                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 May 16, 2006

                        Commission File Number: 001-09531

                                TELEFONICA, S.A.
                 (Translation of registrant's name into English)

                                  GRAN VIA, 28
                               28013 MADRID, SPAIN
                                  3491-459-3050
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F
          -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No   X
    -----      -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No   X
    -----      -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No   X
    -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                TELEFONICA, S.A.

This Form 6-K is incorporated by reference into the registration statement of Telefonica, S.A. and Telefonica S.A.U. filed with the Securities and Exchange Commission on April 12, 2006 (File No. 333-133251). In addition, this Form 6-K amends and supercedes the Form 6-K filed with the Securities and Exchange Commission on April 12, 2006, accepted at 16:09:15 (File No. 001-09531).


                                TABLE OF CONTENTS

ITEM                             DOCUMENT                            PAGE NUMBER
----                             --------                            -----------
 1.    Report of Independent Auditors                                    A-1
 2.    Consolidated audited UK GAAP financial statements of O2
       plc, reconciled to U.S. GAAP, for years ended March 31,
       2004 and 2005                                                     A-2
 3.    Consolidated unaudited interim IFRS financial statements of
       O2 plc, reconciled to U.S. GAAP, for the six months ended
       September 30, 2004 and 2005                                       B-1

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of O2 plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in shareholders' funds and cash flow statements present fairly, in all material respects, the financial position of O2 plc and its subsidiaries at 31 March 2005 and 31 March 2004, and the results of their operations and their cash flows for the two years in the period ended 31 March 2005, in conformity with accounting principles which, as described in note 1, are generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1 to the consolidated financial statements, O2 plc and its subsidiaries changed its method of classifying own shares held through an employee share ownership trust in 2005, in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 1 April 2003.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated profit and loss for each of the two years in the period ended 31 March 2005 and the determination of shareholders' funds at 31 March 2005 and 31 March 2004 to the extent summarised in note 32 to the consolidated financial statements.


/s/ PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London, England
11 April 2006

          CONSOLIDATED AUDITED UK GAAP FINANCIAL STATEMENTS OF O2 PLC,
                            RECONCILED TO U.S. GAAP,
                     FOR YEARS ENDED MARCH 31, 2004 AND 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
YEAR ENDED 31 MARCH

                                                                 NOTE    2005     2004
                                                                -----   ------   ------
                                                                         Lm       Lm

TURNOVER: GROUP AND SHARE OF JOINT VENTURES AND ASSOCIATES...            6,890    5,859
Group's share of associates and joint ventures turnover......             (207)    (165)
                                                                        ------   ------
GROUP TURNOVER...............................................       2    6,683    5,694
Net operating expenses (including exceptional items).........       3   (6,342)  (5,536)
                                                                        ------   ------
GROUP OPERATING PROFIT.......................................    3, 4      341      158
Group's share of operating loss of joint ventures and
  associates.................................................               (3)      --
                                                                        ------   ------
TOTAL OPERATING PROFIT.......................................              338      158
Costs of capital reorganisation..............................       5      (20)      --
Loss on sale of business - discontinued operation............       5       --       (5)
Net interest payable and similar charges.....................       6       (9)     (58)
                                                                        ------   ------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION................              309       95
Tax on profit on ordinary activities.........................       7       (8)      71
                                                                        ------   ------
PROFIT FOR THE FINANCIAL YEAR................................      20      301      166
Dividends....................................................   8, 20     (196)      --
                                                                        ------   ------
RETAINED PROFIT FOR THE YEAR.................................              105      166
                                                                        ======   ======
Basic earnings per share (pence) ............................       9      3.5      1.9
                                                                        ======   ======
Diluted earnings per share (pence) ..........................       9      3.4      1.9
                                                                        ======   ======

All results in the year ended 31 March 2005 derive from continuing operations.

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH

                                                                                2004
                                                             NOTE   2005    AS RESTATED
                                                             ----  ------   -----------
                                                                     Lm          Lm
FIXED ASSETS
Intangible assets ........................................    10    7,045      7,354
Tangible assets ..........................................    11    4,449      3,996
Investments ..............................................    12        2          5
                                                                   ------     ------
                                                                   11,496     11,355
                                                                   ------     ------

CURRENT ASSETS
Stocks ...................................................             87         84
Debtors ..................................................    13    1,060        943
Investments ..............................................    14    1,285        993
Cash at bank and in hand .................................             41         23
                                                                   ------     ------
                                                                    2,473      2,043
CREDITORS: amounts falling due within one year ...........    15   (2,031)    (1,678)
                                                                   ------     ------
NET CURRENT ASSETS .......................................            442        365
                                                                   ------     ------
TOTAL ASSETS LESS CURRENT LIABILITIES ....................         11,938     11,720
                                                                   ------     ------
CREDITORS: amounts falling due after more than one year ..    16   (1,403)    (1,375)
PROVISIONS FOR LIABILITIES AND CHARGES ...................    18     (254)      (251)
                                                                   ------     ------
NET ASSETS ...............................................         10,281     10,094
                                                                   ======     ======

CAPITAL AND RESERVES
Called up share capital ..................................    19        9          9
Share premium ............................................    20      375          3
Other reserves ...........................................    20    2,913     11,074
Profit and loss account ..................................    20    6,984       (992)
                                                                   ------     ------
                                                                   10,281     10,094
                                                                   ======     ======

CONSOLIDATED NET DEBT
AS AT 31 MARCH

                                                                  NOTE     2005     2004
                                                                 ------   ------   ------
                                                                            Lm       Lm
Cash at bank and in hand ......................................               41       23
Current asset investments .....................................      14    1,285      993
                                                                          ------   ------
                                                                           1,326    1,016
Euro medium-term notes (net of issue costs) ...................      16   (1,056)  (1,012)
Loan notes ....................................................      15       (7)      (8)
Obligations under finance leases and hire purchase contracts ..      17     (308)    (325)
Other loans and borrowings ....................................  15, 16      (33)     (37)
                                                                          ------   ------
NET DEBT ......................................................              (78)    (366)
                                                                          ======   ======

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
YEAR ENDED 31 MARCH

                                                             NOTE    2005   2004
                                                            ------   ----   ----
                                                                      Lm     Lm
PROFIT FOR THE FINANCIAL YEAR ...........................             301    166
Currency translation differences arising on foreign
   currency net investments less translation
   differences on debt designated as a hedge of
   foreign currency net investments .....................       20     68   (144)
Premium paid to shareholders electing for cash
   alternative in capital reorganisation ................    19,20    (15)    --
                                                                      ---   ----
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE YEAR ..             354     22
                                                                      ===   ====

RECONCILIATIONS OF GROUP OPERATING PROFIT TO OPERATING CASH FLOWS
YEAR ENDED 31 MARCH

                                                2005    2004
                                               -----   -----
                                                 Lm      Lm
Group operating profit .....................     341     158
Depreciation and amortisation charges ......   1,388   1,136
Loss on disposal of fixed assets ...........       2       5
Increase in stocks .........................      (2)    (17)
Increase in debtors ........................     (84)    (88)
Increase in creditors ......................      98     142
Increase in provisions .....................      12      55
                                               -----   -----
NET CASH INFLOW FROM OPERATING ACTIVITIES ..   1,755   1,391
                                               =====   =====

CONSOLIDATED CASH FLOW STATEMENTS
YEAR ENDED 31 MARCH

                                                                   NOTE    2005     2004
                                                                   ----   ------   ------
                                                                            Lm       Lm
NET CASH INFLOW FROM OPERATING ACTIVITIES ........................         1,755    1,391
Returns on investments and servicing of finance ..................   21      (43)     (62)
Taxation .........................................................   21      (15)     (13)
Capital expenditure and financial investment .....................   21   (1,348)  (1,114)
Acquisitions and disposals .......................................   21       (2)      (6)
                                                                          ------   ------

CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING ..           347      196
Management of liquid resources ...................................   21     (302)    (191)
Financing ........................................................   21      (27)     (50)
                                                                          ------   ------
INCREASE/(DECREASE) IN CASH IN THE YEAR ..........................   22       18      (45)
                                                                          ======   ======

1.   ACCOUNTING POLICIES

ACCOUNTING CONVENTIONS

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and generally accepted accounting principles in the United Kingdom (UK GAAP). These differ in certain significant respects from accounting standards in the United States of America and a reconciliation to generally accepted accounting principles in the United States of America (US GAAP) is included in note 32 to the financial statements.

The financial statements include the results for O2 plc and its subsidiaries. All principal subsidiary undertakings' financial years are coterminous with those of O2 plc. On consolidation, all intercompany balances and transactions have been eliminated.

Certain amounts relating to the 2004 financial year have been reclassified to conform with the presentation adopted for the financial year ended 31 March 2005.

BASIS OF PREPARATION

CAPITAL REORGANISATION

O2 plc was incorporated on 10 December 2004 as part of the capital reorganisation described in note 19. The purpose of the capital reorganisation was to create distributable reserves in O2 plc to allow the implementation of the Group's distribution policy.

On 14 March 2005, O2 plc was introduced as the new holding company of the mmO2 plc Group pursuant to a Scheme of Arrangement (the Scheme) under section 425 of the Companies Act 1985, whereby O2 plc issued shares in return for the existing shares in mmO2 plc. Subsequently, O2 plc effected a reduction in its share capital to create distributable reserves. Shareholders were also offered the opportunity to realise, for cash, their shareholding in mmO2 plc in a cost effective manner. Subsequent to the year end, O2 plc also de-listed from the NYSE and deregistered from the SEC.

The Directors consider that in substance the Scheme constituted two distinct transactions being firstly, the insertion of the new holding company, O2 plc, and secondly, a placing of shares on behalf of certain shareholders who elected to receive the consideration for their shares in mmO2 plc in cash. The insertion of a new holding company constitutes a group reconstruction as defined by FRS 6 "Acquisitions and mergers" and has been accounted for using merger accounting principles. The premium paid to shareholders who elected to receive their consideration in cash has been recognised as a deduction from the Group profit and loss account reserve.

The consolidated financial statements for the year ended 31 March 2005 comprise the results of O2 plc from incorporation to 31 March 2005 together with the results of the O2 plc Group from the 14 March 2005 to the end of the financial year and the results of the mmO2 Group from 1 April 2004 to 13 March 2005. The comparative information presented is as previously published for the mmO2 plc Group except where otherwise stated.

CHANGE IN ACCOUNTING POLICY

The Group has adopted the Urgent Issues Task Force (UITF) Abstract 38 "Accounting for ESOP trusts" in the year ended 31 March 2005, which requires that a company's own shares held through an ESOP trust be shown as a deduction from shareholders' funds until such time as the shares vest unconditionally. Previously these shares were recorded at cost less amortisation charged to date and shown as a fixed asset investment.

The comparative figures have been restated to reflect the adoption of UITF 38. The aggregate impact on the previously reported figures is to reduce total equity shareholders' funds at 1 April 2003 by L3 million (31 March 2004: increase by L3 million). The adoption of UITF 38 has no effect on the profit and loss account.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as provision for bad and doubtful debtors, depreciation and amortisation, valuation of inventory, pensions and other benefits, and asset impairment.

TURNOVER

Group turnover, which excludes value added tax and other sales taxes, comprises the value of services provided, equipment sales and other revenue.

Mobile telecommunications service turnover includes turnover earned for usage of the Group's wireless network for voice and data transmission by the Group's customers, subscription fees and interconnect revenue. Post-pay customers are billed in arrears based on usage and turnover is recognised when the service is rendered. Turnover for pre-pay customers is recorded as deferred revenue prior to commencement of services and is recognised as the pre-pay services are rendered. Inbound roaming revenue, earned from other mobile operators whose customers roam onto the O2 network, and outbound roaming revenue, earned from the Group's customers roaming outside their domestic coverage area, are recognised based upon usage. Subscription fees are recognised evenly throughout the periods to which they relate.

Hardware turnover principally consists of revenue from the sale of wireless mobile devices. The revenue and related expenses associated with the sale of wireless handsets and accessories are recognised when the products are delivered and accepted by the customer. Other sales include connection charges which are deferred and recognised over the estimated customer relationship period.

Revenue is recognised on a gross basis where the Group's role is that of principal in a transaction. The gross basis represents the gross value of the billing to the customer after trade discounts, with any related costs being charged to operating expenses. Where the Group acts as agent in a transaction, the net revenue earned is recognised as turnover.

SUBSCRIBER ACQUISITION COSTS

Subscriber acquisition costs, which include the commission costs associated with acquiring new subscribers and other incremental costs of customer acquisition, are charged to the profit and loss account as incurred.

RESEARCH AND DEVELOPMENT

Expenditure on research and development is written off in the year in which it is incurred.

ADVERTISING

Advertising costs are included in administrative expenses and are expensed as incurred.

FOREIGN CURRENCIES

Transactions denominated in foreign currencies are translated at the exchange rate on the day the transaction occurred or at the contracted forward rate of exchange if hedged by a forward exchange contract or similar hedging arrangement. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date or at the forward rate of exchange if hedged.

Net assets of foreign subsidiary undertakings, including related goodwill, are translated into sterling at the rates ruling at the balance sheet date. The profit or loss and cash flows for the year of foreign subsidiary undertakings are translated at the average rates of exchange for the year. Exchange adjustments arising on the translation into sterling of the opening net assets and profits or losses for the year retained by foreign subsidiary undertakings are recognised in reserves and reported in the statement of total recognised gains and losses. Exchange gains and losses arising on foreign currency net borrowings used to hedge the Group's foreign currency net investments are also recognised directly in reserves.

All other exchange gains or losses are dealt with in the profit and loss account.

GOODWILL

Goodwill, arising from the purchase of subsidiary undertakings and interests in joint ventures and associates, represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired.

For all acquisitions arising on or after 1 April 1998, the goodwill arising is capitalised as an intangible asset. The goodwill is amortised on a straight-line basis from the time of acquisition over a period estimated by management to be its useful economic life. The useful economic life is normally 20 years and is subject to review if and when an event or change occurs which may affect the asset life.

For acquisitions made before the adoption of FRS 10 "Goodwill and intangible assets" on 1 April 1998, the goodwill arising was written off directly to reserves. The goodwill written off directly to reserves will be charged to the profit and loss account on the subsequent disposal of the business to which it relates.

OTHER INTANGIBLE FIXED ASSETS

Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are capitalised at cost and are amortised from the market launch of service to the end of the licence period on a straight-line basis. Other licences are amortised over the period of the licence on a straight-line basis. Other intangible assets are amortised over their useful economic life on a straight-line basis.

TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at historical cost less depreciation. The cost of tangible fixed assets includes directly attributable incremental costs incurred in their acquisition and installation.

Depreciation is provided on tangible fixed assets from the date they are brought into use over their estimated useful lives on a straight-line basis, taking into account any residual values. The lives assigned to tangible fixed assets are:

Freehold buildings........................                                  40 years
Leasehold land and buildings..............   Unexpired portion of lease or 40 years,
                                                            whichever is the shorter
Network assets............................                             5 to 15 years
Computers, software and office equipment..                              2 to 6 years
Motor vehicles............................                                   5 years

No depreciation is provided on freehold land or assets in course of construction.

OTHER FIXED ASSET INVESTMENTS

Other investments held as fixed assets comprise equity shareholdings and other interests and are stated at cost less provision for impairment.

JOINT VENTURES AND ASSOCIATES

Investments in joint ventures and associates are included in the consolidated financial statements using the equity method of accounting. The profit and loss account includes the Group's share of profits or losses of joint ventures and associates. In instances in which the Group holds an interest in the net liabilities of its joint ventures and associates, such interests are recognised in creditors: amounts falling due within one year.

FIXED ASSET IMPAIRMENT

Goodwill and other intangible assets are reviewed for impairment at the end of the first full financial year following acquisition and, together with tangible fixed assets, in other periods if events or changes in circumstances indicate that the carrying values may not be recoverable. Such events may include continuing operating losses, technological obsolescence or significant adverse changes in the business or the market in which the fixed asset is used.

The impairment review is performed by comparing the carrying value of the asset, or group of assets, with their recoverable amount. For assets used in the continuing operations of the Group the recoverable amount is the assets' value in use which is estimated by calculating the present value of its future cash flows. For assets to be disposed, the recoverable amount is the assets' net realisable value. Impairment charges are recognised in the profit and loss account to the extent that the carrying value exceeds the recoverable amount in the period in which the impairment is identified.

STOCKS

Stocks comprise mainly handsets and are stated at the lower of cost and net realisable value (which reflects the value to the business of the handset in the hands of the subscriber) on a first-in, first-out basis, after provisions for obsolescence.

DEBTORS

Debtors are stated at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

PROVISIONS

Provisions are recognised by the Group when three criteria are met: (i) the Group has a constructive or legal obligation as a result of a past event; (ii) if it is probable that a transfer of economic benefits will be required to settle the obligation; and (iii) a reliable estimate of the obligation can be made.

A provision is made for the present value of the cost of restoration of mast sites at the date of acquisition of the site in accordance with FRS 12 "Provisions, contingent liabilities and contingent assets".

SHARE BASED PAYMENTS

The cost of awards to employees of shares or share options is recognised as an operating expense over the period of the employees' performance to which the award relates. The cost of the award is based on the difference between the award or option exercise price and the market value of the shares at the date of grant and is adjusted for the likelihood of performance criteria being achieved. The profit and loss account charge is matched by a reserve recognised within shareholders' funds for equity settled awards.

The Group has taken advantage of the exemption available under UITF 17 (revised) "Employee share schemes" not to account for Inland Revenue approved Save-As-You-Earn (SAYE) schemes.

The assets and liabilities of ESOP trusts are included in the accounts of the sponsoring employer. Until such time as own shares vest unconditionally in employees, the consideration paid for the shares is deducted from the profit and loss account reserve.

POST-RETIREMENT BENEFITS

The Group operates a number of pension schemes as disclosed in note 31 to the financial statements. All pension schemes are accounted for in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 "Accounting for pension costs". The Group continues to apply the transitional disclosure requirements set out in FRS 17 "Retirement benefits".

For funded and unfunded defined benefit schemes, the expected costs of providing pensions and other post-retirement benefits, as calculated periodically by professionally qualified independent actuaries, are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll. For the funded schemes, the assets of the schemes are held separately from those of the principal employer. For the unfunded schemes, no contributions are made by either employees or the employer to a separate pension fund and a provision is recorded on the balance sheet to recognise the cumulative accrued liability of the Group.

The Group also supports a number of defined contribution pension schemes where the benefits are based on the level of contributions paid. Costs arising from these schemes are charged to the profit and loss account in the period to which they relate.

DEFERRED TAXATION

Deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

DEBT ISSUE COSTS

Debt instruments are stated at the amount of net proceeds received. Debt issue costs are amortised over the term of the debt to ensure a constant rate of charge.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used to manage the Group's exposure to fluctuations in interest rates and foreign currency exchange rates. Interest rate swaps, currency swaps and forward exchange contracts are accounted for as hedges when they alter the risk profile of an existing underlying exposure of the Group.

All derivative financial instruments held for hedging purposes are identified as hedges of the underlying asset or liability from inception. To qualify as a hedge the derivative must be established in accordance with specific guidelines and must be effective on inception and throughout its life.

Forward exchange contracts, used to hedge net foreign currency investments in overseas businesses, are translated at the closing rates of exchange. Net realised and unrealised gains and losses arising on these hedging instruments are recognised in the statement of total recognised gains and losses to offset the translation gains or losses arising on the net investments being hedged. Forward points (comprising the interest rate differential between the currencies) inherent in forward exchange contracts are recognised in the profit and loss account over the term of the contracts.

Interest rate differentials on interest rate swaps qualifying as hedges are recognised by adjusting interest payable.

Other forward exchange contracts hedging transaction exposures are revalued at the year end at the prevailing forward rate with net unrealised gains and losses being matched to the underlying transactions being hedged.

LEASES AND HIRE PURCHASE CONTRACTS

Rentals under operating leases are charged to the profit and loss account in equal annual amounts over the periods of the leases.

Assets held under finance leases and hire purchase contracts are capitalised at the present value of the minimum lease payments on the inception of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

2.   SEGMENTAL ANALYSIS

The Group's operations have been divided internally into two classes of business, in line with the day-to-day managerial and budgetary control during the year ended 31 March 2005:

     1.   the supply of mobile telecommunications services and products; and

     2. other businesses, comprising O2 Airwave, a secure national radio service business, and Manx Telecom, a fixed and mobile telecommunications business in the Isle of Man.

In the year ended 31 March 2004, the Group undertook a restructuring of its central functions and rationalised its property portfolio as described in note
5. For the year ended 31 March 2005 the activities of O2 Online and Products O2, which were previously reported as the "mobile internet services" segment, are reported within the segments in which they now reside. As the information is not readily available, the comparatives have not been restated and these businesses are reported separately in line with day-to-day managerial and budgetary control at that time.

Businesses within the mobile telecommunications services segment mainly derive their turnover from the calls made and received by their customers using mobile telephones, from subscription fees charged to their contract customers and from handset equipment sales. Mobile internet services generate revenue through advertising, provision of content and applications and from e-commerce and m-commerce activities.

Turnover is based on the country of invoice origination, which is not materially different to turnover by destination. Central overheads and adjustments includes central costs and other consolidation adjustments.

The segmental disclosures in respect of profit and loss account items are presented below:

                                                    DEPRECIATION,
                                         GROUP    AMORTISATION AND   TOTAL OPERATING
                                       TURNOVER     IMPAIRMENT(1)     PROFIT/(LOSS)
                                       --------   ----------------   ---------------
                                          Lm             Lm                 Lm
YEAR ENDED 31 MARCH 2005
CONTINUING OPERATIONS
Mobile telecommunications
   UK ..............................    4,030             773           370
   Germany .........................    1,865             431           (92)
   Ireland .........................      585             117           106
                                        -----           -----           ---
TOTAL MOBILE TELECOMMUNICATIONS ....    6,480           1,321           384
Other businesses
   UK ..............................      222              61            35
Central overheads and adjustments ..       --               6           (81)
Inter-segment eliminations .........      (19)             --            --
                                        -----           -----           ---
GROUP TOTAL ........................    6,683           1,388           338
                                        =====           =====           ===
YEAR ENDED 31 MARCH 2004
CONTINUING OPERATIONS
Mobile telecommunications
   UK ..............................    3,451             638           346
   Germany .........................    1,508             295           (72)
   Ireland .........................      529             120            87
                                        -----           -----           ---
TOTAL MOBILE TELECOMMUNICATIONS ....    5,488           1,053           361
Mobile internet services
   UK ..............................      140              42           (93)
Other businesses
   UK ..............................      139              37           (13)
Central overheads and adjustments ..       --               3           (96)
Inter-segment eliminations .........     (121)             --            --
                                        -----           -----           ---
                                        5,646           1,135           159
DISCONTINUED OPERATION
Mobile telecommunications
   The Netherlands .................       48               1            (1)
                                        -----           -----           ---
GROUP TOTAL ........................    5,694           1,136           158
                                        =====           =====           ===

----------
(1) In the years ended 31 March 2005 and 2004, depreciation includes a charge of L6 million and L2 million respectively included within the exceptional operating cost disclosed in note 5.

The segmental disclosures in respect of balance sheet items are presented below:

                                                                          NET OPERATING
                                           CAPITAL         TANGIBLE          ASSETS/
                                        EXPENDITURE(1)   FIXED ASSETS   (LIABILITIES)(2)
                                        --------------   ------------   ----------------
                                              Lm              Lm               Lm
YEAR ENDED AND AS AT 31 MARCH 2005
CONTINUING OPERATIONS
Mobile telecommunications
   UK ...............................          637           2,210            5,744
   Germany ..........................          388           1,229            3,203
   Ireland ..........................          100             273            1,078
                                             -----           -----           ------
Total mobile telecommunications .....        1,125           3,712           10,025
Other businesses
   UK ...............................          228             735              656
Central assets and adjustments ......            3               2             (190)
                                             -----           -----           ------
GROUP TOTAL .........................        1,356           4,449           10,491
                                             =====           =====           ======
YEAR ENDED AND AS AT 31 MARCH 2004
CONTINUING OPERATIONS
Mobile telecommunications
   UK ...............................          502           2,118            5,945
   Germany ..........................          308           1,051            3,160
   Ireland ..........................           52             233            1,086
                                             -----           -----           ------
Total mobile telecommunications .....          862           3,402           10,191
Mobile internet services
   UK ...............................           12              22               13
Other businesses
   UK ...............................          252             568              450
Central assets and adjustments ......            2               4              (62)
                                             -----           -----           ------
                                             1,128           3,996           10,592
DISCONTINUED OPERATION
Mobile telecommunications
   The Netherlands ..................            5              --               --
                                             -----           -----           ------
GROUP TOTAL .........................        1,133           3,996           10,592
                                             =====           =====           ======

----------
(1)  Capital expenditure comprises tangible fixed asset additions.

(2) Net operating assets/(liabilities) comprise tangible and intangible fixed assets (including goodwill), stocks, debtors, creditors (excluding debt) falling due within and after one year and provisions (excluding deferred tax).

GROUP TURNOVER

                                               2005    2004
                                              -----   -----
                                                Lm      Lm
CONTINUING OPERATIONS
Mobile telecommunications
Service turnover
   UK .....................................   3,627   3,183
   Germany ................................   1,687   1,347
   Ireland ................................     556     500
                                              -----   -----
TOTAL SERVICE TURNOVER ....................   5,870   5,030
                                              -----   -----
Equipment and other turnover
   UK .....................................     403     268
   Germany ................................     178     161
   Ireland ................................      29      29
                                              -----   -----
TOTAL EQUIPMENT AND OTHER TURNOVER ........     610     458
                                              -----   -----
TOTAL MOBILE TELECOMMUNICATIONS TURNOVER ..   6,480   5,488
Mobile internet services
   UK .....................................      --     140
Other businesses
   UK .....................................     222     139

Less segmental eliminations ...............     (19)   (121)
                                              -----   -----
TOTAL CONTINUING OPERATIONS ...............   6,683   5,646
DISCONTINUED OPERATION
Mobile telecommunications
   The Netherlands ........................      --      48
                                              -----   -----
GROUP TURNOVER ............................   6,683   5,694
                                              =====   =====

JOINT VENTURES AND ASSOCIATES

Total turnover for the year ended 31 March 2005 was L6,890 million (2004: L5,859 million) and included L196 million (2004: L165 million) representing the Group's share of the turnover of its joint ventures and associates in the UK mobile telecommunications business and L11 million (2004: nil) representing the Group's share of the turnover of its joint venture in the German mobile telecommunications business. The Group's share of the operating loss of its joint ventures and associates was L3 million (2004: nil). The Group's interest in the aggregate liabilities of its joint ventures and associates at 31 March 2005 was L1 million (2004: assets of L5 million).

3. NET OPERATING EXPENSES

                                   CONTINUING   DISCONTINUED
                                   OPERATIONS     OPERATION     TOTAL
                                   ----------   ------------   ------
                                       Lm            Lm          Lm
YEAR ENDED 31 MARCH 2005
Group turnover .................      6,683          --         6,683
Cost of sales ..................     (3,799)         --        (3,799)
                                     ------         ---        ------
Gross profit ...................      2,884          --         2,884
Administrative expenses ........     (2,543)         --        (2,543)
                                     ------         ---        ------
GROUP OPERATING PROFIT .........        341          --           341
                                     ======         ===        ======
YEAR ENDED 31 MARCH 2004
Group turnover .................      5,646          48         5,694
Cost of sales ..................     (3,291)        (23)       (3,314)
                                     ------         ---        ------
Gross profit ...................      2,355          25         2,380
Administrative expenses ........     (2,196)        (26)       (2,222)
                                     ------         ---        ------
GROUP OPERATING PROFIT/(LOSS) ..        159          (1)          158
                                     ======         ===        ======

Net operating expenses comprise cost of sales and administrative expenses (including exceptional operating items) and total L6,342 million in 2005 (2004:
L5,536 million).

The sale of O2 Netherlands completed on 3 June 2003 in accordance with FRS 3 "Reporting financial performance", the results of O2 Netherlands for the year ended 31 March 2004 have been classified as discontinued.

4. GROUP OPERATING PROFIT

Group operating profit is stated after charging/(crediting):

                                          2005    2004
                                          ----    ----
                                           Lm      Lm
Depreciation of tangible assets:
   Owned(1) ...........................    904     900
   Held under hire purchase contracts..     33      28
Amortisation od intangible fixed assets
   (before impairment):
   Goodwill ...........................    200     201
   UMTS licences ......................    169      --
   Other ..............................     82       7
Rentals under operating leases:
   Hire of plant and machinery ........     12      10
   Other operating leases .............    154     158
Staff costs (note 30) .................    613     548
Own work capitalized ..................   (118)   (106)
Loss on disposal of fixed assets ......      2       5
Research and development costs ........      8      10

----------
(1) Includes exceptional depreciation of L6 million in 2005 and L2 million in 2004.

In the year ended 31 March 2005 the Group incurred advertising costs of L227 million(2004: L224 millIon).

5.   EXCEPTIONAL ITEMS

In the year ended 31 March 2005, the Group incurred an exceptional operating charge of L45 million and an exceptional non-operating charge of L20 million.

The exceptional operating charge relates to the redeployment of resources within O2 UK into customer facing areas and away from non-customer facing areas. This is in line with O2 UK's strategy of delivering an enhanced customer experience and increasing customer loyalty. The charge comprises redundancy and property costs. No cash was expended in the year ended 31 March 2005. The exceptional non-operating charge relates to the costs of the capital reorganisation described in note 19. This charge gave rise to a cash outflow of L15 million in the year.

In the year ended 31 March 2004, the Group incurred an exceptional charge of L75 million in respect of the restructuring of central functions and the resultant rationalisation of the Group's property portfolio. This arose on the transfer of O2 Online, Products O2 and certain other central functions to the Group's operating businesses in the UK, Germany and Ireland and includes provisions relating to redundancies and the termination of property leases. This charge gave rise to a cash outflow of L17 million in that year.

On 14 April 2003, the Group announced that it had agreed the sale of its wholly owned Dutch subsidiary, O2 Netherlands, to Greenfield Capital Partners, an independent private equity and corporate finance group with existing interests in the fixed telecoms sector, for E25 million cash. The sale was completed on 3 June 2003 and took the form of the sale of all the issued shares of O2 Netherlands. In the year ended 31 March 2003, the Group recognised a non-operating exceptional provision for the loss on disposal of O2 Netherlands of L1,364 million. This represented the impairment of the assets of O2 Netherlands, and goodwill relating to the original purchase of the stake in O2 Netherlands, down to their net recoverable amount which in this case was the sale proceeds less the estimated direct costs of disposal. The total loss on sale arising on completion was L1,369 million which, after utilisation of the provision recognised in 2003, resulted in a non-operating exceptional loss of L5 million in the year ended 31 March 2004.

6.   NET INTEREST PAYABLE AND SIMILAR CHARGES

                                                      2005   2004
                                                      ----   ----
                                                       Lm     Lm
Interest receivable and similar income:
   Cash and current asset investment deposits .....    33     17
   Forward foreign exchange contracts (note 27) ...    24     --
   Other ..........................................     6      3
Interest payable and similar charges:
   Bank loans, overdrafts and other borrowings ....    (8)   (13)
   Amortisation of debt issue costs ...............    (8)    (4)
   Debentures .....................................   (57)   (62)
                                                      ---    ---
GROUP NET INTEREST PAYABLE ........................   (10)   (59)
                                                      ---    ---
SHARE OF JOINT VENTURES AND ASSOCIATES
Interest receivable and similar income ............     1      1
                                                      ---    ---
NET INTEREST PAYABLE ..............................    (9)   (58)
                                                      ===    ===

7.   TAX ON PROFIT ON ORDINARY ACTIVITIES

                                                                       2005   2004
                                                                       ----   ----
                                                                        Lm     Lm
CURRENT TAX
Non-United Kingdom tax .............................................   (14)   (13)
Adjustments in respect of prior periods ............................     1      1
Tax on Group's share of results of joint ventures and associates ...    (1)    (1)
                                                                       ---    ---
TOTAL CURRENT TAX CHARGE ...........................................   (14)   (13)
                                                                       ---    ---
DEFERRED TAX
Origination and reversal of timing differences .....................     1     86
Adjustments in respect of prior periods ............................     5     (2)
TOTAL DEFERRED TAX CREDIT ..........................................     6     84
                                                                       ---    ---
TAX (CHARGE)/CREDIT ON PROFIT ON ORDINARY ACTIVITIES ...............    (8)    71
                                                                       ===    ===

CURRENT TAX

In the year ended 31 March 2005, the profit on ordinary activities before taxation was L309 million (2004: L95 million).

The tax assessed for each of the two financial years varied from the amount computed by applying the corporation tax rate to profit or loss on ordinary activities before taxation. The differences were attributable to the following factors:

                                                               2005   2004
                                                               ----   ----
                                                                Lm     Lm
United Kingdom corporation tax on profit at 30% ............    (93)  (29)
Non-deductible depreciation, amortisation and impairment ...   (122)  (78)
Non-deductible non-United Kingdom losses ...................      1    --
Non-United Kingdom tax rate differences ....................     35    16
Capital allowances in excess/(deficit) of depreciation .....     31    (1)
Losses carried forward .....................................     --   (30)
Losses brought forward and utilised ........................    134   138
Non-deductible losses on sale of discontinued operations ...     --    (2)
Other timing differences and adjustments ...................     (1)  (28)
Prior year adjustments .....................................      1     1
                                                               ----   ---
CURRENT TAX CHARGE FOR YEAR ................................    (14)  (13)
                                                               ====   ===

The Group expects to be able to claim capital allowances in excess of depreciation in future years which will affect future tax charges.



DEFERRED TAX

The deferred taxation credit arises as follows:

                                             2005   2004
                                             ----   ----
                                              Lm     Lm
Excess capital allowances ................    22    (15)
Other timing differences .................   (21)   101
Adjustments in respect of prior periods ..     5     (2)
                                             ---    ---
TOTAL DEFERRED TAX CREDIT ................     6     84
                                             ===    ===

Other timing differences include the recognition of a deferred tax asset of L55 million in respect of UK tax losses carried forward owing to greater certainty regarding the availability of future taxable profits.

Deferred tax assets in respect of certain other UK and German losses carried forward and other timing differences totalling L5,185 million have not been recognised due to insufficient certainty regarding the availability of appropriate future taxable profits.

In each financial year presented no deferred tax has been recognised on unremitted earnings of overseas subsidiaries.

8.   DIVIDENDS

                     PENCE PER SHARE   2005
                     ---------------   ----
                                        Lm
Proposed final ...        2.25          196
                          ====          ===

The final dividend of 2.25 pence per share was paid on 26 August 2005 to shareholders on the register at the close of business on 5 August 2005.

9.   EARNINGS PER SHARE

Earnings per share has been calculated by dividing the profit for the year by the weighted average number of ordinary shares in issue during that year, as follows:

                                                                       2005    2004
                                                                      -----   -----
Profit for the financial year (L million) .........................     301     166
                                                                      =====   =====
Weighted average number of ordinary shares in issue
   during the year and used to calculate basic
   earnings per share (number of shares, millions) ................   8,681   8,671
Dilutive potential ordinary shares (number of shares, millions) ...     120      44
                                                                      -----   -----
Weighted average number of ordinary shares outstanding
   and used to calculate diluted earnings per
   share (number of shares, millions) .............................   8,801   8,715
                                                                      =====   =====
BASIC EARNINGS PER SHARE (PENCE) ..................................     3.5     1.9
                                                                      =====   =====
DILUTED EARNINGS PER SHARE (PENCE) ................................     3.4     1.9
                                                                      =====   =====

In accordance with the principles of merger accounting as applicable to group reorganisations described in note 1, earnings per share has been calculated as if O2 plc had in issue the share capital of mmO2 plc prior to 14 March 2005.

10.  INTANGIBLE ASSETS

                                    GOODWILL   UMTS LICENCES   OTHER    TOTAL
                                    --------   -------------   -----   -------
                                       Lm           Lm           Lm       Lm
COST
At 1 April 2003 .................    10,673       10,489         66    21,228
Additions .......................        --           --         85        85
Disposals .......................        --           (8)        --        (8)
Sale of subsidiary undertaking ..      (757)        (484)        --    (1,241)
Currency movements ..............      (212)        (200)        --      (412)
                                     ------       ------        ---    ------
At 31 March 2004 ................     9,704        9,797        151    19,652
Additions .......................        --           --         59        59
Currency movements ..............       178          164          1       343
                                     ------       ------        ---    ------
AT 31 MARCH 2005 ................     9,882        9,961        211    20,054
                                     ======       ======        ===    ======
AMORTISATION
At 1 April 2003 .................     7,255        6,391         --    13,646
Charge for the year .............       201           --          7       208
Disposals .......................        --           (7)        --        (7)
Sale of subsidiary undertaking ..      (757)        (484)        --    (1,241)
Currency movements ..............      (184)        (122)        (2)     (308)
                                     ------       ------        ---    ------
At 31 March 2004 ................     6,515        5,778          5    12,298
Charge for the year .............       200          169         82       451
Currency movements ..............       156          103          1       260
                                     ------       ------        ---    ------
AT 31 MARCH 2005 ................     6,871        6,050         88    13,009
                                     ======       ======        ===    ======
NET BOOK VALUE
AT 31 MARCH 2005 ................     3,011        3,911        123     7,045
                                     ======       ======        ===    ======
At 31 March 2004 ................     3,189        4,019        146     7,354
                                     ======       ======        ===    ======

11.  TANGIBLE ASSETS

                                     LAND AND   PLANT AND   ASSETS IN COURSE OF
                                    BUILDINGS   EQUIPMENT       CONSTRUCTION      TOTAL
                                    ---------   ---------   -------------------   -----
                                        Lm          Lm               Lm             Lm
COST
At 1 April 2003 .................      325        6,245             658           7,228
Additions .......................        4          285             844           1,133
Transfers .......................       39          736            (775)             --
Disposals .......................      (16)        (191)             --            (207)
Sale of subsidiary undertaking ..       --         (514)            (18)           (532)
Currency movements ..............       (3)         (79)             (1)            (83)
                                       ---        -----            ----           -----
At 31 March 2004 ................      349        6,482             708           7,539
Additions .......................        5          562             789           1,356
Transfers .......................       24          963            (987)             --
Disposals .......................       (7)        (194)             --            (201)
Currency movements ..............        1           71               3              75
                                       ---        -----            ----           -----
AT 31 MARCH 2005 ................      372        7,884             513           8,769
                                       ===        =====            ====           =====
DEPRECIATION
At 1 April 2003 .................      124        3,211              18           3,353
Charge for the year(1) ..........       29          899              --             928
Disposals .......................       (7)        (190)             --            (197)
Sale of subsidiary undertaking ..       --         (479)            (18)           (497)
Currency movements ..............       --          (44)             --             (44)
                                       ---        -----            ----           -----
At 31 March 2004 ................      146        3,397              --           3,543
Charge for the year(1) ..........       40          897              --             937
Disposals .......................       (7)        (192)             --            (199)
Currency movements ..............       --           39              --              39
                                       ---        -----            ----           -----
AT 31 MARCH 2005 ................      179        4,141              --           4,320
                                       ===        =====            ====           =====
NET BOOK VALUE
AT 31 MARCH 2005 ................      193        3,743             513           4,449
                                       ===        =====            ====           =====
At 31 March 2004 ................      203        3,085             708           3,996
                                       ===        =====            ====           =====

----------
1 The charges for the years ended 31 March 2005 and 2004 include an exceptional charge of L6 million and L2 million respectively relating to the exceptional items described in note 5.

The net book value of land and buildings comprises:

                                  2005   2004
                                  ----   ----
                                   Lm     Lm
Freehold ......................     73     76
Long leases ...................     26     23
Short leases ..................     94    104
                                  ----   ----
Net book value ................    193    203
                                  ====   ====
The net book value of assets
   held under hire purchase
   contracts comprises:
Cost ..........................    748    733
Accumulated depreciation ......   (401)  (368)
                                  ----   ----
Net book value ................    347    365
                                  ====   ====

12.  FIXED ASSET INVESTMENTS

                                      INTERESTS IN
                                     JOINT VENTURES
                                     AND ASSOCIATES   OWN SHARES   TOTAL
                                     --------------   ----------   -----
                                           Lm             Lm         Lm
COST
At 1 April 2003 ..................          93             6        99
Prior period adjustment
   relating to UITF 38 (note 1) ..          --            (6)       (6)
                                           ---           ---       ---
At 1 April 2003 (as restated) ....          93            --        93
Additions ........................           5            --         5
                                           ---           ---       ---
At 31 March 2004 .................          98            --        98
Additions ........................           4            --         4
                                           ---           ---       ---
Dividend received from
   associate .....................          (7)           --        (7)
Loss retained for the year .......          (3)           --        (3)
Reclassifications(1) .............           3            --         3
                                           ---           ---       ---
AT 31 MARCH 2005 .................          95            --        95
                                           ===           ===       ===



                                         INTERESTS IN
                                        JOINT VENTURES
                                        AND ASSOCIATES   OWN SHARES   TOTAL
                                        --------------   ----------   -----
                                              Lm             Lm         Lm
PROVISIONS
At 1 April 2003 .....................          93             3        96
Prior period adjustment
   relating to UITF 38 (note 1) .....          --            (3)       (3)
                                              ---           ---       ---
AT 1 APRIL 2003 (AS RESTATED),
   31 MARCH 2004 AND 31 MARCH 2005 ..          93            --        93
                                              ===           ===       ===
NET BOOK VALUE
AT 31 MARCH 2005 ....................           2            --         2
                                              ===           ===       ===
At 31 March 2004 ....................           5            --         5
                                              ===           ===       ===

----------
1 Represents the reclassification of the Group's interest in the net liabilities of the Group's joint ventures and associates to creditors: amounts falling due within one year.

13.  DEBTORS

                     2005   2004
                    -----   ----
                      Lm     Lm
Trade debtors ...     578    508
Other debtors ...      93     25
Prepayments .....     112    166
Accrued income ..     277    244
                    -----    ---
                    1,060    943
                    =====    ===

Trade debtors are stated after deducting L183 million as at 31 March 2005 for doubtful debts (2004: L132 million). The amount charged to the Group's profit and loss account for doubtful debts for the year ended 31 March 2005 was L56 million (2004: L59 million).

14.  CURRENT ASSET INVESTMENTS

                            2005   2004
                           -----   ----
                             Lm     Lm
Money market deposits ..     953    631
Money market funds .....      57     69
Other deposits .........     275    293
                           -----    ---
                           1,285    993
                           =====    ===

Other deposits of L275 million (2004: L293 million) are funds held in trust to meet the O2 UK hire purchase obligations disclosed in note 17. A further US$79 million (2004: US$102 million) in money market deposits is cash collateral for the bank guarantees issued to cover specific risks under the same hire purchase obligations.

15.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                           2005    2004
                                          -----   -----
                                            Lm      Lm
Other loans (note 17) .................       9       6
Loan notes (note 17) ..................       7       8
Obligations under finance leases and
   hire purchase contracts (note 17) ..      40      40
Trade creditors .......................     595     497
Corporation tax .......................       7       9
Other taxation and social security ....      75      61
Other creditors .......................      29      39
Accrued expenses ......................     846     816
Deferred income .......................     227     202
Dividend payable ......................     196      --
                                          -----   -----
                                          2,031   1,678
                                          =====   =====

16. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                              2005    2004
                                                             -----   -----
                                                               Lm      Lm
Debentures (note 17) .....................................   1,056   1,012
Other loans (note 17) ....................................      24      31
Obligations under finance leases and hire purchase
   contracts (note 17) ...................................     268     285
Other creditors ..........................................      55      47
                                                             -----   -----
                                                             1,403   1,375
                                                             =====   =====

17. DEBENTURES AND OTHER BORROWINGS

                                                              2005    2004
                                                             -----   -----
                                                               Lm      Lm
ANALYSIS OF LOAN REPAYMENTS
Within one year or on demand .............................      16      14
Between one and two years ................................     690       7
Between two and five years ...............................      17     663
After five years .........................................     373     373
                                                             -----   -----
                                                             1,096   1,057
                                                             =====   =====

In January 2002 mmO2 plc issued two debentures in the form of a E1,000 million 6.375% fixed rate bond and a L375 million 7.625% fixed rate bond which have a five and ten-year term respectively. The debentures are recognised at the amount of net proceeds received and after the effects of any related hedging instruments. At 31 March 2005 the carrying value includes unamortised issue costs of L4 million (2004: L5 million).

Loan notes of L132 million were issued by O2 UK between March 1999 and April 2000 for the purchase of certain businesses. At 31 March 2005 loan notes totalling L7 million (2004: L8 million) were outstanding and repayable on demand.

OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

                                                             2005   2004
                                                             ----   ----
                                                              Lm     Lm
Within one year...........................................     41     41
Between one and five years................................    191    138
After five years..........................................    166    254
                                                              ---   ----
                                                              398    433
Less: finance charges allocated to future periods.........    (90)  (108)
                                                              ---   ----
                                                              308    325
                                                              ===   ====

Obligations under finance leases and hire purchase contracts are mainly in respect of hire purchase agreements for plant and equipment. On 30 March 2001 and 9 April 2001 hire purchase financing contracts were signed between O2 UK and a number of US leasing trusts. Under the contracts O2 UK sold and repurchased material portions of its GSM radio and switching equipment. O2 UK has deposited sufficient funds with a trust company to meet the future hire purchase obligations. The deposit account is included in current asset investments. The hire purchase agreement is for 16 years with an early buy out option after 12 years. In accordance with the Separation Agreement signed on demerger, BT plc continues to guarantee all future hire purchase obligations of O2 UK which has provided a counter indemnity to BT plc for this guarantee.

18. PROVISIONS FOR LIABILITIES AND CHARGES

                                                             DEFERRED                      OTHER
                                                             TAXATION   RESTRUCTURING   PROVISIONS   TOTAL
                                                             --------   -------------   ----------   -----
                                                                Lm            Lm            Lm         Lm
At 1 April 2003...........................................      221           --            63        284
(Credit)/charge for the year..............................      (84)          75             9         --
Utilised in the year......................................       --          (21)           (8)       (29)
Other movements...........................................       --           --            (4)        (4)
                                                                ---          ---           ---        ---
At 31 March 2004..........................................      137           54            60        251
(Credit)/charge for the year..............................       (6)          39            (5)        28
Utilised in the year......................................       --          (24)           (1)       (25)
                                                                ---          ---           ---        ---
AT 31 MARCH 2005..........................................      131           69            54        254
                                                                ===          ===           ===        ===

DEFERRED TAXATION

The elements of deferred taxation provided for in the financial statements are as follows:

                                                             2005   2004
                                                             ----   ----
                                                              Lm     Lm
Accelerated capital allowances............................    194    281
Other.....................................................      4    (22)
Unrelieved tax losses carried forward.....................    (67)  (122)
                                                              ---   ----
TOTAL PROVISION FOR DEFERRED TAXATION.....................    131    137
                                                              ===   ====

The restructuring provision arises in respect of the exceptional operating charges recognised in the years ended 31 March 2005 and 31 March 2004 and described in note 5. Other provisions includes L16 million (2004:
L26 million) in respect of mast site restoration costs and L18 million (2004: L16 million) in respect of unfunded pensions liabilities. It also includes amounts provided for legal claims.

19. CALLED UP SHARE CAPITAL

                                                         2005         2005
                                                   ----------------   ----
                                                   NUMBER OF SHARES    Lm
AUTHORISED
Ordinary shares of 0.1 pence each...............    20,000,000,000     20
CALLED UP, ALLOTTED AND FULLY PAID
Ordinary shares of 0.1 pence each...............     8,704,068,599      9
                                                    ==============     ==

O2 plc was incorporated as a public limited company on 10 December 2004 with an authorised share capital of L51,000, comprising 10,000 ordinary shares of 10 pence each and 50,000 redeemable preference shares of L1 each. Of these shares, 2 ordinary shares of 10 pence each were taken up by the subscribers to the memorandum of association. By ordinary resolution passed on 21 December 2004, 50,000 non-voting redeemable preference shares of L1 each were issued and allotted at par. On 5 January 2005, a further 14 ordinary shares of 10 pence each were issued and allotted at par. By extraordinary general meeting on 5 January 2005, the ordinary shares of 10 pence each were consolidated at a ratio of 8 to 1 into ordinary shares of 80 pence each and the authorised share capital was increased from L51,000 to L16,000,050,000 by the creation of 19,999,998,750 additional ordinary shares of 80 pence each.

On 14 March 2005, pursuant to a Court approved scheme of arrangement under section 425 of the Companies Act 1985, the Company purchased mmO2 plc (mmO2) for share consideration. Certain mmO2 shareholders, holding 299,500,644 ordinary shares of mmO2 plc, elected to receive the consideration for their shares in mmO2 in cash. All other shareholders, holding 8,403,362,095 ordinary shares of
0.1 pence each in mmO2, received the same number of new ordinary shares of 80 pence each in the Company as they previously held in mmO2. In order to fund the cash consideration the Company issued and allotted 299,500,644 ordinary shares in the Company via a placement with investors on the London Stock Exchange's market for listed securities on 17 March 2005. This placement raised L374,375,805. The remaining cash consideration of L14,975,032, representing a premium of five pence per share owing to shareholders electing to receive the cash, was funded by the Group.

Further, on 14 March 2005, the two 80 pence ordinary shares arising on the share consolidation on 5 January 2005 were transferred to the Company at par value and were cancelled in accordance with sections 146(1)(b) and 146(2)(a) of the Companies Act 1985.

On 16 March 2005, the share capital of the Company was reduced by cancelling paid up share capital to the extent of 79.9 pence on each issued ordinary share and reducing the nominal value of each such share from 80 pence to 0.1 pence; and reducing the nominal value of each unissued ordinary share of 80 pence to
0.1 pence. This created distributable reserves of L6,714,286,314.

On 17 March 2005, 50,000 L1 redeemable preference shares were redeemed at par.

During the period from 1 April 2004 to 13 March 2005 mmO2 issued 28.2 million ordinary shares of 0.1 pence each for a total cash consideration of L23.4 million. Since the Court approved capital reduction on 14 March 2005, the Company has issued 1.2 million ordinary shares of 0.1 pence each for a total cash consideration of L0.9 million. All proceeds received during the year arose on the exercise of employee (including Director) share options. Details of the share option and share award schemes operated by the Group are described in note 30.

During the year ended 31 March 2004, mmO2 issued 4,508,141 ordinary shares of
0.1 pence each for a total cash consideration of L3,129,203.

20. RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                   CALLED UP                                       PROFIT AND    TOTAL SHAREHOLDERS'
                                                 SHARE CAPITAL   SHARE PREMIUM   OTHER RESERVES   LOSS ACCOUNT          FUNDS
                                                 -------------   -------------   --------------   ------------   -------------------
                                                       Lm              Lm              Lm              Lm                 Lm
At 1 April 2003 as previously reported                   9             --            12,087          (2,030)            10,066
Prior period adjustment relating to UITF 38
   (note 1) ..................................          --             --                --              (3)                (3)
                                                     -----            ---            ------           -----             ------
At 1 April 2003 (as restated) ................           9             --            12,087          (2,033)            10,063
Retained profit for the year .................          --             --                --             166                166
Shares issued on share scheme exercises ......          --              3                --              --                  3
Share schemes charge for the year ............          --             --                --               6                  6
Transfer from profit and loss account ........          --             --            (1,013)          1,013                 --
Currency translation differences .............          --             --                --            (144)              (144)
                                                     -----            ---            ------           -----             ------
AT 31 MARCH 2004 (as restated) ...............           9              3            11,074            (992)            10,094
Profit for the financial year ................          --             --                --             301                301
Dividends ....................................          --             --                --            (196)              (196)
Purchase of mmO2 plc ordinary shares .........          --             --                --              (1)                (1)
Shares issued on share scheme exercises ......          --             24                --              --                 24
Share schemes charge for the year ............          --             --                --               6                  6
Issue of shares in exchange for shares in
mmO2 plc(1) ..................................       6,714            (26)           (7,062)            (15)              (389)
Placing of O2 plc shares on 17
   March 2005(1) .............................          --            374                --              --                374
Court approved capital reduction(1) ..........      (6,714)            --                --           6,714                --
Transfer from profit and loss account ........          --             --            (1,099)          1,099                --
Currency translation differences .............          --             --                --              68                68
                                                     -----            ---             -----           -----            ------
AT 31 MARCH 2005 .............................           9            375             2,913           6,984            10,281
                                                     =====            ===             =====           =====            ======

----------
(1)  Transaction arising during capital reorganisation described in note 19.

Other reserves originally arose on the Group's demerger from British Telecommunications plc (BT). They relate to the difference between the carrying value of the Group held by BT prior to demerger (representing BT's investments and funding in the Group) and amounts settled with BT on demerger to acquire the assets and liabilities of the Group. The merger difference arising in the year ended 31 March 2005 during the capital reorganisation has been offset against these other reserves.

Aggregate goodwill as at 31 March 2005 in respect of acquisitions completed prior to 1 April 1998 of L15 million (2004: L15 million) has been written off against reserves in accordance with the accounting policy existing prior to the adoption of FRS 10 "Goodwill and intangible assets".

DISCLOSURES UNDER UITF 38

The O2 plc Share Ownership Trust (the "Trust") was established in 2001 to encourage and facilitate the holding and distribution of shares and other benefits for certain Group employees. The shares are conditionally gifted to employees under certain share award plans and held in the Trust.

                                                           2005   2004
                                                           ----   ----
Number of shares held(1) (number of shares, million) ...    1.0    2.7
Market value of shares held(2) (L million) .............      1      3
                                                            ---    ---
Profit and loss account reserve reduction in relation
   to own shares (L million) ...........................      1      2
                                                            ===    ===

----------
(1) Shares which have not vested unconditionally to employees at the end of the year.

(2)  Based on respective year end share prices.

21.  ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENTS

                                                                  2005     2004
                                                                 ------   ------
                                                                   Lm       Lm
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received ............................................       28       16
Settlement of cross-currency swaps ...........................       22       --
Dividend received from associate .............................        7       --
Interest paid ................................................      (68)     (78)
Settlement of forward foreign exchange contracts (note 27) ...       32       --
                                                                 ------   ------
                                                                    (43)     (62)
                                                                 ======   ======
TAXATION
Non-United Kingdom corporation tax paid ......................      (15)     (13)
                                                                 ======   ======
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets ............................   (1,287)  (1,035)
Purchase of intangible fixed assets ..........................      (60)     (85)
Purchase of own shares .......................................       (1)      --
Sale of tangible fixed assets ................................       --        6
                                                                 ------   ------
                                                                 (1,348)  (1,114)
                                                                 ======   ======
ACQUISITIONS AND DISPOSALS
Deferred consideration arising on purchase of
   subsidiary undertakings ...................................       --       (8)
Sale of subsidiary undertakings (2004:
   disposed net of L10 million cash) .........................       --        7
Investment in joint venture ..................................       (2)      (5)
                                                                 ------   ------
                                                                     (2)      (6)
                                                                 ======   ======
MANAGEMENT OF LIQUID RESOURCES
Increase in money market deposits and money
   market funds ..............................................     (302)    (191)
                                                                 ======   ======
FINANCING
Issue of ordinary share capital ..............................       24        3
Premium paid to mmO2 shareholders in capital
   reorganisation (note 19) ..................................      (15)      --
Costs of capital reorganisation (note 19) ....................      (15)      --
Loan repayments ..............................................      (21)     (53)
                                                                 ------   ------
                                                                    (27)     (50)
                                                                 ======   ======

22.  ANALYSIS OF NET DEBT

                                                                                              OBLIGATIONS UNDER
                                                                                  DEBT DUE     FINANCE LEASES
                                 CASH AT BANK   CURRENT ASSET      DEBT DUE      WITHIN ONE   AND HIRE PURCHASE
                                  AND IN HAND    INVESTMENTS    AFTER ONE YEAR      YEAR          CONTRACTS       NET DEBT
                                 ------------   -------------   --------------   ----------   -----------------   --------
                                      Lm              Lm              Lm             Lm               Lm             Lm
At 1 April 2003 ..............        68              848           (1,048)         (27)             (390)          (549)
Cash flow ....................       (45)             191               --           14                39            199
Non-cash changes .............        --              (46)               5           (1)               26            (16)
                                     ---            -----           ------          ---              ----            ---
At 31 March 2004 .............        23              993           (1,043)         (14)             (325)          (366)
Cash flow ....................        18              302               --            8                13            341
Non-cash changes .............        --              (10)             (37)         (10)                4            (53)
                                     ---            -----           ------          ---              ----            ---
AT 31 MARCH 2005 .............        41            1,285           (1,080)         (16)             (308)           (78)
                                     ===            =====           ======          ===              ====            ===

RECONCILIATIONS OF NET CASH FLOW TO MOVEMENTS IN NET DEBT

                                                                     2005   2004
                                                                     ----   ----
                                                                      Lm     Lm
Increase/(decrease) in cash in the year ..........................     18    (45)
Management of liquid resources ...................................    302    191
Cash outflow from decrease in debt ...............................     21     53
                                                                      ---   ----
Change in net debt resulting from cash flows .....................    341    199
Other non-cash movements .........................................    (53)   (16)
                                                                      ---   ----
Decrease in net debt in the year .................................    288    183
Net debt at beginning of year ....................................   (366)  (549)
                                                                      ---   ----
NET DEBT AT END OF YEAR ..........................................    (78)  (366)
                                                                      ===   ====

Non-cash changes relate principally to the inception of new finance leases, interest accrued thereon and foreign exchange gains and losses arising in relation to items of net debt held in foreign currencies.

23.  ACQUISITIONS

In February 2001, Telenor exercised a put option to sell its remaining 49.5 per cent. interest in O2 Ireland to the Group and this transaction was completed in April 2001, following approval by the regulator.

The total consideration for this stake was L877 million including expenses resulting in additional goodwill of L884 million. The consideration included US$49 million payable to the former Managing Director for his 2 per cent. stake in the non-voting shares of O2 Ireland, of which the last tranche of L8 million was paid during the year ended 31 March 2004.

24.  FINANCIAL COMMITMENTS AND CONTINGENT LIABILITIES

OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

Future gross finance lease and hire purchase payments payable by the Group as at 31 March 2005 are as follows:

Payable in the year ending 31 March:                                          Lm
                                                                             ---
2006 .....................................................................    41
2007 .....................................................................    34
2008 .....................................................................    31
2009 .....................................................................    43
2010 .....................................................................    83
Thereafter ...............................................................   166
                                                                             ---
TOTAL FUTURE GROSS FINANCE LEASE AND HIRE PURCHASE PAYMENTS ..............   398
                                                                             ===

Future gross finance lease and hire purchase payments payable by the Group as at 31 March 2005 are as follows:

Payable in the year ending 31 March:                                          Lm
                                                                             ---
2006 .....................................................................    41
2007 .....................................................................    34
2008 .....................................................................    31
2009 .....................................................................    43
2010 .....................................................................    83
Thereafter ...............................................................   166
                                                                             ---
TOTAL FUTURE GROSS FINANCE LEASE AND HIRE PURCHASE PAYMENTS ..............   398
                                                                             ===

Future gross finance lease and hire purchase payments payable by the Group as at 31 March 2004 are as follows:

Payable in the year ending 31 March:                                          Lm
                                                                             ---
2005 .....................................................................    41
2006 .....................................................................    36
2007 .....................................................................    29
2008 .....................................................................    29
2009 .....................................................................    44
Thereafter ...............................................................   254
                                                                             ---
Total future gross finance lease and hire purchase payments ..............   433
                                                                             ===

Finance lease and hire purchase commitments are mainly in respect of hire purchase agreements for plant and equipment. Full details of these leases are provided in note 17.

OTHER COMMITMENTS

                                                                     2005   2004
                                                                     ----   ----
                                                                      Lm     Lm
Contracts placed for capital expenditure not provided
   in the accounts ...............................................    414   353
Contracts placed for non-capital expenditure not provided
   in the accounts ...............................................    112   113
                                                                      ---   ---
TOTAL OTHER COMMITMENTS ..........................................    526   466
                                                                      ===   ===

OPERATING LEASE COMMITMENTS

At 31 March the Group was committed to making the following payments during the next year in respect of operating leases:


                                      2005                2004
                               -----------------   -----------------
                                LAND AND            LAND AND
                               BUILDINGS   OTHER   BUILDINGS   OTHER
                               ---------   -----   ---------   -----
                                   Lm        Lm        Lm        Lm
LEASES WHICH EXPIRE
Within one year.............        4         5         2         1
Between one and five years..       33        10        31        12
After five years ...........      146         7       148        --
                                  ---       ---       ---       ---
                                  183        22       181        13
                                  ===       ===       ===       ===

Future minimum operating lease payments due by the Group as at 31 March 2005 are as follows:

                                                    Lm
                                                  -----
Payable in the year ending 31 March:
2006...........................................     205
2007...........................................     185
2008...........................................     173
2009...........................................     162
2010...........................................     146
Thereafter.....................................   1,060
                                                  -----
TOTAL FUTURE MINIMUM OPERATING LEASE PAYMENTS..   1,931
                                                  =====

Future minimum operating lease payments due by the Group as at 31 March 2004 are as follows:

                                                    Lm
                                                  -----
Payable in the year ending 31 March:
2005...........................................     194
2006...........................................     185
2007...........................................     179
2008...........................................     160
2009...........................................     148
Thereafter ....................................     981
                                                  -----
TOTAL FUTURE MINIMUM OPERATING LEASE PAYMENTS..   1,847
                                                  =====

mmO2 plc has provided a guarantee of all liabilities of Airwave O2 Limited under its contracts with the Police Information Technology Organisation (PITO) and the police force customers.

In each financial year presented, other than those detailed in note 17, the Group has no contingent liabilities or guarantees on which material losses are expected. The Group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations.

In each financial year presented, the Group did not believe there were any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the Group.

25. RELATED PARTY DISCLOSURES

In each financial year presented, the Group entered into transactions with related parties as follows:

                                  2005   2004
                                  ----   ----
                                   Lm     Lm
TURNOVER
The Link Stores Limited........    22     39
Tesco Mobile Limited...........    12      3
PURCHASES
The Link Stores Limited........   (33)   (47)
Tchibo Mobilfunk GmbH & Co KG..    (4)    --
                                  ---    ---
TOTAL NET TRANSACTIONS.........    (3)    (5)
                                  ===    ===


During the year ended 31 March 2005, the Group provided partly paid equity totalling L4 million to its joint venture, Tchibo Mobilfunk. The balance outstanding at 31 March 2005 was L2 million.

During the year ended 31 march 2005, the group provided a combination of loans and partly paid equity totalling L3 million (2004: L6 million) to its joint venture, Tesco Mobile Limited. The loan balance outstanding at 31 march 2005 was l2 million (2004: L3 million). The group also provided other services to Tesco Mobile Limited with a value of L7 million (2004: L3 million) and equipment and other services to Tchibo Mobilfunk with a value of L15 million. at 31 March 2005, Tchibo Mobilfunk owed l6 million to the group. All transactions were at arm's length rates.

Directors' emoluments are disclosed in note 29.

26. PRINCIPAL SUBSIDIARY UNDERTAKINGS AND ASSOCIATES

The Directors consider that disclosing full particulars of all subsidiary undertakings would lead to a statement of excessive length. The principal operating subsidiary undertakings are detailed below, all of which are included in the Group financial statements.

                                            COUNTRY OF                                                    PORTION OF
                                        INCORPORATION AND                                                 ORDINARY
NAME                                        OPERATION                        ACTIVITY                   SHARES HELD %
----                                    -----------------                    --------                   -------------
mmO2 plc.............................   England and Wales   Intermediate holding company                     100
O2 Holdings Limited(1)...............   England and Wales   Intermediate holding company                     100
O2 (UK) Limited......................   England and Wales   Mobile cellular telephone system provider        100
                                                               and operator
O2 (Germany) GmbH & Co. OHG..........   Germany             Mobile cellular telephone system provider        100
                                                               and operator
O2 Communications (Ireland) Limited..   Ireland             Mobile cellular telephone system provider        100
                                                               and operator
Airwave O2 Limited(2)................   England and Wales   Secure digital radio service for public          100
                                                               safety organisations
Manx Telecom Limited.................   Isle of Man         Telecommunication services supplier              100

----------
1    O2 Limited changed its name to O2 Holdings Limited on 10 December 2004.

2    Airwave mmO2 Limited changed its name to Airwave O2 Limited on 14 March
     2005.

The shares held in mmO2 plc are held directly by O2 plc. The shares in O2 Holdings Limited are held directly by mmO2 plc. The shares of the other operating companies are held by O2 Holdings Limited or its wholly owned subsidiaries. The accounting reference date of the principal operating subsidiary undertakings is 31 March. As a consequence of the acquistion of the Group by Telefonica as disclosed in the subsequent events section in note 32, the by accounting reference date of the principal operating subsidiary undertakings has changed, or will be changed, to 31 January.

The Group also owns a 50 per cent. stake in two joint ventures, Tesco Mobile Limited and Tchibo Mobilfunk GmbH & Co KG, and a 40 per cent. stake in an associate, The Link Stores Limited. Tesco Mobile Limited supplies mobile electronic communications and related services to consumers and is incorporated in England and Wales and operates throughout the United Kingdom. The accounting reference date of Tesco Mobile Limited is 28 February. Tchibo Mobilfunk is a telecommunications equipment retailer and is incorporated and operates in Germany. The Link Stores Limited is a telecommunications equipment retailer which is incorporated and operates in England and Wales. The accounting reference date of The Link Stores Limited is 30 April.

During the year ended 31 March 2004 the Group sold its entire interest in O2 Netherlands as disclosed in note 5.


27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

TREASURY MANAGEMENT AND POLICIES

Treasury is operated as a centralised service for the Group. The role of treasury is to identify, monitor and manage financial risk within the framework of Board approved policies and delegated authorities. Treasury is not permitted to add to the financial risks inherent in the business and may not undertake speculative activity.

The principal financial risks of the Group in each of the financial years presented were:

BANKING COVENANTS

It was the Group's policy to fully fund its business plan by access to the debt capital markets and other sources of funding. Borrowing is centralised and there are no material local facilities. The Group is committed to maintaining the key financial ratios as set out in the covenants relating to the multi-currency revolving credit facility, of Group EBITDA to interest and net debt to Group EBITDA.

FOREIGN EXCHANGE MANAGEMENT

The policy of the Group was to hedge (primarily by the use of foreign currency forward contracts) identified foreign exchange flows, although the level of transaction risk exposure is low due to the fact that cash flows are primarily domestic in each Group company. The policy of the Group regarding foreign exchange translation risk is to manage material risk on the translation of foreign currency assets and liabilities into pounds sterling primarily through natural offsets and the use of currency debt, cross-currency and foreign exchange swaps. In line with the development of positive cash flows in our overseas businesses and as visibility of the future financial profile of the Group becomes clearer, the Board anticipates increasing the level of hedging of the Group's overseas assets through the redenomination of existing debt and the use of cross-currency and foreign exchange swaps.

INTEREST RATE MANAGEMENT

The debt level within the Group was a key determinant of the impact of interest rates. It is the Group's policy to fix or protect expected interest flows where Group profits or key financial ratios would be materially at risk from interest rate movements. Treasury maintains the proportion of fixed rate debt within a Board approved range of 25 to 75 per cent. by the issuance of fixed rate debt and the use of derivative instruments (primarily interest rate swaps).

CREDIT RISK MANAGEMENT

It was the Group's policy to mitigate credit risk to financial counter-parties through the application of strict counter-party limits. Counter-party limits are based on credit ratings issued by the main credit rating agencies and outstanding transactions are weighted according to potential risk to the Group. Counter-party limits are reviewed on a regular basis by Treasury.

OFF BALANCE SHEET ARRANGEMENTS

The Group did not participate in, or secure financing for, any unconsolidated special purpose entities in any of the financial years presented.

DISCLOSURES

Short-term debtors and creditors, where permitted by FRS 13 "Derivatives and Other Financial Instruments: Disclosures", have been excluded from the following disclosures, which are after taking account of interest rate and currency swaps where applicable.

The Group holds or issues financial instruments principally to finance its operations, for the temporary investment of short-term funds and to manage currency and interest rate risks arising from its operations.

The Group uses derivative financial instruments to manage its exposure to market risks such as changes in interest rates and foreign exchange rates. The objective is to match the profile and characteristics of Group funding of equity and debt to that of the assets funded and to mitigate foreign exchange risk under the guidelines approved by the Board of Directors in accordance with the Group's treasury policy.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book and fair values of the Groups financial assets and financial liabilities at 31 March are:

                                 BOOK     FAIR     BOOK     FAIR
                                 VALUE    VALUE    VALUE    VALUE
                                 2005     2005      2004    2004
                                ------   ------   ------   ------
                                  Lm       Lm       Lm       Lm
LIABILITIES
Debentures...................   (1,060)  (1,146)  (1,042)  (1,135)
Hire purchase contracts......     (308)    (319)    (325)    (334)
Loan notes...................       (7)      (7)      (8)      (8)
Other loans and borrowings...      (33)     (33)     (37)     (37)
                                ------   ------   ------   ------
TOTAL FINANCIAL LIABILITIES..   (1,408)  (1,505)  (1,412)  (1,514)
                                ======   ======   ======   ======

ASSETS
Hire purchase contracts......      275      298      293      315
Short-term deposits..........      953      953      631      631
Money market funds...........       57       57       69       69
Cash at bank and in hand.....       41       41       23       23
                                ------   ------   ------   ------
TOTAL FINANCIAL ASSETS.......    1,326    1,349    1,016    1,038
                                ======   ======   ======   ======

Derivative financial instruments held to manage the interest rate and currency profile of the Group are as follows:

                                        BOOK    FAIR    BOOK    FAIR
                                       VALUE   VALUE   VALUE   VALUE
                                        2005    2005    2004    2004
                                       -----   -----   -----   -----
                                         Lm      Lm     Lm       Lm
Interest rate swaps.................     --      24      --      17
Cross-currency swaps................     --      --      25      44
Forward foreign exchange contracts..     24      25       4       4
                                        ---     ---     ---     ---
                                         24      49      29      65
                                        ===     ===     ===     ===

FAIR VALUE

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale. Book values are stated before deducting any unamortised issue costs, which are disclosed in note 17.

The fair value of interest rate swaps, currency swaps and forward foreign exchange contracts is based on the market price of comparable instruments where available or, if not available, by the discounting of future cash flows to net present values using appropriate interest and currency rates.

The fair value of short-term deposits, money market funds, cash at bank and short-term borrowings approximates to the book carrying value due to the short-term or on demand maturity of these instruments. For long-term borrowings the fair value of the sterling and Euro denominated bonds have been estimated using quoted market prices.

HEDGING ACTIVITIES

Under the Group's accounting policy detailed in note 1 to the financial statements, certain gains and losses on derivative instruments used for hedging are not recognised in the financial statements. The gains and losses are as follows:

                                                                          GAINS
                                                                          -----
                                                                            Lm
UNRECOGNISED GAINS ON HEDGES AT 1 APRIL 2003 ..........................     31
                                                                           ===
Of which:
Gains expected to be recognised in 2003-04 ............................      7
Gains expected to be recognised in 2004-05 or later ...................     24
                                                                           ===
Unrecognised gains at 1 April 2003 ....................................     31
Gains arising in previous years that were recognised in the year ......     (1)
                                                                           ---
Gains arising in previous years that were not recognised in the year ..     30
Gains arising in the year that were not recognised in the year ........      6
                                                                           ---
UNRECOGNISED GAINS ON HEDGES AT 31 MARCH 2004 .........................     36
                                                                           ===
Of which:
Gains expected to be recognised in 2005-06 or later ...................     36
                                                                           ===
Unrecognised gains at 1 April 2004 ....................................     36
Losses arising in the year that were not recognised in the year .......    (11)
                                                                           ---
UNRECOGNISED GAINS ON HEDGES AT 31 MARCH 2005 .........................     25
                                                                           ===
Of which:
Gains expected to be recognised in the year ended 31 March 2006 .......      1
Gains expected to be recognised after 31 March 2006 ...................     24
                                                                           ===

CURRENCY EXPOSURES

At 31 March 2005, the net foreign currency exposure comprising of monetary assets and liabilities of the Group that are not denominated in the functional currency of the individual Group company was L7 million (2004: L4 million) denominated primarily in US$.

FINANCIAL INSTRUMENTS HELD FOR TRADING PURPOSES

The Group does not trade in financial instruments.

FINANCIAL ASSETS

Financial assets consist of sterling and Euro denominated cash at bank, short-term money market deposits and investments in a AAA-rated money market fund. Money market deposits have a maturity profile between overnight and three months and earn interest at market rates. Investments in the money market fund can be called on either a same day or next day basis and yield income or interest on the basis of performance of the underlying assets measured against one-week and three-month LIBOR/EURIBOR benchmarks.

                                                       SHORT-TERM
                                                      DEPOSITS AND
                      CASH AT BANK    HIRE PURCHASE   MONEY MARKET
                       AND IN HAND   RELATED ASSETS       FUNDS      TOTAL
                      ------------   --------------   ------------   -----
                           Lm              Lm              Lm          Lm
CURRENCY
Sterling ..........         7               --              711        718
Euro ..............        24               --              257        281
Other .............        10              275               42        327
                          ---              ---            -----      -----
AT 31 MARCH 2005 ..        41              275            1,010      1,326
                          ===              ===            =====      =====
CURRENCY
Sterling ..........        (3)              --              461        458
Euro ..............        22               --              184        206
Other .............         4              293               55        352
                          ---              ---            -----      -----
AT 31 MARCH 2004 ..        23              293              700      1,016
                          ===              ===            =====      =====

At 31 March 2005, the Group had no fixed rate financial assets (2004: nil).

FINANCIAL LIABILITIES

                      NON-INTEREST                                                                 FIXED RATE FINANCIAL
                         BEARING      FIXED RATE   FLOATING RATE            FIXED RATE FINANCIAL   LIABILITIES WEIGHTED
                        FINANCIAL     FINANCIAL      FINANCIAL              LIABILITIES WEIGHTED    AVERAGE PERIOD FOR
                       LIABILITIES   LIABILITIES    LIABILITIES    TOTAL   AVERAGE INTEREST RATE    WHICH RATE IS FIXED
                      ------------   -----------   -------------   -----   ---------------------   --------------------
                           Lm             Lm             Lm          Lm              %                    (YEARS)
CURRENCY
Sterling ..........        --            427              7          434            7.3%                    6.3
Euro ..............         2             --            686          688             --                      --
Other .............        --            286             --          286            7.4%                    5.5
                          ---            ---            ---        -----            ---                     ---
AT 31 MARCH 2005 ..         2            713            693        1,408            7.3%                    6.0
                          ===            ===            ===        =====            ===                     ===
CURRENCY
Sterling ..........        --            431            570        1,001            7.3%                    7.2
Euro ..............        --             --             80           80             --                      --
Other .............        --            306             --          306            7.4%                    6.1
                          ---            ---            ---        -----            ---                     ---
AT 31 MARCH 2004 ..        --            737            650        1,387            7.3%                    6.7
                          ===            ===            ===        =====            ===                     ===

The cash flows of the Group's overseas businesses, O2 Germany and O2 Ireland, and the improved visibility of the future financial profile of the Group, has resulted in a decision to increase the level of hedging of our overseas assets. This was achieved through the redenomination of the Group's existing Euro borrowings and through the use of E1,800 million of forward foreign exchange contracts, which commenced in June 2004.

The ongoing effect of the hedge implementation is that the Euro borrowings totalling E1,000 million, which are a component of net debt, are exposed to foreign exchange rate fluctuations, and the interest charge is impacted by the forward foreign exchange contracts which have reduced the current year net interest charge by L24 million. Additionally, the foreign exchange gains or losses, arising on the retranslation of the Euro borrowings and on the forward foreign exchange contracts, are recognised in the statement of total recognised gains and losses as they hedge certain assets of the overseas businesses.

The Group has E1,000 million of Euro borrowings that are classified as floating rate at 31 March 2005 (2004: E500 million). The Group had E500 million of cross currency interest rate swaps, which classified E500 million of Euro borrowings as floating rate in sterling for the year ended 31 March 2004. The cross-currency element was cancelled during the year ended 31 March 2005 realising a one-off cash inflow of L22 million which, when combined with the revaluation of the relevant Euro denominated debt at that time, had no material impact on net debt.

Floating rate financial liabilities bear interest rates, based on relevant EURIBOR equivalents, which are fixed in advance for periods of six months.

BORROWING FACILITIES

At 31 March 2005, the Group had an undrawn committed floating rate syndicated facility totalling L1,000 million, which matures in 2009. This facility incurs commitment fees at market rates. At 31 March 2005, all conditions precedent had been met.

At 31 March 2004, the Group had an undrawn 364-day bilateral facility of L100 million expiring within one year. If the facility is not renewed for a further period by the bank at its expiry, it can be drawn and then repaid in September 2006, otherwise it lapses. The Group also had a facility of L1,725 million expiring in more than two years, being the five-year tranche of the RCF, which was due to mature in September 2006 but was renegotiated and reduced in the year ended 31 March 2005. All facilities incur commitment fees at market rates.

28.  AUDITORS' REMUNERATION

The aggregate fees paid to auditors during the year for audit and other services are analysed below:

                                                            2005    2004
                                                           -----   -----
                                                            L000    L000
Audit services:
UK .....................................................     665     600
Other countries ........................................     370     400
                                                           -----   -----
TOTAL STATUTORY AUDIT FEES .............................   1,035   1,000
Audit-related regulatory reporting .....................      32      32
Sarbanes-Oxley compliance reporting ....................     279      --
International Financial Reporting Standards reporting ..     150      --
                                                           -----   -----
TOTAL AUDIT AND AUDIT-RELATED FEES .....................   1,496   1,032
                                                           =====   =====
Non-audit fees
Other assurance services ...............................     869     339
Tax compliance .........................................     180     166
Tax advisory ...........................................     338     280
                                                           -----   -----
TOTAL NON-AUDIT FEES                                       1,387     785
                                                           =====   =====

Other non-audit assurance services includes fees totalling L630,000 in respect of the capital reorganisation described in note 19. Non-audit fees arising in the UK were L991,000 (2004: L498,000).


29.  DIRECTORS' EMOLUMENTS

The emoluments of the Directors and the benefits received under long-term incentive plans were, in summary, as follows:

                                          2005    2004
                                         -----   -----
                                          L000    L000
Salaries .............................   2,336   2,405
Performance related bonus ............   1,925   2,265
Other benefits .......................     172     249
                                         -----   -----
                                         4,433   4,919
Payments to non-executive Directors ..     325     399
                                         -----   -----
TOTAL EMOLUMENTS .....................   4,758   5,318
                                         =====   =====

During the year ended 31 March 2005, three Directors (2004: three) accrued retirement benefits under a defined benefit pension plan.

Gains arising during the year ended 31 March 2005 on the exercise of share options were L1,214,442, and on the vesting of long-term incentive plans were L1,399,955 (2004: share options nil, long-term incentive plans L146,717).


DIRECTORS' REMUNERATION (EXCLUDING PENSION ARRANGEMENTS) FOR THE YEAR ENDED 31 MARCH:

                                                                     BENEFITS EXCLUDING
                         SALARY AND FEES(1)       ANNUAL BONUS          PENSIONS(2)                                  SALARY/FEES AS
                       ---------------------   -----------------   ---------------------     TOTAL       TOTAL          AT 1 JUNE
                           2005        2004      2005      2004       2005         2004     2005(3)     2004(4)           2005
                         -------     -------   -------   -------     ------      -------   ---------   ---------     ---------------
                            L           L         L         L           L           L          L           L                L
Current directors(18)
D Arculus                280,847(5)   48,000        --        --     16,787           --     297,634      48,000         355,000
P Erskine(6)             665,833     607,500   568,404   564,200     35,241       40,602   1,269,478   1,212,302         725,000
D Finch                  425,000     395,833   430,000   364,000     28,222       24,705     883,222     784,538(7)      460,000
R Groger(8)              439,992     399,211   534,847   499,896     25,146       20,543     999,985     919,650         473,134
D McGlade(16)            414,167     372,500   391,980   462,000     24,162      100,047     830,309     934,547              --
D Chance                  48,000      48,000        --        --         --           --      48,000      48,000          61,250
S Hodge(9)                66,667      55,000        --        --         --           --      66,667      55,000         100,000
R Lamprecht(10)               --          --        --        --         --           --                      --          50,000
P Lupo(11)                30,856          --        --        --         --           --      30,856          --          65,000
K O'Donovan(10)               --          --        --        --         --           --                      --          57,500
A Sukawaty(12)            87,000     100,000        --        --         --           --      87,000     100,000          61,250

Former Directors(18)
D Varney(13)             113,844     350,000        --        --     42,911(14)   36,125     156,755     386,125              --
N Kroes(15)               20,833      50,000        --        --         --           --      20,833      50,000              --
I Meakins(16)             50,000      50,000        --        --         --           --      50,000      50,000              --
P Myners(17)              17,290      48,000        --        --         --           --      17,290      48,000              --
K Thexton                     --     279,508        --   374,691         --       27,288          --          --              --

----------
1    Salaries and fees are reviewed each year.

2 Benefits include car provision or cash allowance, healthcare, financial planning, dental care, home security and life cover.

3 Certain Directors received pension supplements for the year ended 31 March 2005. Details of these payments can be found in the section Pension Provisions below.

4 Total aggregate remuneration for 2004 excludes long-term incentive gains which were included in the report for the year ended 31 March 2004.

5 Includes aggregate fees earned as a non-executive Director and Chairman designate for the period 1 April 2004 to 28 July 2004.

6    Highest paid Director.

7 Excludes L146,717 gains from long-term incentives which were included in the report for the year ended 31 March 2004.

8 Rudolf Groger's remuneration has been converted from Euro to Sterling at an exchange rate of L1 = E1.45836. (2004: L1=E1.4403).

9    Appointed as Deputy Chairman of the Company on 1 January 2005.

10   Appointed on 30 March 2005.

11   Appointed on 10 August 2004.

12 Andrew Sukawaty stepped down as Deputy Chairman of the Company on 31 December 2004 but remains on the Board.

13   Retired at the conclusion of the Company's AGM on 28 July 2004.

14 In addition to the benefits listed in Note 2, David Varney received a payment for outstanding holiday entitlement.

15   Resigned from the Board on 31 August 2004.

16   Resigned from the Board on 30 March 2005.

17   Resigned from the Board on 10 August 2004.

18   As at 31 March 2005.

On 1 September 2005 Judy Gibbons was appointed as a non-executive Director.

On 23 January 2006, following the acquisition of O2 by Telefonica, Sir David Arculus stepped down as Chairman; Peter Erskine was appointed Chairman; David Chance, Judy Gibbons, Stephen Hodge, Rudolf Lamprecht, Patrick Lupo and Kathleen O'Donovan stepped down as non-executive Directors; Matthew Key, Danuta Gray, Jaime Smith and Sohail Qadri were appointed as executive directors; and Cesar Alierta, Julio Linares and Antonio Viana-Baptista were appointed as non-executive Directors.

AGGREGATE REMUNERATION PAID TO THE SENIOR MANAGEMENT TEAM

The aggregate remuneration of the Senior Management Team for services in all capacities during the 2005 financial year was L2.6 million (2004:
L2.4 million). In addition, loans outstanding to senior officers of the Company as at 31 March 2005 were L119,643 (2004: L141,071).

PENSION PROVISIONS

The table below includes the information required in relation to defined benefit schemes under the UKLA Listing Rules and Schedule 7A of the Companies Act 1985.

                                                                    INCREASE IN
                                                                      ACCRUED       TRANSFER VALUE
                                     TRANSFER VALUE  REAL INCREASE    PENSION      OF REAL INCREASE     INCREASE IN
                      TOTAL ACCRUED    OF ACCRUED      IN ACCRUED   DURING YEAR   IN ACCRUED BENEFIT   TRANSFER VALUE
                       PENSION(1) -   BENEFIT(2,3)-     PENSION      (INCLUDING    (LESS DIRECTORS'   LESS DIRECTORS'    DIRECTORS'
                       AT 31 MARCH     AT 31 MARCH    DURING YEAR    INFLATION)  CONTRIBUTIONS)(2,3)   CONTRIBUTIONS   CONTRIBUTIONS
                      -------------  --------------  -------------  -----------  -------------------  ---------------  -------------
                        2005  2004     2005   2004     2005  2004    2005  2004       2005  2004         2005   2004     2005  2004
                        ----  ----    -----  -----     ----  ----    ----  ----       ----  ----        -----  -----     ----  ----
                        L000  L000     L000   L000     L000  L000    L000  L000       L000  L000         L000   L000     L000  L000
Peter Erskine
   O2 Pension Plan..      41    37      490    407       3     3       4     4          25    20           68     68      15    15
   Unfunded Plan....     246   203    4,161  3,124      36    39      43    43         606   598        1,037    969      --    --
                         ---   ---    -----  -----     ---   ---     ---   ---         ---   ---        -----  -----     ---   ---
Total...............     287   240    4,651  3,531      39    42      47    47         631   618        1,105  1,037      15    15
                         ---   ---    -----  -----     ---   ---     ---   ---         ---   ---        -----  -----     ---   ---
David Finch.........      12     9      114     72       3     3       3     4          31    27           42     32      --    --
                         ---   ---    -----  -----     ---   ---     ---   ---         ---   ---        -----  -----     ---   ---
Rudolf
   Groger(4,5)......      93    69    2,281  1,540      23    35      24    35         545   744          741    858      --    --
                         ---   ---    -----  -----     ---   ---     ---   ---         ---   ---        -----  -----     ---   ---

1 The accrued annual pension represents the maximum defined benefit liability for O2. The amounts will be reduced by any retained benefits from previous employment.

2 The transfer values have been calculated on the basis of actuarial advice. The transfer values of the Inland Revenue approved benefits have been calculated in accordance with Actuarial Guidance Note GN11 using the assumptions adopted by the O2 Pension Plan Actuary. The unapproved element of pension benefits has been valued using assumptions appropriate to the FRS 17 accounting standard, which are consistent with GN11 principles. The increase in transfer values has been caused by each executive Director's increase in salary and length of service.

3 These figures represent liabilities of the Company and the O2 Pension Plan, not sums paid or due to the individual.

4 Rudolf Groger became an executive Director on 1 April 2003. Therefore, no figures are shown for the year prior to this date.

5 Rudolf Groger's pension has been converted from Euro to sterling at an exchange rate of E1: L0.6803 (2004: E1 L0.6943).

For the year ended 31 March 2005, David Arculus received employer's contributions of L16,482 (L28,254 per annum) into his personal pension arrangements. Under arrangements to provide David Finch with supplementary benefits in respect of earnings above the statutory earnings cap for the year ended 31 March 2005, L89,250 (2004: L83,125) was paid to a defined contribution Funded Unapproved Retirement Benefit Scheme (FURBS) and L48,875 (2004: L45,521) was paid as a cash supplement.

In the year ended 31 March 2005, David McGlade and Kent Thexton received a cash allowance of L117,833 and nil respectively (2004: L74,500 and L66,000 respectively) in lieu of pension benefits.

SHARE PRICE

The closing market price of O2 shares at 31 March 2005 was 119.25p (31 March 2004: 100.5p) and the range from 1 April 2004 to that date was 84.25p to 131.25p (1 April 2003 to 31 March 2004: 45.75p to 112p).

BENEFICIAL INTERESTS IN ORDINARY SHARES

The beneficial interests of the Directors and their immediate families in O2 ordinary shares of 0.1p each as at 31 March are set out in the table below.

                            AS AT           AS AT
                        31 MARCH 2005   31 MARCH 2004
                        -------------   -------------
David Varney(1,2)....            --       279,554(3)
Peter Erskine(1,2)...       965,910       537,027
David Finch(1,2).....     1,028,768       812,816
David McGlade .......       670,986       335,496(4)
Rudolf Groger .......        63,944            --
Andrew Sukawaty .....        83,576        83,576
David Arculus .......       338,281        24,078
David Chance ........        15,029        15,029
Stephen Hodge .......        91,914        91,914
Neelie Kroes ........            --        59,890
Ian Meakins .........            --        33,599
Paul Myners .........            --       261,401
Patrick Lupo ........        73,048            --

----------
1 Between 1 April 2005 and 10 January 2006, Peter Erskine and David Finch each acquired 1,013 additional Ordinary Shares.

2    Includes shares held by the trustee of the O2 Share Ownership Plan.

3    Includes 1,000 shares in the form of 100 O2 American Depositary Shares
     (ADSs) (1 ADS = 10 Ordinary Shares).

4    Includes 4,130 shares in the form of 413 O2 American Depositary Shares
     (ADSs) (1 ADS = 10 Ordinary Shares).

LONG-TERM INCENTIVES

The Remuneration Committee ("the Committee") believes that long-term incentives should form a key part of the executive remuneration package, and that executives should look to the performance-related elements of the package to achieve superior reward. The Committee believes it is important to adapt the incentive arrangements offered each year to support the Group's strategic objectives. This is achieved through a flexible portfolio of long-term incentives, which the Committee actively reviews to ensure that incentives remain appropriate to the needs of the business.

The Portfolio is the primary vehicle for aligning the interests of key employees and executive Directors with those of shareholders. It comprises four elements:

     -    performance shares;

     -    deferred equity shares;

     -    share options; and

     -    restricted shares.

All employees of the O2 Group, including executive Directors, are eligible to be invited to participate in long-term incentives, at the discretion of the Committee. The Committee determines the appropriate performance targets, and reviews the extent to which they have been met. Awards and options are not pensionable.

The Portfolio provides a range of plans that can be tailored to meet the needs of the Group. Other than in exceptional circumstances, executives will only be made an award under one plan in any year. In the year ended 31 March 2005, only the deferred equity shares element of the portfolio was operated for executive directors (2004: performance shares only).

Performance under the long-term incentives is measured by Total Shareholder Return (TSR). TSR compares the net return of a shareholder in O2 (share price growth and assumed reinvestment of any dividends) with that of a shareholder in each of a group of comparator companies.

VESTING UNDER THE O2 EXECUTIVE SHARE PORTFOLIO AS A RESULT OF TELEFONICA OFFER

As a result of the offer from Telefonica as discussed in the subsequent events section in note 32, vesting levels for conditional share awards under the PSP and the DEIP (which are performance-related) required the exercise of discretion by the Remuneration Committee of O2 in relation to the offer. Aside from a small number of Performance Share Awards granted in July 2005 based on O2 Germany performance, awards were subject to O2's relative Total Shareholder Return performance which, over the period from each grant date to 31 December 2005, was such as to place the Company at first or second in the comparator group.

The Remuneration Committee of O2 considered the excellent performance to date against all of the measures and other relevant factors, and reached an indicative decision (which was confirmed on 23 January 2006, the date on which the Telefonica offer became unconditional (the Unconditional Date)) that:

     - awards made in 2003 and 2004 would vest in full, and the O2 Shares under those awards would be released immediately; and

     - awards made in 2005 will vest in full, but the offer proceeds for those O2 Shares would only be released on the first anniversary of the Unconditional Date subject to the participant (i) not having given notice to resign their employment, and (ii) not having been dismissed for cause in accordance with their service contract, in both cases prior to such first anniversary.

Sir David Arculus held a conditional share award over 292,397 O2 Shares, granted under the RSP, which would have normally vested in July 2007 provided he built up a personal holding of 350,877 O2 Shares by 29 July 2005 (which he had done). The terms of the award provided that, where Sir David becomes a director of an acquiring company following a change of control of O2, the award would be rolled over into an equivalent number of shares in the acquiring company and will vest in July 2007 provided he retained an equivalent coinvestment. The Remuneration Committee of O2 concluded that the above consequences would be inappropriate in the context of the current proposals (notably, Sir David's proposed non-executive directorship of Telefonica, and a cash offer for O2) and that the award should vest in respect of the full number of O2 Shares on the Unconditional Date.

In accordance with the terms of each arrangement, O2 Deferred Shares awarded in July 2005, and Deferred Awards made under the DEIP in July 2004, neither of which have performance conditions other than continuous employment, vested in full as a result of the change of control.

SHARE OPTION PLAN

There were no awards of share options under the Share Option Plan in the year ended 31 March 2005. The vesting of options previously granted is subject to the Company's relative TSR performance against the constituents of the FTSE 100 index (at the date of grant) over a three-year period as set out below.

TSR RANKING                  % OF OPTIONS EXERCISABLE
-----------                  ------------------------
Below median..............               0%
Median....................              50%
Upper quartile (top 25%)..             100%

Vesting occurs on a straight line basis between median and upper quartile performance.

If the performance goal is not satisfied in full on the first performance test, it can be retested on the fourth and fifth anniversaries of grant, extending the length of the performance period at each test.

Should options be granted in the future, the Group will have regard to best practice at the time on retesting and performance conditions.

In July 2005, options granted in 2002/03 became exercisable in full as a result of O2's TSR ranking of 1st in the relevant comparator group at the first performance test.

In addition, TSR performance was re-tested in respect of the remaining 26% of options granted in 2001/02 and as a result of O2's TSR performance being above upper quartile, the 26% also became exercisable from November 2005.

YEAR ENDED 31 MARCH 2005

The table below shows the options which remained outstanding under the Share Option Plan held by Directors during the year ended 31 March 2005.

                                                     OPTIONS
                                                     GRANTED
                                                     DURING
                                                       THE
                                                      YEAR
                                                      ENDED                                                PRICE ON
                                       NUMBER AT 1  31 MARCH                       NUMBER AT 31  EXERCISE   DATE OF        DATE
                 PLAN      GRANT DATE   APRIL 2004    2005    EXERCISED    LAPSED   MARCH 2005     PRICE   EXERCISE    EXERCISABLE
             -----------  -----------  -----------  --------  ----------  -------  ------------  --------  --------  ---------------
D Varney...    Executive  23 November   1,724,137      --     (1,275,860)      --      448,277        87p      --        23 November
                   share    2001(1,2)                                                                                   2004-28 July
             option plan                                                                                                        2005
                              25 July   3,260,869      --             --       --    3,260,869        46p      --            28 July
                            2002(1,4)                                                                                2005-18 October
                                                                                                                                2005

P Erskine..    Executive  23 November   1,724,137      --             --       --    1,724,137        87p      --        23 November
                   share      2001(2)                                                                                        2004-22
             option plan                                                                                               November 2011
                              25 July   3,554,347      --             --       --    3,554,347        46p      --            25 July
                              2002(4)                                                                                   2005-24 July
                                                                                                                                2012

D Finch....    Executive  23 November   1,206,896      --             --       --    1,206,896        87p    123p        23 November
                   share      2001(2)                                                                                        2004-22
             option plan                                                                                               November 2011
                              25 July   2,445,652      --             --       --    2,445,652        46p      --            25 July
                              2002(4)                                                                                   2005-24 July
                                                                                                                                2012

R Groger...    Executive  23 November     625,168      --       (462,624)      --      162,544        87p    126p        23 November
                   share      2001(2)                                                                                        2004-22
             option plan                                                                                               November 2011
                              25 July   1,763,373      --             --       --    1,763,373        46p      --            25 July
                              2002(4)                                                                                   2005-24 July
                                                                                                                                2012

D McGlade..    Executive  23 November     122,059      --        (90,323) (31,736)                $11.873     114p                --
                   share     2001(23)
             option plan
                              25 July   2,184,782      --             --       --    2,184,782        46p      --            25 July
                            2002(4,5)                                                                                  2005-31 March
                                                                                                                                2006

----------
1 On retiring as Chairman of the Company on 28 July 2004, the Committee permitted David Varney to retain his options for the maximum periods referred to above. The exercisability of these options is dependent on the applicable performance targets being met.

2    For options granted in the year ended 31 March 2002 (i.e. 23 November
     2001), the first performance test took place in November 2004. TSR performance from 19 November 2001 (the start of the performance period) to 18 November 2004 placed the Company at 31st position within the comparator group and resulted in 74 per cent. of share options becoming exercisable. Performance will be tested in respect of the unexercisable portion of the option on 18 November 2005. Should the remaining portion of the option not be exercisable at that time, a final retest will occur on 18 November 2006. In the case of David McGlade who resigned from the Board on 31 March 2005, the balance of his option outstanding lapsed in full.

3 The options granted to David McGlade on 23 November 2001 were in the form of ADSs (one ADS = 10 O2 shares) at $11.873 per ADS. The value realisable from shares acquired on exercise is the difference between the price on the date of exercise and the option price. David McGlade converted his option over ADSs to ordinary shares on exercise and made a gain of L576,622.
     The sterling-dollar exchange rate on 7 March 2005 was L1= $1.9114.

4 For options granted in the year ended 31 March 2003 (i.e. 25 July 2002), the first performance test is expected to be July 2005. TSR performance from 18 July 2002 (the start of the performance period) to 31 March 2005 placed the Company at first position within the comparator group.

5 On resigning as a Director of O2 plc on 31 March 2005, the Committee permitted David McGlade to retain his options for the maximum periods referred to in the final column above. The exercisability of these options is dependent on the applicable performance targets being met.

YEAR ENDED 31 MARCH 2004

The table below shows the options which remained outstanding under the Share Option Plan held by Directors during the year ended 31 March 2004.

                                                            OPTIONS
                                                            GRANTED
                                                           DURING THE
                                                NUMBER AT  YEAR ENDED                     NUMBER AT
                                                 1 APRIL    31 MARCH                       31 MARCH   EXERCISE
                   PLAN          GRANT DATE        2003       2004     EXERCISED  LAPSED     2004       PRICE     DATE EXERCISABLE
             ---------------  ----------------  ---------  ----------  ---------  ------  ----------  --------  -------------------
D Varney...  Executive share  23 November 2001  1,724,137      --          --       --     1,724,137       87p  23 November 2004-22
                 option plan                                                                                          November 2011
                                  25 July 2002  3,260,869      --          --       --     3,260,869       46p        25 July 2005-
                                                                                                                       24 July 2012

P Erskine..  Executive share  23 November 2001  1,724,137      --          --       --     1,724,137       87p  23 November 2004-22
                 option plan                                                                                          November 2011
                                  25 July 2002  3,554,347      --          --       --     3,554,347       46p        25 July 2005-
                                                                                                                       24 July 2012

D Finch....  Executive share  23 November 2001  1,206,896      --          --       --     1,206,896       87p  23 November 2004-22
                 option plan                                                                                          November 2011
                                  25 July 2002  2,445,652      --          --       --     2,445,652       46p        25 July 2005-
                                                                                                                       24 July 2012

R Groger...  Executive share  23 November 2001    625,168      --          --       --       625,168       87p  23 November 2004-22
                 option plan                                                                                          November 2011
                                  25 July 2002  1,763,373      --          --       --     1,763,373       46p        25 July 2005-
                                                                                                                       24 July 2012

D McGlade..  Executive share       23 November    122,059      --          --       --       122,059   $11.873    23 November 2004-
                 option plan           2001(1)                                                                     22 November 2011
                                  25 July 2002  2,184,782      --          --       --     2,184,782       46p        25 July 2005-
                                                                                                                       24 July 2012

----------
1 The options granted to David McGlade on 23 November 2001 were in the form of ADSs (one ADS = 10 O2 shares) at $11.873 per ADS.

DEFERRED EQUITY INCENTIVE PLAN

The Committee operated the Deferred Equity Incentive Plan as the primary form of long-term incentive for executive Directors in the year ended 31 March 2005.

AWARD

     - During 2004/05, each of the executive Directors received a Deferred Award and Performance Uplift. Details of these awards can be found below.

     - The Deferred Award is an entitlement to shares equal in value to half of the annual bonus earned in respect of the preceding financial year (i.e. 2003/04). Vesting is subject to continued employment, but no further corporate performance condition.

     - Vesting of the Performance Uplift is subject to the Company's relative TSR performance against a comparator group over a fixed three year period as set out below.

                              % PERFORMANCE UPLIFT
TSR RANKING                           VESTS
-----------                   --------------------
Below median...............             0%
Median.....................            30%
Upper quintile (top 20%)...           100%

Vesting occurs on a straight line basis between median and quintile performance.

     - The comparator group consists of the constituents of the FTSEurofirst 300 Telecoms Service Index at the time the award is made.

     - Awards will only vest to the extent that the Committee is satisfied that the Company's TSR performance is a genuine reflection of the Company's underlying financial performance over the period. There are no retesting opportunities.

The table below shows the number of deferred equity shares awarded to executive Directors during the year ended 31 March 2005.

                                                      GRANTED DURING THE YEAR ENDED 31 MARCH 2005
                     -------------------------------------------------------------------------------------------------------------
                                                                NUMBER OF
                                                   NUMBER OF   PERFORMANCE    TOTAL
                                    NUMBER AT 1    DEFERRED       UPLIFT      NUMBER                     NUMBER AT 31    VESTING
                     DATE OF AWARD   APRIL 2004  AWARD SHARES     SHARES    OF SHARES  VESTED   LAPSED    MARCH 2005       DATE
                     -------------  -----------  ------------  -----------  ---------  ------  --------  ------------  -----------
Peter Erskine......    29 July 04        --         329,941      659,883     989,824     --          --     989,824    29 July 07
David Finch........    29 July 04        --         212,865      425,730     638,595     --          --     638,595    29 July 07
Rudolf Groger......    29 July 04        --         282,105      564,210     846,315     --          --     846,315    29 July 07
David McGlade(1)...    29 July 04        --         270,175      540,350     810,525     --    (810,525)         --             --

----------
1 David McGlade left the Company on 31 March 2005 and his award over deferred equity shares lapsed in full.

PERFORMANCE SHARE PLAN

There were no awards of performance shares under the Performance Share Plan to Directors in the year ended 31 March 2005.

AWARD

     - During 2003/04, each of the executive Directors was made an award of Performance Shares equal to 120 per cent. of salary. Details of these awards are included in the table on page 114.

PERFORMANCE MEASURES

     - Vesting is subject to the Company's relative TSR performance against a comparator group over a fixed three-year period as set out below:

                                       % PERFORMANCE
O2 TSR RANKING                          SHARES VEST
--------------                         ------------
Below median .......................          0%
Median .............................         30%
Upper quartile (top 25 per cent.) ..        100%

Vesting occurs on a straight line basis between median and maximum performance.

     - The comparator group consists of the constituents of the FTSEuroFirst 300 Telecoms Service Index at the time the award is made.

     - Awards will only vest to the extent that the Committee is satisfied that the Company's TSR performance is a genuine reflection of the Company's underlying financial performance over the period. There are no retesting opportunities.

The table below shows the number of performance shares which remained outstanding to executive Directors as at 31 March 2005.

                                                       GRANTED
                                                     DURING THE
                                                     YEAR ENDED
                                       NUMBER AT 1    31 MARCH                        NUMBER AT 31
                        GRANT DATE     APRIL 2004       2005      VESTED    LAPSED     MARCH 2005    VESTING DATE
                       ------------   ------------   ----------   ------   --------   ------------   ------------
Peter Erskine ......   31 July 2003     1,403,773        --         --           --     1,403,773    31 July 2006
David Finch ........   31 July 2003       905,660        --         --           --       905,660    31 July 2006
Rudolf Groger ......   31 July 2003       859,245        --         --           --       859,245    31 July 2006
David McGlade(1) ...   31 July 2003       815,094        --         --     (815,014)           --              --

----------
1 David McGlade left the company on 31 March 2005 and his award over performance shares lapsed in full.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are eligible to participate in the Group's all-employee share schemes on the same terms as other eligible employees. There are no performance conditions attached to these schemes and both operate within specific tax legislation:

     - the O2 Sharesave Plan, under which the Directors can grant options to all employees across the business to acquire shares at an exercise price set at a discount of up to 20 per cent. to the market value of a share at the time of invitation.

     - the O2 Share Ownership Plan, under which the Directors can award shares to UK employees on a variety of tax-favoured terms.

SHARESAVE OPTIONS

YEAR ENDED 31 MARCH 2005

The table below shows the sharesave options over O2 ordinary shares held by Directors during the year 31 March 2005.

                                                                             NUMBER
                                     NUMBER                                    AT               PRICE ON
                                   AT 1 APRIL                               31 MARCH  EXERCISE   DATE OF
                      GRANT DATE      2004     GRANTED  EXERCISED   LAPSED    2005      PRICE   EXERCISE      DATE EXERCISABLE
                      -----------  ----------  -------  ---------  -------  --------  --------  --------  -----------------------
Peter Erskine ......  21 Dec 2001     12,978        --   (12,978)       --       --     73.2p    123.5p   14 Feb 2005-13 Aug 2005
                      17 Dec 2004         --    18,040        --        --   18,040     91.6p        --   1 Feb 2010-31 Jul 2010
David Finch ........  21 Dec 2001     12,978        --   (12,978)       --       --     73.2p    123.5p   14 Feb 2005-13 Aug 2005
                      17 Dec 2004         --    10,343        --        --   10,343     91.6p        --   1 Feb 2008-31 Jul 2008
David McGlade(1) ...  20 Dec 2002     21,477        --        --   (21,477)      --       44p        --                        --
David Varney(2) ....  21 Dec 2001     12,978        --        --   (12,978)      --     73.2p        --                        --

----------
1 David McGlade resigned from the Board on 31 March 2005 and his sharesave options lapsed in full.

2 David Varney resigned from the Board on 28 July 2004 and his sharesave options lapsed in full.

YEAR ENDED 31 MARCH 2004

The table below shows the sharesave options over O2 ordinary shares held by Directors during the year ended 31 March 2004.

                                           NUMBER AT
                                           GRANT AND                          NUMBER AT    EXERCISE
                         GRANT DATE     AT 1 APRIL 2003  EXERCISED  LAPSED  31 MARCH 2004    PRICE           DATE EXERCISABLE
                      ----------------  ---------------  ---------  ------  -------------  --------  -------------------------------
David Varney .......  21 December 2001      12,978           --       --    12,978           73.2p   14 February 2005-13 August 2005
Peter Erskine ......  21 December 2001      12,978           --       --    12,978           73.2p   14 February 2005-13 August 2005
David Finch ........  21 December 2001      12,978           --       --    12,978           73.2p   14 February 2005-13 August 2005
David McGlade ......  20 December 2002      21,477           --       --    21,477             44p   13 February 2006-12 August 2006

No options lapsed or were exercised in the year ended 31 March 2004.

RESTRICTED SHARES

YEAR ENDED 31 MARCH 2005

The table below shows the number of restricted shares which remained outstanding to Directors during the year ended 31 March 2005.

                                                                                                                             PRICE
                                  MARKET PRICE               AWARDED DURING                                                 ON DATE
                                   ON DATE OF   NUMBER AT 1  THE YEAR ENDED                      NUMBER AT 31   VESTING/      OF
                      GRANT DATE      AWARD      APRIL 2004   31 MARCH 2005   VESTED    LAPSED    MARCH 2005   LAPSE DATE   VESTING
                      ----------  ------------  -----------  --------------  --------  --------  ------------  ----------  --------
David Arculus(1) ...   29/07/04      85.5p             --       292,397            --        --    292,397      29/07/07         --
Peter Erskine(2) ...   23/11/01       --          575,815            --      (575,815)       --         --      23/11/04    115.50p
David Finch(2,3) ...   23/11/01       --          201,536            --      (201,536)       --         --      23/11/04    116.25p
Rudolf Groger(2) ...   23/11/01       --          156,592            --            --  (156,592)        --      23/11/04         --
David
   McGlade(2,4,5) ..   23/11/01       --           38,579            --       (33,549)   (5,030)        --      23/11/04   $  21.61

----------
1 David Arculus was granted a restricted share award over 292,397 shares (with a market value of 85.5p at the time of grant) with effect from 29 July 2004. This represents an amendment to the original award terms involving a reduction in the number of shares under award and the removal of a corporate performance condition to which the original award was subject. The restricted share award was intended to vest on 29 July 2007 provided Mr Arculus had built up a personal shareholding of 350,877 shares by 28 July 2005 and remained with the Company until the vesting date.

2 Restricted share awards were granted on terms that they will only vest on the third anniversary of grant, if a significant personal shareholding in the Company equal to the number of shares under award is built within 18 months of grant and retained until the vesting date as well as remaining in employment with the Group. The awards vest on a pro-rata basis if the participant builds up a lower personal investment.

3 The personal shareholding requirement for David Finch was equal to one-third of the shares under award at 23 November 2001.

4 The restricted share award granted to David McGlade on 23 November 2001 was in the form of ADSs (one O2 ADS= 10 ordinary shares).

5    The sterling-dollar exchange rate on the date of vesting was L1 =$1.8688.

YEAR ENDED 31 MARCH 2004

The table below shows the number of restricted shares awarded to executive Directors under the operation of the Portfolio.

                                           NUMBER
                                            AT 1                        NUMBER AT
                                           APRIL                         31 MARCH
                          GRANT DATE      2003(1)    VESTED    LAPSED      2004       VESTING DATE
                       ----------------   -------   --------   ------   ---------   ----------------
Peter Erskine(2) ...   23 November 2001   575,815         --     --      575,815    23 November 2004
David Finch(3) .....   23 November 2001   403,071   (201,535)    --      201,536    23 November 2004
Rudolf Groger ......   23 November 2001   156,592         --     --      156,592    23 November 2004
David McGlade ......   23 November 2001   385,790         --     --      385,790    23 November 2004

----------
1 Restricted share awards were granted to a small group of senior executives (including executive Directors) shortly after demerger. Most awards were granted on terms that they will normally only vest on the third anniversary of grant if the participant builds up a significant personal shareholding in the Company within 18 months of grant and retains this until the vesting date as well as remaining in employment with the O2 Group until this time. The awards vest on a pro rata basis if the participant builds up a lower personal investment.

     As at 31 March 2004 both Peter Erskine and David Finch had met their shareholding requirement, and are required to maintain that shareholding until the third anniversary of award in order for their restricted share awards to vest in full.

2 Vesting is subject to the satisfaction of a personal shareholding requirement as set out in note 1. The personal shareholding requirement for Peter Erskine is equal to the number of shares under award.

3 Vesting is subject to the satisfaction of a personal shareholding requirement. The personal shareholding requirement for David Finch is equal to one-third of the shares under award. The market price of an O2 share on the grant date was 87p. Under the terms of David Finch's Restricted Share Plan award, 201,535 shares vested on 23 November 2002 at 54.25p and 201,535 shares vested on 23 November 2003 at 72.8p being the market value of a share at those dates. In relation to the awards which vested on 23 November 2002 and 23 November 2003, David Finch received L109,333 and L146,717 on these two dates respectively.

BT LEGACY SHARE AWARDS

Peter Erskine had the following O2 shares under award from BT Legacy Share Awards. Following demerger, these awards were adjusted to relate solely to O2 shares, and any performance measure has been translated into a measure of O2 performance from demerger to the end of the performance period.

                                               BT           BT           BT            BT
                                            EXECUTIVE    EXECUTIVE    INCENTIVE     DEFERRED
                                           SHARE PLAN   SHARE PLAN   SHARE PLAN       BONUS
YEAR OF AWARD                                1998(1)      1999(2)      2000(3)    PLAN(4) 2001
-------------                              ----------   ----------   ----------   ------------
Number of O2 shares at 1 April 2003 ....     154,057      144,198      312,750       127,656
Vested .................................          --           --           --            --
Lapsed .................................    (154,057)          --     (312,750)           --
                                            --------     --------     --------      --------
Number of O2 shares at 31 March 2004 ...          --      144,198           --       127,656
Vested .................................          --           --           --      (127,656)
Lapsed .................................          --     (144,198)          --            --
                                            --------     --------     --------      --------
Number of O2 shares at 31 March 2005 ...          --           --           --            --
                                            ========     ========     ========      ========

----------
1 The performance period for the 1998 BT Executive Share Plan ended on 31 March 2003. The performance condition was not met and as a result 154,057 shares lapsed in August 2003 following the year ended 31 March 2003.

2 The performance period for the 1999 BT Executive Share Plan ended on 31 March 2004. The performance condition was not met and as a result 144,198 shares lapsed in August 2004.

3 The performance period for the 2000 BT Incentive Share Plan ended on 31 March 2003. The performance condition was not met and as a result 312,750 shares lapsed in August 2003 following the year ended 31 March 2003.

4 The vesting of shares awarded under the BT Deferred Bonus Plan was subject only to the continued employment of the Director with the Company.

LEGACY OPTION PLAN

Subsisting options over BT shares granted under BT executive share option plans were replaced with options over O2 shares, granted under the O2 Legacy Option Plan, for those participants now employed by O2. The replacement options were granted on the same terms and are exercisable between the same dates as the options for which they were exchanged.

There are no performance conditions relating to the vesting of these options other than continued employment with the O2 Group. This reflects the terms of the underlying BT Option plan. The legacy options will be satisfied using new issue shares, and options granted under this plan do not count towards the dilution limits established for O2 share option plans. No further options will be granted under this plan.

YEAR ENDED 31 MARCH 2005

The table below shows options over BT shares held by David Varney and David McGlade prior to demerger as at 31 March 2005.

                                        NUMBER AT                        NUMBER AT             PRICE ON
                                         1 APRIL                          31 MARCH    OPTION    DATE OF
                         GRANT DATE        2004     EXERCISED   LAPSED      2005      PRICE    EXERCISE       DATE EXERCISABLE
                       --------------   ---------   ---------   ------   ---------   -------   --------   -----------------------
David McGlade(1) ...   1 October 2000    113,440    (113,440)     --         --      $23.243     126p     1 Oct 2001-30 Sept 2006
David Varney .......     22 June 2001    491,272    (491,272)     --         --       101.7p     114p           2004-28 July 2005

----------
1 David McGlade's legacy options were awarded in the form of ADSs (one O2 ADS = 10 ordinary shares) and on exercise the ADSs were converted into ordinary shares. David McGlade made a gain of L48,893. The sterling-dollar exchange rate on 7 March 2005 was L1 = $1.9114.

YEAR ENDED 31 MARCH 2004

The table below shows options over BT shares held by David Varney and David McGlade prior to demerger as at 31 March 2004.

                                                       OPTIONS
                                                       GRANTED
                                         NUMBER       DURING THE                            NUMBER
                                       AT 1 APRIL     YEAR ENDED                         AT 31 MARCH   EXERCISE          DATE
               PLAN     GRANT DATE        2003      31 MARCH 2004   EXERCISED   LAPSED       2004        PRICE       EXERCISABLE
               ----   --------------   ----------   -------------   ---------   ------   -----------   --------   ------------------
D Varney ...            22 June 2001   491,272(1)         --            --        --       491,272       101.7p           2004-2011
                                                                                                                    1 October 2001-
D McGlade ..          1 October 2000   113,440(1)         --            --        --       113,440      $23.243   30 September 2010

----------
1 The options were regranted over O2 shares on 20 December 2001. David McGlade's legacy options were awarded in the form of ADSs (one ADS = 10 O2 shares) at $23.243 per ADS, and vest in three equal annual tranches on the first, second and third anniversaries of grant.

NON-BENEFICIAL INTERESTS

At 31 March 2005, all executive Directors had a non-beneficial interest in 956,316 O2 ordinary shares (2004: 1,858,232) and nil O2 American Depositary Shares (2004: 81,573) held in trust by Hill Samuel Offshore Trust Company Limited as trustee of the O2 Restricted Share Plan, O2 Performance Share Plan, and O2 Deferred Equity Incentive Plan.

At 31 March 2004, Peter Erskine had a non-beneficial interest in 893,175 O2 ordinary shares held in trust by Ilford Trustees Limited as trustee of the BT Executive Share Plan and BT Deferred Bonus Plan.

30.  EMPLOYEES

                                                               2005     2004
                                                                NO.      NO.
                                                              ------   ------
Average number of full time employee equivalents
   (including executive Directors) by class of business:
Mobile telecommunications .................................   13,005   11,133
Mobile internet services ..................................       --      301
Other businesses ..........................................      906      913
                                                              ------   ------
TOTAL EMPLOYEES ...........................................   13,911   12,347
                                                              ======   ======
Average number of full time employee equivalents
   (including executive Directors) by geographic area:
UK ........................................................    8,709    7,328
Germany ...................................................    3,675    3,494
Other .....................................................    1,527    1,525
                                                              ------   ------
TOTAL EMPLOYEES ...........................................   13,911   12,347
                                                              ======   ======

The costs incurred in respect of these employees were:

                                     2005   2004
                                     ----   ----
                                      Lm     Lm
Wages and salaries ...............    514    456
Social security costs ............     64     58
Employee share ownership scheme ..      9      8
Pension costs (note 31) ..........     26     26
                                      ---    ---
TOTAL STAFF COSTS ................    613    548
                                      ===    ===

At 31 March 2005, the Group employed 14,914 (2004: 12,905) full time employee equivalents.

The Group operates a number of employee incentive schemes including a sharesave plan, a share ownership plan and various executive and employee option schemes.

As a result of the capital reorganisation described in note 19, on 14 March 2005 all mmO2 plc options and awards outstanding at that date were replaced by options and awards over O2 plc shares.

The share option plans operated by the Group are:

O2 SHARESAVE PLAN

The O2 Sharesave Plan is a savings related share option scheme available to all UK, Isle of Man and Irish employees. The scheme enables employees to acquire shares in O2 plc at an agreed price through monthly savings at the end of a three-year or five-year SAYE contract. A sharesave scheme also operates in Germany.

O2 EXECUTIVE SHARE OPTION PLAN

Executive Share Options have been granted to certain employees of the Group on terms such that they usually become exercisable on the third anniversary of grant subject to the achievement of certain performance criteria. If these criteria are not met on the third anniversary of grant, they are retested on the fourth and fifth anniversaries. All such options have an exercise price equal to the market value at grant date and have a life of ten years. In the year ended 31 March 2005, no options were granted to employees under this plan (2004: nil).

O2 LEGACY OPTION PLAN

Options over BT shares granted under BT Executive Share Option Plans were replaced with options over O2 shares, granted under the Legacy Option Plan, for those participants now employed by O2. The replacement options were granted on the same terms, and are exercisable between the same dates, as the options for which they were exchanged. The exercise price of these options equals the market value as at original grant date. Options are normally exercisable up until the tenth anniversary of the date of the original grant.

Options outstanding under the O2 Sharesave Plan, O2 Executive Share Option Plan and O2 Legacy Option Plan as at 31 March, together with their exercise prices and vesting periods, are as follows:

                              OPTIONS OUTSTANDING OVER ORDINARY       OPTIONS EXERCISABLE
                                           SHARES                     OVER ORDINARY SHARES
                           --------------------------------------   ------------------------
                                           WEIGHTED-
                                            AVERAGE     WEIGHTED-                 WEIGHTED-
                              NUMBER       REMAINING     AVERAGE       NUMBER      AVERAGE
                           OUTSTANDING    CONTRACTUAL   EXERCISE    EXERCISABLE    EXERCISE
RANGE OF EXERCISE PRICES       (m)       LIFE (YEARS)   PRICE (L)       (m)       PRICE (L)
------------------------   -----------   ------------   ---------   -----------   ---------
AS AT 31 MARCH 2005
L0.44.................          32             1           0.44          --            --
L0.46.................          70             7           0.46          --            --
L0.48.................           1             8           0.48          --            --
L0.54.................          13             2           0.54          --            --
L0.64-0.69............           4             7           0.68           3          0.69
L0.73.................           3             1           0.73           1          0.73
L0.87.................          18             7           0.87           9          0.87
L0.92.................           9             3           0.92          --            --
L1.16-1.93............           1             6           1.61           1          1.61
                               ---           ---           ----         ---          ----
                               151             5           0.55          14          0.83
                               ===           ===           ====         ===          ====
AS AT 31 MARCH 2004
L0.44.................          35             2           0.44          --            --
L0.46.................          68             8           0.46          --            --
L0.48-0.49............           1             9           0.48          --            --
L0.54.................          14             3           0.54          --            --
L0.64-0.69............           7             8           0.67           4          0.69
L0.73-0.82............           6             1           0.73          --            --
L0.87.................          35             8           0.87           3          0.87
L1.02-1.93............           2             7           1.27           2          1.28
                               ---           ---           ----         ---          ----
                               168             6           0.58           9          0.83
                               ===           ===           ====         ===          ====

Options granted, exercised and lapsed during the three years ended 31 March 2005 under these share option plans were as follows:

                                  OPTIONS OVER ORDINARY SHARES          OPTIONS OVER ADSS
                                        ORDINARY SHARES                       ADS(1)
                             -------------------------------------   -----------------------
                               SAVINGS-                  WEIGHTED-                 WEIGHTED-
                               RELATED                    AVERAGE                   AVERAGE
                                SHARE      OTHER SHARE    EXERCISE   OTHER SHARE    EXERCISE
                             OPTIONS (m)   OPTIONS (m)   PRICE (L)   OPTIONS (m)   PRICE (L)
                             -----------   -----------   ---------   -----------   ---------
Balance at 1 April 2003 ..        45           138          0.60          3           1.49
Granted ..................        15            --          0.54         --             --
Lapsed ...................        (5)          (23)        (0.76)        (1)         (1.69)
Exercised ................        --            (4)        (0.70)        --             --
                                 ---           ---         -----        ---          -----
Balance at 31 March 2004 .        55           111          0.57          2           0.93
Granted ..................         9            --          0.92         --             --

                                  OPTIONS OVER ORDINARY SHARES          OPTIONS OVER ADSS
                                        ORDINARY SHARES                       ADS(1)
                             -------------------------------------   -----------------------
                               SAVINGS-                  WEIGHTED-                 WEIGHTED-
                               RELATED                    AVERAGE                   AVERAGE
                                SHARE      OTHER SHARE    EXERCISE   OTHER SHARE    EXERCISE
                             OPTIONS (m)   OPTIONS (m)   PRICE (L)   OPTIONS (m)   PRICE (L)
                             -----------   -----------   ---------   -----------   ---------
Lapsed....................        (4)           --           0.60          (1)           0.82
Exercised.................        (3)          (17)          0.77          (1)           0.63
                                 ---           ---           ----         ---            ----
BALANCE AT 31 MARCH 2005..        57            94           0.55          --              --
                                 ===           ===           ====         ===            ====

----------
(1) Share options over American Depositary Shares (ADSs) have exercise prices termed in US Dollars. For purposes of disclosure, these options' exercise prices have been translated into sterling at the year end exchange rate. As each ADS represents ten ordinary shares, the number of options and exercise prices have been adjusted by this ratio to reflect the options on a like for like basis. As a consequence of the implementation of the capital reorganisation in March 2005, the mmO2 ADS programme was terminated, and all ADSs have been converted into either O2 plc ordinary shares or cash.

SHARE AWARD PLANS

The share award plans operated by the Group are:

O2 RESTRICTED SHARE PLAN

Restricted share awards have been granted to a small group of senior executives on terms that they will normally only vest on the third anniversary of grant if the participant builds up a predetermined personal shareholding in the Group and remains in employment with the Group. The weighted average market value at grant date of the 2 million shares granted under this plan in the year ended 31 March 2005 was L0.88. No shares were granted under this plan in the years ended 31 March 2004 and 31 March 2003.

O2 PERFORMANCE SHARE PLAN

Performance related share awards were granted to certain senior employees during the year ended 31 March 2005 and 31 March 2004. These awards will vest on the third anniversary of grant if O2 plc meets certain performance criteria, and the participant remains in employment with the Group. The weighted average market value at grant date of the 12 million (2004: 26.4 million) shares granted under this plan in the year ended 31 March 2005 was L0.88 (2004: L0.53).

O2 DEFERRED EQUITY INCENTIVE PLAN (DEIP)

Participants in the DEIP receive share awards that include a deferred element and a performance element. The deferred element generally vests three years after grant subject to continued employment with the Group. The performance element is subject to the long-term performance of the Group and continued employment with the Group. DEIP awards have been granted to a small group of senior executives during the year ended 31 March 2005. The weighted average market value at grant date of the 8 million shares in the year ended 31 March 2005 was L0.88.

31.  PENSION COSTS

The Group operates a number of pension schemes in its businesses. All the Group's pension schemes are provided through either defined benefit or defined contribution arrangements. Defined benefit schemes generally provide pensions based on the employee's length of service and their final pensionable salary. Defined contribution schemes offer employees individual funds which are converted into pension benefits on retirement. The assets of the schemes are held independently of the Group's finances.

THE O2 PENSION PLAN

The O2 Pension Plan (O2 PP) provides the pension benefits for the majority of UK employees and is divided into defined contribution and defined benefit sections.

DEFINED CONTRIBUTION SECTION

Prior to 1 July 2002, the Group participated in the BT Retirement Plan (BTRP), a defined contribution scheme established by BT. Members of the BTRP could elect to transfer their funds under management into the new O2 Plan (defined contribution section) on its inception. These funds were transferred on 14 March 2003.

DEFINED BENEFIT SECTION

Following the Group's demerger from BT and until 30 June 2002, the Group was a participating employer in the BT Pension Scheme (BTPS), a funded defined benefit pension scheme. While participating the Group paid to the BTPS a predetermined percentage of the pensionable payroll costs of those Group employees who were members of the scheme. These costs have been charged in the period to which they relate. Details of the financial position of the BTPS and further information regarding the scheme are contained in the financial statements of BT Group plc.

On 1 July 2002 the O2 PP was established for employees in the United Kingdom by the Group. Any active member of the BTPS employed by the Group could join a defined benefit section of, and elect to transfer their past service liability from the BTPS to, the new plan. The vast majority of those eligible to transfer elected to do so. The benefits of all deferred and pensioner members at 30 June 2002 remain in the BTPS. A share of the assets of the BTPS, determined on the basis of the past service liabilities of the members electing to transfer their benefits to the new plan, were transferred to the O2 PP on 17 March 2003.

From 1 July 2002, the Group has been the principal employer of the O2 PP. The pension costs have been assessed in accordance with the advice of a qualified independent actuary using the projected unit method and taking assets at market value. The defined benefits sections of the O2 PP are closed to new entrants and therefore the current service cost is likely to increase as the members approach retirement.

ACTUARIAL VALUATION

A full actuarial valuation of the defined benefit sections of the O2 PP was undertaken at 30 September 2005 by a professionally qualified independent actuary using the projected unit method. The purpose of this valuation was to design a future funding plan to ensure that contributions to the plan are sufficient to meet future liabilities. As at 30 September 2005 the assets of the O2 PP had a market value of L407 million and were sufficient to cover 83 per cent of the benefits accrued to members at that date on the ongoing funding measure. As a result of the valuation, the Group has increased the employer's regular contribution rate from 13.1 to 20.1 per cent of pensionable salaries with effect from 30 September 2005. The employee's contribution rate remains at 6 per cent of pensionable salary. In December 2005 a one off cash contribution of L81 million was paid into the O2 PP to fund the deficit.

The main actuarial assumptions used in the valuation were as follows:

                                                      %
                                                  ---------
Nominal rate of increase in salaries                   4.90
Nominal rate of increase of pensions in payment   2.70-2.90
Investment return pre retirement                       7.00
Investment return post retirement                      5.50
Inflation assumption                                   2.90

OTHER GROUP PENSION PLANS

The Group operates several other defined benefit pension schemes. In the Isle of Man benefits are provided by a funded defined benefit pension scheme that is closed to new entrants. The Group also operates unfunded defined benefit schemes in the UK and in Germany. A provision, determined in accordance with SSAP 24, is recorded on the balance sheet to recognise the cumulative accrued liability for the unfunded schemes as disclosed in note 18.

Until May 2001 the O2 Germany main scheme was unfunded. This scheme has been changed to a funded arrangement with payments being made to provide for previously unfunded liabilities over the period to the active members' retirements. The vast majority of members of the O2 Germany main scheme are now accruing benefits under an insured arrangement. The other defined benefit schemes in Germany are unfunded.

The Group operates defined contribution schemes in Germany, Ireland and the Isle of Man. The assets of these defined contribution arrangements are held separately from those of the Group in independently administered funds.

The assets and liabilities of the O2 Netherlands pension scheme were included in the disposal of O2 Netherlands to Greenfield Capital Partners.

DISCLOSURES UNDER SSAP 24

The total cost charged to the profit and loss account for all the Group's pension schemes is as follows:

                                  2005   2004
                                  ----   ----
                                   Lm     Lm
O2 Pension Plan cost...........    16     16
Other defined benefit schemes..     3      3
Defined contribution schemes...     7      7
                                  ---    ---
                                   26     26
                                  ===    ===

Within the total cost analysed above, the regular cost is L23 million (2004: L24 million).

The Group has recognised an asset of L5 million (2004: nil) representing the excess of cumulative funding over the accumulated pension cost on the O2 PP and amounts totalling a net liability of L16 million (2004: L15 million) representing the excess of cumulative pension cost over accumulated funding on other schemes.

At 31 March 2004, using SSAP 24, a deficit of L12 million existed in the mmO2 PP. This difference between the assets and liabilities was amortised over the expected future working lives of the active membership, of 13 years, using the straight line method and is included in the cost.

As at 30 June 2003, the assets of the O2 PP were sufficient to cover 95 per cent of the benefit: accrued to members based on the SSAP 24 accounting basis, which is used to calculate the pension charge recognised in the profit and loss account.

The number of members in each of the Group's main pension schemes is as follows:

                              2005     2005     2004     2004
                             ACTIVE    TOTAL   ACTIVE   TOTAL
                               NO.      NO.      NO.     NO.
                             ------   ------   ------   -----
O2 PP.....................    5,113    6,133    4,014   4,596
O2 Germany schemes .......    3,148    3,267    2,996   3,008

Isle of Man scheme .......     273      448     281     437
O2 Ireland scheme ........     996    1,481     918   1,112
UK unfunded arrangement ..      13       23      15      23
                             -----   ------   -----   -----
                             9,543   11,352   8,224   9,176
                             =====   ======   =====   =====

The principal assumptions used to determine the pension cost under SSAP 24 for the defined benefit section of the O2 PP for the years presented were:

                                                        2005        2004
                                                     ---------   ---------
                                                         %           %
Nominal rate of increase in salaries..............   3.75-4.25   3.75-4.25
Nominal rate of increase of pensions in payment ..        2.50        2.50
Investment return pre retirement .................        7.50        7.50
Investment return post retirement ................        5.70        5.70
Inflation assumption .............................        2.50        2.50
                                                     =========   =========

The assumptions for the other defined benefit schemes around the Group are consistent with those used for the O2 PP.

DISCLOSURES UNDER FRS 17 "RETIREMENT BENEFITS"

In accordance with the transitional arrangements of FRS 17 "Retirement benefits", certain information regarding the Group's pension arrangements are disclosed below.

The actuarial valuation of the O2 PP as at 30 June 2003 has been updated to 31 March 2005 by an independent qualified actuary in accordance with the transitional arrangements of FRS 17. In accordance with FRS 17, the defined benefit liabilities have been measured using the projected unit method. Plan assets are stated at their market value.

The main assumptions adopted for the O2 PP under FRS 17 are as follows:

                                                                     2005        2004
                                                                    O2 PP       O2 PP
                                                                  ---------   ---------
                                                                      %           %
Nominal rate of increase in salaries ..........................   4.15-4.65   4.05-4.55
Nominal rate of increase of pensions in payment................
- Pension increases with inflation ............................        2.90        2.80
- Pension increases with inflation limited to 5 per cent. p.a..        2.70        2.60
Discount rate .................................................        5.50        5.70
Inflation assumption...........................................        2.90        2.80
Expected long-term return for
- Equities.....................................................        7.70        7.80
- UK Government bonds .........................................        4.70        4.70
- Other bonds .................................................        5.50        5.70
- Other........................................................        4.70        4.60
                                                                  =========   =========

The assumptions, adopted for FRS 17 purposes, for the other defined benefit schemes around the Group are consistent with those used for the O2 PP.

The assets and liabilities of the defined benefit pension schemes are:

                                            2005              2004
                                   2005    OTHER     2004    OTHER
                                  O2 PP   SCHEMES   O2 PP   SCHEMES
                                  -----   -------   -----   -------
                                    Lm       Lm       Lm       Lm
Fair value of assets comprises:
- Equities ....................    306       13      245       12
- UK Government bonds .........     17        7       14        6
- Other bonds..................     16        2       14        2
- Other .......................      4        2        5        1
                                  ----      ---     ----      ---
Fair value of assets ..........    343       24      278       21
Present value of liabilities ..   (444)     (51)    (362)     (42)
                                  ----      ---     ----      ---
Deficit .......................   (101)     (27)     (84)     (21)
Related deferred tax asset ....     30        8       25        6
                                  ----      ---     ----      ---
NET PENSION LIABILITY..........    (71)     (19)     (59)     (15)
                                  ====      ===     ====      ===

The following table sets out the amounts which would be charged to the profit and loss account and statement of total recognised gains and losses in accordance with the requirements of FRS 17 for the Group's defined benefit plans:

                                                      YEAR ENDED              YEAR ENDED
                                                    31 MARCH 2005           31 MARCH 2004
                                                ---------------------   ---------------------
                                                O2 PP   OTHER SCHEMES   O2 PP   OTHER SCHEMES
                                                -----   -------------   -----   -------------
                                                  Lm          Lm          Lm          Lm
Analysis of the amount charged to operating
   profit:
Current service cost (employers') ...........     20          2           16          2
Curtailment and settlement'(1) ..............     (3)        --           --         (2)
Vested past service cost(2) .................      5         --            2         --
                                                 ---        ---          ---        ---
TOTAL OPERATING CHARGE ......................     22          2           18         --
                                                 ---        ---          ---        ---
Analysis of the amount credited/ (charged) to
   net interest:
Expected return on pension plan assets ......     22          1           15          1
Interest on pension plan liabilities ........    (22)        (2)         (16)        (2)
                                                 ---        ---          ---        ---
NET RETURN ..................................     --         (1)          (1)        (1)
                                                 ---        ---          ---        ---
Analysis of the amount recognised in the
   statement of total recognised gains and
   losses:
Actual return less expected return on pension
   plan assets(3) ...........................     17          1           39          2
Experience gains and losses arising on plan
   liabilities ..............................     --         (1)           6         (1)
Changes in assumptions underlying the present
   value of plan liabilities ................    (33)        (4)         (57)        (4)
                                                 ---        ---          ---        ---
ACTUARIAL LOSS RECOGNISED IN THE STATEMENT OF
   TOTAL RECOGNISED GAINS AND LOSSES ........    (16)        (4)         (12)        (3)
                                                 ===        ===          ===        ===

----------
(1) In the year ended 31 March 2004 arises in respect of the disposal of O2 Netherlands.

(2) Including a restructuring charge of L2 million in the year ended 31 March 2004 which has been included in the exceptional charge for the year

(3) Excluding the returns of assets of the Group's defined contribution arrangements which do not affect the balance sheet liability.

                                                      OTHER
                                             O2 PP   SCHEMES
                                             -----   -------
                                              Lm        Lm
MOVEMENT IN DEFICIT DURING THE YEAR
Deficit in plan at 1 April 2003 ..........    (71)   (18)
Total current service cost(1) ............    (24)    (3)
Total contributions(1) ...................     26      2
Curtailment and settlement gain ..........     --      2
Vested past service costs ................     (2)    --
Other finance cost .......................     (1)    (1)
Actuarial loss recognised in the statement
   of total recognised gains and losses ..    (12)    (3)
                                             ----    ---
DEFICIT IN PLAN AT 31 MARCH 2004 .........    (84)   (21)
Total current service cost ...............    (27)    (3)
Total contributions ......................     28      2
Curtailment and settlement gain ..........      3     --
Vested past service costs ................     (5)    --
Other finance cost .......................     --     (1)
Actuarial loss recognised in the statement
   of total recognised gains and losses ..    (16)    (4)
                                             ----    ---
DEFICIT IN PLAN AT 31 MARCH 2005 .........   (101)   (27)
                                             ====    ===

----------
(1)  Includes L2 million in respect of restructuring costs disclosed in note 5.

                                                             YEAR ENDED              YEAR ENDED
                                                           31 MARCH 2005           31 MARCH 2004
                                                       ---------------------   ---------------------
                                                       O2 PP   OTHER SCHEMES   O2 PP   OTHER SCHEMES
                                                       -----   -------------   -----   -------------
                                                         Lm         Lm           Lm         Lm
HISTORY OF EXPERIENCE GAINS AND LOSSES
Difference between the expected and actual return on
   plan assets:
   Amount - gain ...................................    17           1          39           2
   Percentage of plan assets .......................     5%          3%         14%         11%
                                                       ===         ===         ===         ===
Experience gains and losses on plan liabilities:
   Amount-gain/(loss) ..............................    --          (1)          6          (2)
   Percentage of the present value of plan
      liabilities ..................................    --          (1)%         2%         (4)%
                                                       ===         ===         ===         ===
Total amount recognised in statement of total
   recognised gains and losses:
   Amount - loss ...................................   (16)         (4)        (12)         (3)
   Percentage of the present value of plan
      liabilities ..................................    (4)%        (7)%        (3)%        (8)%
                                                       ===         ===         ===         ===

The Group has applied the transitional provisions of FRS 17. The analysis of the profit and loss account that would have arisen had FRS 17 been fully implemented is as follows:

                                                                       2005    2004
                                                                      -----   ------
                                                                        Lm      Lm
Profit and loss account ...........................................   6,984     (992)
Amounts recognised under SSAP 24 ..................................      11       15
Pension deficit under FRS 17 (net of related deferred tax asset) ..     (90)     (74)
                                                                      -----   ------
PROFIT AND LOSS ACCOUNT INCLUDING PENSION DEFICIT..................   6,905   (1,051)
                                                                      =====   ======

32. RECONCILIATION FROM UK GAAP TO US GAAP AND SUPPLEMENTARY INFORMATION

The Group's financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Note 1 to the financial statements provides additional information on the basis of preparation of the Group's financial statements. UK GAAP differs in certain material respects from US GAAP. The following notes, disclosures and tables set out the key differences between US and UK GAAP.

The following tables summarise the significant adjustments between net profit and shareholders' funds from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

                                                                      2005   2004
                                                               NOTE    Lm     Lm
                                                               ----   ----   ----
NET PROFIT/(LOSS)
   Net profit under UK GAAP                                            301    166
Adjustment for:
   Capitalisation of interest, net of related depreciation      (a)   (101)  (77)
   Licence impairment                                           (b)     --    --
   Fixed asset impairment on discontinued operation             (b)     --    --
   Amortisation of goodwill                                     (b)    200   201
   Amortisation of UMTS licences and other intangible assets    (b)   (299)  (37)
   Employee stock compensation                                  (c)    (40)  (26)
   Restructuring costs                                          (e)     30    19
   Fair value of derivative financial instruments               (f)    (11)    5
   Long-term licence creditors                                  (g)     (1)   (1)
   Loss on disposal of O2 Netherlands                           (h)     --    (6)
   Asset retirement obligations                                 (i)     (4)   (8)
   Deferred tax on US GAAP adjustments                          (j)    (92)  (56)
   Pension liability                                            (k)    (16)   --
                                                                      ----   ---
Net (loss)/profit as adjusted for US GAAP                              (33)  180
                                                                      ----   ---
Basic and diluted (loss)/earnings per share, as adjusted for
   US GAAP (pence)                                              (m)   (0.4)  2.1

                                                                       2005     2004
                                                               NOTE     Lm       Lm
                                                               ----   ------   ------
SHAREHOLDERS' FUNDS
Shareholders' funds under UK GAAP as restated(1)                      10,281   10,094
   Adjustment for:
   Capitalisation of interest, net of related depreciation      (a)      703      804
   Goodwill impairment                                          (b)      435      435
   Licence impairment                                           (b)    5,899    5,899
   Amortisation of goodwill and intangible assets               (b)      134      233
   Employee stock compensation                                  (c)      (70)     (30)
   Other employee compensation expense                          (d)      (11)     (11)
   Restructuring costs                                          (e)       49       19
   Fair value of derivative financial instruments               (f)       25       36
   Long-term licence creditors                                  (g)       (3)      (2)
   Asset retirement obligations                                 (i)      (12)      (8)
   Deferred tax on US GAAP adjustments                          (j)     (426)    (334)
   Pension liability                                            (k)      (58)     (40)
   Foreign exchange                                             (l)      (32)    (152)
   Dividends payable                                            (n)      196       --
                                                                      ------   ------
   Shareholders' funds as adjusted for US GAAP                        17,110   16,943
                                                                      ======   ======

----------
(1) In 2004 shareholders' funds under UK GAAP have been restated on the adoption of UITF 38 "Accounting for ESOP trusts" as disclosed in note 1.

DISCONTINUED OPERATION

On 3 June 2003 the Group completed the sale of O2 Netherlands, its wholly owned Dutch subsidiary, to Greenfield Capital Partners for E25 million in cash.
Note 2 and note 3 to the financial statements disclose the results of O2 Netherlands as a discontinued operation for the year ended 31 March 2004 under UK GAAP. There were no discontinued operations in the year ended 31 March 2005. The US GAAP net profit/(loss) analysed between continuing operations and discontinued operations is as follows:

                                                         2004
                                                         ----
                                                          Lm
Net profit/(loss) adjusted for US GAAP comprises:
   Continuing operations                                  192
   Discontinued operation                                 (12)
                                                         ----
Net profit as adjusted for US GAAP                        180
                                                         ====
Basic and diluted earnings/(loss) per share, in pence,
   comprises:
   Continuing operations                                  2.2
   Discontinued operation                                (0.1)
                                                         ----
Basic and diluted earnings per share, as adjusted for
   US GAAP (pence)                                        2.1
                                                         ====

The following are the main differences between UK GAAP and US GAAP which are relevant to the Group's financial statements.

(a)  Capitalisation of interest

Under UK GAAP, the Group does not capitalise interest in its financial statements. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets and depreciated over the lives of the related assets. This includes capitalisation of interest incurred on funding UMTS licences for the period up to the market launch of the related services. As at 31 March 2005, under US GAAP, gross capitalised interest of L1,385 million (2004: L1,324 million) was subject to depreciation over periods of five to 20 years.

(b)  Goodwill and other intangible and tangible assets

Under UK GAAP, goodwill arising on the acquisition of subsidiary undertakings, joint ventures and associates completed prior to 1 April 1998 by the Group was written off against shareholders' funds. The goodwill is reflected in the net income in the period of disposal, as part of the calculation of the gain or loss on divestment, to the extent it has not already been recognised in the profit and loss account. Goodwill arising on acquisitions completed on or after 1 April 1998 is recognised as an intangible asset in the balance sheet and is amortised over its useful life. Under US GAAP, such goodwill has always been held as an intangible asset in the balance sheet and until 31 March 2002 was previously amortised over its useful life with only the unamortised portion being included in any gain or loss on divestment.

From 1 April 2002, in accordance with Statement of Financial Accounting Standard
(SFAS) No. 142 "Goodwill and Other Intangible Assets", such intangible fixed assets are no longer amortised on an annual basis and are reviewed for impairment annually, or sooner should a triggering event occur.

Those intangible and tangible fixed assets with definite useful lives continue to be amortised over their useful life, with impairment reviews being carried out when triggering events occur. Such definite lived intangible assets are tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In considering whether a triggering event has occurred under SFAS No. 142 and SFAS No. 144, the Group looks for the existence of facts and circumstances, either internal or external, which indicate that the carrying value of the asset may not be recovered.

Certain intangible fixed assets recognised under the US GAAP purchase accounting rules are subsumed within goodwill under UK GAAP. Under US GAAP, these separately identified intangible assets are valued and amortised over their useful lives. These include customer bases and internally developed software.

Under US GAAP the carrying value of UMTS licences in O2 Germany and O2 UK is significantly higher than under UK GAAP owing to the impairment of these assets in the year ended 31 March 2003 being significantly lower under US GAAP. Accordingly, amortisation charges for these licences, which has commenced during the current year, is higher under US GAAP.

YEAR ENDED 31 MARCH 2005 AND 31 MARCH 2004

In the years ended 31 March 2005 and 2004, the Group has not identified any triggering events which would indicate that an impairment review should be undertaken in respect of definite-lived tangible and intangible fixed assets. In accordance with SFAS No. 142 the Group's indefinite-lived goodwill was tested for impairment at 31 March 2005 and 2004. These impairment reviews indicated that no impairment of goodwill had arisen.

The changes in the carrying amount of goodwill for the segments and in total for the years ended 31 March 2005 and 31 March 2004 are as follows:

                                                     MOBILE
                                               TELECOMMUNICATIONS
                                               ------------------     OTHER
                                         UK     GERMANY   IRELAND   BUSINESS   TOTAL
                                       -----   --------   -------   --------  ------
                                         Lm       Lm         Lm        Lm       Lm
At 1 April 2003                        2,411      731       548         5      3,695
Foreign exchange and other movements      --      (24)      (17)       (5)       (46)
At 31 March 2004                       2,411      707       531        --      3,649
Foreign exchange and other movements      --       19        15        --         34
                                       -----      ---       ---       ---      -----
AT 31 MARCH 2005                       2,411      726       546        --      3,683
                                       =====      ===       ===       ===      =====

The following table analyses definite lived intangible assets for US GAAP purposes at March 31, 2005 and 2004:

                           GROSS                    NET     GROSS                    NET
                           BOOK     ACCUMULATED    BOOK     BOOK     ACCUMULATED    BOOK
                           VALUE   AMORTISATION    VALUE    VALUE   AMORTISATION    VALUE
                           2005        2005        2005     2004        2004        2004
                          ------   ------------   ------   ------   ------------   ------
                            Lm          Lm          Lm       Lm          Lm          Lm
Licences                  10,336       (545)       9,791   10,052       (23)       10,029
Other intangible assets      501       (361)         140      499      (329)          170
                          ------       ----        -----   ------      ----        ------
                          10,837       (906)       9,931   10,551      (352)       10,199
                          ======       ====        =====   ======      ====        ======

Under US GAAP the Group recorded impairment charges of L409 million and L1,475 million for the year ended 31 March 2003 to reduce the carrying value of the goodwill that arose on the acquisitions of O2 UK and O2 Ireland respectively. Under UK GAAP the Group recorded an impairment charge of L8,300 million against the intangible assets of O2 UK, O2 Germany and O2 Ireland, of which L2,401 million related to the impairment of goodwill and L5,899 million related to the impairment of long-lived assets. The difference between the impairment charges under UK and US GAAP is a result of the requirement under US GAAP to initially test the carrying value of long-lived assets using undiscounted cash flows and the difference in methodology used in calculating the impairment of goodwill.

As a result of the disposal of O2 Netherlands, the carrying values of the net assets of O2 Netherlands were written down to their net realisable amount, being the sale proceeds less direct costs of disposal. This resulted in an impairment charge of L1,424 million being recognised in the profit and loss account for the year ended 31 March 2003 of which L684 million related to goodwill and L740 million related to long-lived assets. The difference between the impairment charge recorded under US GAAP and UK GAAP (under which a provision of L1,364 million was recognised) in respect of O2 Netherlands is due to the different carrying values of the net assets under each GAAP.

(c)  Employee stock compensation

The Group operates a number of share option and share award plans for its Directors and employees. Full details are included in note 29 to the financial statements.

Under UK GAAP, share options and share awards granted over the Company's ordinary shares are accounted for using the intrinsic value method, with the difference between the share price of the shares at grant date and the exercise price charged to the profit and loss account over the service period. Under US GAAP, the Group accounts for share options and share awards in accordance with the requirements of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees".

APB No. 25 requires the use of an intrinsic value method which differs to the UK GAAP accounting treatment based on whether the options and share awards are considered fixed or variable. Under APB No. 25 the cost of compensation for fixed awards (being awards under which both the exercise price and the number of shares is fixed) is determined at the date the award becomes fixed, based on the difference between the fair value of the shares under award and the exercise price. The compensation cost is expensed over the vesting period. Until the plan is fixed (including performance conditions are met), it is considered a variable plan and compensation cost is measured as the difference between the market price at the period end and the exercise price based on the number of awards expected to vest.

Share options have been granted under the O2 Sharesave Plan at a 20 per cent discount to the market price of the date of grant. The Sharesave Plan falls outside the scope of the intrinsic value methodology under UK GAAP. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15 per cent. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the measurement date and is recognised over the vesting period of the options. During the year ended 31 March 2003 Sharesave options were granted at a lower exercise price than previous awards. The Group has applied the guidance in FASB Emerging Issues Task Force (EITF) 00-23 such that an offer to enter into a new Sharesave Plan at a lower price than a previous award requires variable accounting to commence for all existing higher priced awards when the offer is made. Variable accounting continues until the awards are exercised, are forfeited or expire unexercised.

Additionally, under US GAAP, provision for employee payroll taxes on employee stock compensation is recognised on the exercise date. Under UK GAAP, provision is made for payroll taxes on shares that are expected to be exercised and spread over the service period.

(d)  Other employee compensation expense

Under UK GAAP, certain amounts paid to former owners of purchased companies who are also employees are included as part of the acquisition cost of these companies. Under US GAAP, where payment of those amounts is based on achievement of certain performance goals, they qualify as employee compensation expense and are recognised in the financial statements when the performance goals are met.

(e)  Restructuring costs

In 2005 and 2004 the Group has recognised reorganisation and restructuring charges related to employee termination benefits and real estate closures. For the year ended 31 March 2005, this related to the redeployment of resources within O2 UK into customer facing areas and away from non-customer facing areas. The charge comprises redundancy and property costs.

For the year ended 31 March 2004 the restructuring involved the transfer of O2 Online, Products O2 and certain other central functions to the operating businesses in the UK, Germany and Ireland, and includes provisions relating to redundancies and the termination of property leases.

Under US GAAP, site closure costs can only be recognised for the period after cessation of operations at that site. Employee termination benefits paid to employees that are required to render service beyond their minimum retention period are accrued over their remaining service period. Employee termination benefits can also only be recognised if amongst other things the terms of the benefit arrangement are known in sufficient detail to enable employees to determine the type and amounts of benefits that they will receive. Under UK GAAP the provision may be recognised at the time of managements' commitment, communication and reasonable estimate of the associated cost. Accordingly, adjustments have been made to eliminate the UK GAAP provisions for restructuring that do not meet the US GAAP criteria.

(f)  Derivative financial instruments

Under UK GAAP certain derivative financial instruments qualify for hedge accounting, but do not qualify for hedge accounting under US GAAP. As a result, the movement in the fair value of these instruments is recognised in the profit and loss account.

(g)  Long-term licence creditors

In the year ended 31 March 2003, O2 Ireland purchased a UMTS "B" licence. The total licence fee was E114 million with payments phased over 15 years. Under US GAAP the asset cost has been recorded at the discounted present value of the payments and a corresponding creditor established. Over the 15-year period an interest cost will be expensed to recognise the full E114 million due. Under UK GAAP the asset and creditor are recognised at their undiscounted value.

(h)  Loss on disposal of O2 Netherlands

The carrying value of O2 Netherlands under US GAAP exceeded the carrying value under UK GAAP, owing to the recognition of capitalised interest costs in relation to fixed assets. Accordingly the loss on disposal in 2004 under US GAAP is L6 million higher than under UK GAAP.

(i)  Asset retirement obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations" requires the Group to record the fair value of a liability for an asset retirement obligation (ARO) in the period in which it is incurred and capitalise the amount as part of the book value of the long-lived asset. Over time the liability is accreted to its present value and the capitalised cost is depreciated over the useful life of the related asset. For US GAAP purposes the Group adopted this new pronouncement with effect from 1 April 2003.

The Group has certain legal obligations related to network infrastructure, principally mast sites, which fall within the scope of SFAS No. 143. These legal obligations may include obligations to restore the leased site to its original condition at the termination of the lease. Under UK GAAP the Group follows the requirements of FRS 12 "Provisions, contingent liabilities and contingent assets" and a provision is made for the present value of the cost of restoration of mast sites at the date of acquisition. Under US GAAP an expected cash flow approach to the measurement of the fair value of the ARO is used, which considers the costs a third party would incur in performing the tasks necessary for it to retire the asset. The different methods used in calculating the ARO under US GAAP and UK GAAP result in an additional charge of L4 million for the year ended 31 March 2005 (2004: L8 million, including an accumulative adjustment of L4 million which represents the adjustment required for 2003 and prior periods).

(j)  Deferred tax on US GAAP adjustments

As at 31 March 2005, the adjustment of L426 million (2004: L334 million) reconciling shareholders' funds under UK GAAP to those under US GAAP principally relates to the tax effect of US GAAP adjustments. This comprises an adjustment to increase non-current assets by L633 million (2004: L822 million) and increase long-term liabilities by L1,059 million (2004: L1,156 million).

(k)  Pension liability

Under UK GAAP all pension schemes are accounted for in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 "Accounting for pension costs". The expected costs of providing pensions, as calculated periodically by professionally qualified independent actuaries, are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes.

Under US GAAP, the pension cost for the period is calculated at the start of the financial period using a different valuation to that used under UK GAAP. This gives a current service cost, an interest charge (being the unwinding of the discount rate on the fund's liabilities for the year) and an expected return on assets for the year, which are all charged or credited to the profit and loss account. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the year and those at the end of the year, any differences between the actual return and the expected return on the plan's assets and any experience gains or losses, are amortised through the profit and loss account over the average remaining service lives of the employees.

A minimum liability of L2 million (2004: L2 million), based on accrued obligations, has been recognised in other comprehensive income under US GAAP whereas under UK GAAP this balance is not recognised.

(l)  Foreign exchange

The Group carries a significant portion of its net assets in Euros. The foreign exchange adjustment reflects the retranslation of US GAAP adjustments which are Euro denominated and have been recognised in other comprehensive income under US GAAP.

(m)  Earnings per share

The Group's potentially dilutive share options were anti-dilutive for the year ended 31 March 2005 as the Group was loss making under US GAAP. In accordance with US GAAP, anti-dilutive options are not included in the calculation of weighted average shares used in computing the diluted loss per share. In the year ended 31 March 2004 dilutive shares have been included but the impact of including them in the calculation is not material and therefore basic and diluted earnings per share is the same.

(n)  Dividends payable

Under UK GAAP, cash dividends proposed after the year end are treated as an adjusting event where they relate to the previous financial period. Under US GAAP, cash dividends proposed after the end of a financial period are not reflected in that year's financial statements. The dividend proposed for the 31 March 2005 financial year end was proposed after 31 March 2005 and has therefore been reversed for US GAAP purposes.

CAPITAL REORGANISATION

On 14 March 2005 O2 plc was introduced as the new holding company of the mmO2 plc Group pursuant to a Scheme of Arrangement (the Scheme) under section 425 of the Companies Act 1985, whereby O2 plc issued shares in return for the existing shares in mmO2 plc. Details of the Scheme are provided in note 19.

Under UK GAAP the insertion of a new holding company constitutes a group reconstruction as defined by Financial Reporting Standard (FRS) 6 "Acquisition and mergers" and has been accounted for using merger accounting principles. Under US GAAP merger accounting is not permitted. The different method of accounting for the capital reorganisation under US GAAP results in different classifications of amounts within equity compared with UK GAAP, although total equity remains unchanged.

SUBSEQUENT EVENTS

On 31 October 2005, the Boards of Telefonica, S.A. ("Telefonica") and O2 jointly announced that they had agreed the terms of a recommended cash offer to be made on behalf of Telefonica for the entire issued and to be issued share capital of O2 (the "Telefonica Offer"). Shareholders were offered L2 or a Loan Note Alternative for every one O2 Share which they held in the Company. The Telefonica Offer was declared wholly unconditional on 23 January 2006 at which time Telefonica became the Company's ultimate holding company. As a consequence of the acquisition, in the period ended 31 January 2006, the Group has recognised exceptional costs totally L187 million which comprised additional depreciation and amortisation related to a review of the useful lives of certain of its tangible fixed assets and provisions against certain irrecoverable debts, and incurred costs as a consequence of the transaction of L 133 million.

GROUP CASH FLOW STATEMENTS

Under UK GAAP, the Group cash flow statement is presented in accordance with FRS 1 (Revised) "Cash flow statements". The statements prepared under FRS 1 (Revised) present substantially the same information as that required under SFAS No. 95 "Statement of Cash Flows". The main presentational differences are described below.

The US GAAP cash flow statement reports changes in cash and cash equivalents, which includes short-term highly liquid investments with original maturities of three months or less. Under UK GAAP the cash balance includes only cash at bank and other cash balances. Under US reporting three categories of cash flows are reported: operating activities (including tax and interest), investing activities (including capital expenditure and disposals) and financing activities. Under FRS 1 (Revised), there are four additional categories. Cash flows are presented for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, dividends paid and management of liquid resources and financing. Cash flows under FRS 1 (Revised) in respect of interest received, interest paid and taxation would be included within operating activities under SFAS No. 95.

The following statements summarise the combined cash flow statements as if they had been presented in accordance with US GAAP, and include the adjustments that reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

                                                                 2005      2004
                                                                  Lm        Lm
                                                                ------   -------
Net cash provided by operating activities                        1,697    1,316
Net cash used in investing activities                           (1,350)  (1,120)
Net cash used by financing activities                              (27)     (50)
                                                                ------   ------
NET INCREASE IN CASH AND CASH EQUIVALENTS                          320      146
Exchange movement on cash and cash equivalents                       8       16
Cash and cash equivalents under US GAAP at the
   beginning of the year                                           723      561
                                                                ------   ------
CASH AND CASH EQUIVALENTS UNDER US GAAP AT THE
   END OF THE YEAR                                               1,051      723
Short-term investments                                          (1,010)    (700)
                                                                ------   ------
CASH AT BANK AND IN HAND UNDER UK GAAP AT THE END OF THE YEAR       41       23
                                                                ======   ======

ADDITIONAL US GAAP DISCLOSURES

INVESTMENTS

Under UK GAAP, the Group accounts for joint venture and associate investments using the equity method of accounting. The profit and loss account includes the Group's share of the operating profit or loss, interest income or expense and attributable taxation of those companies. The balance sheet shows the Group's share of the assets and liabilities of those companies and attributed goodwill. Under US GAAP, these investments would be accounted for using the net equity method. The profit and loss account would include on one line an item with the Group's share of the loss of L3 million (2004: nil). There is no difference in the balance sheet classifications under US GAAP.

EXCEPTIONAL ITEMS

Under UK GAAP exceptional costs totalling L45 million have been recognised (2004: L75 million). Under US GAAP these would not be considered exceptional items and would be classified within net operating expenses.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United Kingdom and the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NO. 123 (REVISED 2004): SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognised over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore we will apply this standard for US GAAP purposes in our the fiscal year beginning January 1, 2006. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

SAB NO. 107: SHARED BASED PAYMENT

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NO. 151: INVENTORY COSTS - AN AMENDMENT OF ARB NO. 43, CHAPTER 4

On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NO. 153: EXCHANGES OF NON-MONETARY ASSETS - AN AMENDMENT OF APB OPINION NO. 29

On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for non-monetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NO. 154: ACCOUNTING CHANGES AND ERROR CORRECTIONS - A REPLACEMENT OF APB OPINION NO. 20 AND FASB STATEMENT NO. 3

On May, 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement is issued. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 155 ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140

On February 2006 the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 156 ACCOUNTING FOR SERVICING OF FINANCIAL ASSETS AN AMENDMENT OF FASB STATEMENT NO. 140

On March 2006 the FASB issued this Statement that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognised servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

On November 2, 2005, the FASB issued Financial Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which nullifies certain requirements of Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and supersedes EITF Abstracts Topic No. D-44, "Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value." The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

DETERMINING THE AMORTIZATION PERIOD FOR LEASEHOLD IMPROVEMENTS PURCHASED AFTER LEASE INCEPTION OR ACQUIRED IN A BUSINESS COMBINATION

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination," ("EITF 05-6"), and concluded on the appropriate amortisation periods for leasehold improvements either acquired in a business combination or which were not pre-existing and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

       CONSOLIDATED UNAUDITED INTERIM IFRS FINANCIAL STATEMENTS OF O2 PLC,
                             RECONCILED TO US GAAP,
              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2005

CONSOLIDATED INCOME STATEMENT
SIX MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

                                                                   SIX MONTHS   SIX MONTHS
                                                                    ENDED 30     ENDED 30
                                                                    SEPTEMBER    SEPTEMBER
                                                                      2005         2004
                                                            NOTE       Lm           Lm
                                                            ----   ----------   ----------
REVENUE                                                       2       3,615        3,227
Cost of sales                                                        (2,073)      (1,786)
                                                                     ------       ------
GROSS PROFIT                                                          1,542        1,441
Administrative expenses                                              (1,197)      (1,091)
                                                                     ------       ------
OPERATING PROFIT                                              2         345          350
Share of result of joint ventures and associates                         --           (4)
Financial income                                              3          44           26
Financial expense                                             3         (32)         (33)
                                                                     ------       ------
PROFIT BEFORE TAXATION                                                  357          339
Taxation                                                      4          (7)          (3)
                                                                     ------       ------
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY SHAREHOLDERS               350          336
                                                                     ======       ======
Basic earnings per share (pence)                              6         4.0          3.9
                                                                     ======       ======
Diluted earnings per share (pence)                            6         4.0          3.8
                                                                     ======       ======

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
SIX MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

                                                                   SIX MONTHS   SIX MONTHS
                                                                    ENDED 30     ENDED 30
                                                                    SEPTEMBER    SEPTEMBER
                                                                      2005         2004
                                                            NOTE       Lm           Lm
                                                            ----   ----------   ----------
Exchange differences on translation of foreign operations              (28)         125
Net investment hedges                                                   15          (54)
Deferred tax on amounts recognised in reserves                          39           --
                                                                       ---          ---
NET INCOME RECOGNISED DIRECTLY IN RESERVES                              26           71
Profit for the period attributable to equity shareholders              350          336
                                                                       ---          ---
TOTAL RECOGNISED INCOME RELATING TO THE PERIOD                8        376          407
                                                                       ===          ===

CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER (UNAUDITED)

                                                                       30          30       31
                                                                   SEPTEMBER   SEPTEMBER   MARCH
                                                                      2005        2004     2005
                                                            NOTE       Lm          Lm       Lm
                                                            ----   ---------   ---------  --------
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                                        4,038        3,645      3,843
Goodwill                                                             3,207        3,212      3,211
Other intangible assets                                              4,429        4,757      4,627
Derivative financial instruments                                        17           23         21
Investments in joint ventures and associates                            --            4          2
                                                                    ------       ------     ------
                                                                    11,691       11,641     11,704
                                                                    ------       ------     ------
CURRENT ASSETS
Inventory                                                              106          108         87
Trade and other receivables                                          1,085        1,119      1,029
Derivative financial instruments                                        28           25         28
Other financial assets                                                 348          350        317
Cash and cash equivalents                                            1,206          843      1,009
                                                                    ------       ------     ------
                                                                     2,773        2,445      2,470
                                                                    ------       ------     ------
CURRENT LIABILITIES
Borrowings                                                             (94)        (105)       (71)
Derivative financial instruments                                        --          (24)        --
Trade and other payables                                            (1,879)      (1,799)    (1,766)
Current tax liabilities                                                (15)         (12)        (7)
Provisions                                                              (5)         (17)        (9)
                                                                    ------       ------     ------
                                                                    (1,993)      (1,957)    (1,853)
                                                                    ------       ------     ------
NET CURRENT ASSETS                                                     780          488        617
                                                                    ------       ------     ------
TOTAL ASSETS LESS CURRENT LIABILITIES                               12,471       12,129     12,321
                                                                    ------       ------     ------
NON-CURRENT LIABILITIES
Borrowings                                                          (1,385)      (1,399)     (1,370)
Retirement benefit obligations                                        (125)        (105)       (126)
Trade and other payables                                               (45)         (37)        (45)
Deferred tax liabilities                                              (447)        (492)       (489)
Provisions                                                             (60)         (50)        (96)
                                                                    ------       ------      ------
                                                                    (2,062)      (2,083)     (2,126)
                                                                    ------       ------      ------
NET ASSETS                                                          10,409       10,046      10,195
                                                                    ======       ======      ======
EQUITY
Ordinary share capital                                        8          9            9           9
Share premium                                                 8        405            4         375
Other reserves                                                8      2,548       10,511       2,912
Retained earnings                                             8      7,447         (478)      6,899
                                                                    ------       ------      ------
TOTAL EQUITY                                                        10,409       10,046      10,195
                                                                    ======       ======      ======

CONSOLIDATED CASH FLOW STATEMENT
SIX MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

                                                       SIX MONTHS ENDED    SIX MONTHS ENDED
                                                      30 SEPTEMBER 2005   30 SEPTEMBER 2004
                                               NOTE           Lm                  Lm
                                               ----   -----------------   -----------------
OPERATING PROFIT                                              345                350
Depreciation and amortisation charges                         630                500
Loss on disposal of non-current assets                          2                 --
Increase in inventory                                         (19)               (23)
Increase in trade and other receivables                       (58)              (169)
Increase in trade and other payables                          114                154
Decrease in provisions                                        (41)               (28)
Income taxes paid                                              (2)                (4)
Other non-cash movements                                        7                  3
                                                            -----                ---
Net cash from operating activities                            978                783
Net cash used in investing activities                        (650)              (616)
Net cash (used in)/from financing activities                 (132)                 1
                                                            -----                ---
Net increase in cash and cash equivalents                     196                168
Cash and cash equivalents at start of period                1,009                668
Exchange gains on cash and cash equivalents                     1                  7
                                                            -----                ---
CASH AND CASH EQUIVALENTS AT END OF PERIOD                  1,206                843
                                                            =====                ===

CONSOLIDATED NET DEBT
AS AT 30 SEPTEMBER (UNAUDITED)

                                                      30 SEPTEMBER 2005   30 SEPTEMBER 2004    31 MARCH 2005
                                               NOTE            Lm                  Lm               Lm
                                               ----   -----------------   -----------------    -------------
Cash and cash equivalents                        7          1,206                 843               1,009
Other financial assets                           7            348                 350                 317
                                                           ------              ------              ------
                                                            1,554               1,193               1,326
Euro medium-term notes (net of issue costs)      7         (1,070)             (1,080)             (1,078)
Non-current derivative financial instruments     7             17                  23                  21
Obligations under finance leases and hire
   purchase contracts                            7           (329)               (333)               (308)
Other loans and borrowings                       7            (31)                (40)                (40)
                                                           ------              ------               ------
NET CASH/(DEBT)                                               141                (237)                (79)
                                                           ======              ======               ======

1.   BASIS OF PREPARATION

INTERIM STATEMENT

These financial statements are the unaudited interim financial statements (the "interim statement") of the O2 plc Group ("the Group") and do not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The interim statement for the six months ended 30 September 2005 was approved by the Directors on 13 November 2005.

The Group is required, under European Union Regulation No. 1606/2002, to adopt International Financial Reporting Standards ("IFRS") as its primary basis of accounting for periods commencing on or after 1 January 2005 in place of UK Generally Accepted Accounting Principles ("UK GAAP"). O2 plc and its subsidiaries have changed their accounting reference date from 31 March to 31 January and accordingly the Group's first set of IFRS financial statements will be for the ten month period ended 31 January 2006. Up to and including 31
March 2005, the Group has prepared and presented its financial statements in accordance with UK GAAP.

Accordingly, this interim statement has been prepared on the basis of and in accordance with the accounting policies described below. The Group will adopt "IFRS as adopted by the European Commission for use in the European Union" ("EU GAAP") for the first time in its financial statements for the ten month period ended 31 January 2006, which will include comparative financial statements for the year ended 31 March 2005. IFRS 1 "First-time Adoption of International Financial Reporting Standards" requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS financial statements.

The comparative figures included in this interim statement in respect of the six months ended 30 September 2004 have been restated to reflect the adoption of IFRS.

The interim statement has been prepared in accordance with those IFRS
Standards and IFRIC Interpretations issued and effective at the time of preparing this interim statement and has been prepared in accordance with IAS 34 "Interim Financial Reporting" and the accounting policies described below. The amendment to IAS 19 "Employee Benefits - Actuarial Gains and
Losses, Group Plans and Disclosures", which the Group has elected to apply, has now been endorsed by the EU. In addition, the EU has adopted an amended version of IAS 39 "Financial Instruments: Recognition and Measurement" which excludes certain requirements arising on the fair value option for financial liabilities and certain aspects of hedge accounting. The sections excluded from the EU endorsed version of IAS 39 are not relevant to the Group.

CAPITAL REORGANISATION

O2 plc was incorporated on 10 December 2004 as part of the Group's capital reorganisation undertaken during the year ended 31 March 2005. The purpose of the capital reorganisation was to create distributable reserves in O2 plc to allow the implementation of the Group's distribution policy. On 14 March 2005 O2 plc was introduced as the new holding company of the O2 Group pursuant to a Scheme of Arrangement (the Scheme) under section 425 of the Companies Act 1985, whereby O2 plc issued shares in return for the existing shares in mmO2 plc. Subsequently, O2 plc effected a reduction in its share capital to create distributable reserves. Subsequently, O2 plc also de-listed from the NYSE and deregistered from the SEC.

PRESENTATION OF INTERIM STATEMENT

Items of income or expense which require separate disclosure, owing to their size or incidence, are disclosed as "exceptional items" on the face of the income statement, as the Group believes such presentation is relevant to an understanding of financial performance.

The Group defines "net debt" as its cash and cash equivalents and other financial assets and current and non-current borrowings together with the fair value of related derivatives, excluding liabilities relating to accrued interest on borrowings.

ACCOUNTING POLICIES

IFRS 1 TRANSITION EXEMPTIONS

IFRS 1 "First time adoption of International Financial Reporting Standards" prescribes how the Group should apply IFRS for the first time in preparing its consolidated financial statements. In general, the accounting policies expected to be adopted by the Group at 31 January 2006 should be applied retrospectively in preparing the transition balance sheet at 1 April 2004 and in all subsequent periods.

IFRS 1 contains certain exemptions from the requirement to fully adopt IFRS in the opening balance sheet. The Group has applied the relevant exemptions as follows:

IFRS 3 - BUSINESS            The Group has elected not to apply IFRS 3
COMBINATIONS                 retrospectively to business combinations occurring
                             prior to the transition to IFRS on 1 April 2004.
                             Accordingly the carrying value of the Group's
                             goodwill under IFRS is L3,189 million, being the UK
                             GAAP carrying value at 1 April 2004.

IAS 16 - FAIR VALUE OR       The Group has elected to continue to recognise all
REVALUATION AS DEEMED COST   property, plant and equipment ("PPE") at its
                             historic UK GAAP carrying value and not to measure
                             any item of PPE at fair value at 1 April 2004.

IAS 19 - EMPLOYEE BENEFITS   The Group has elected to recognise all cumulative
                             actuarial gains and losses as at 1 April 2004 on
                             the consolidated balance sheet.

IAS 21 - CUMULATIVE          The Group will retain all existing translation
TRANSLATION DIFFERENCES      differences arising on its foreign operations in
                             reserves rather than utilise the exemption to set
                             these translation differences to zero on transition
                             to IFRS.

IAS 32 AND IAS 39 -          The Group has applied IAS 39 from transition on 1
FINANCIAL INSTRUMENTS        April 2004 and has not taken advantage of the
                             exemption to apply IAS 39 from 1 April 2005.

IFRS 2 - SHARE-BASED         The Group has elected not to apply IFRS 2 to
PAYMENT TRANSACTIONS         share-based payments granted prior to 7 November
                             2002. The Group has not accounted for share-based
                             payments granted prior to that date.

TRANSITION DATE

The Group's transition date, being the beginning of the earliest period for which full comparative information is presented in accordance with IFRS, is 1 April 2004 in accordance with IFRS 1.

SELECTED ACCOUNTING POLICIES

The accounting policies of the Group under IFRS, which differ to those applied under UK GAAP and are applied in the preparation of the consolidated IFRS interim statement, are set out below. The IFRS accounting policies have been applied consistently to all periods presented and in preparing an opening IFRS balance sheet at 1 April 2004 for the purposes of the transition to IFRS.

The consolidated IFRS interim statement has been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through the income statement.

GOODWILL

Goodwill, arising from the purchase of subsidiary undertakings, represents the excess of the cost of acquisition over the fair value of the Group's share of the net identifiable assets and liabilities acquired at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

OTHER INTANGIBLE ASSETS

Software

Non-current assets which incorporate both tangible and intangible elements are assessed to determine whether they should be classed as an intangible fixed asset or as property, plant and equipment. The treatment is determined by an assessment of which element is more significant.

EMPLOYEE BENEFITS

Pension obligations

The Group operates both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that sets the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions on behalf of employees and under which there is no legal or constructive obligation to pay further contributions for employees' service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

In accordance with IAS 19 "Employee benefits", on transition to IFRS the Group has elected to recognise the full assets and liabilities of its defined benefit pension schemes on the consolidated balance sheet. Thereafter, the Group has elected to recognise actuarial gains and losses in full in the statement of recognised income and expense in the period in which they arise.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based payments

The Group has accounted for share awards and share options granted since 7 November 2002 using fair values. The fair values have been calculated using a Black-Scholes valuation adjusted for the expected effect of performance conditions.

The Group recognises an expense for share based payments based on the fair value of the service rendered by the employee in return for the share awards or share options. The fair value is calculated at the grant date and excludes the impact of non-market conditions. Instead, the expense is adjusted for the effect of non-market conditions at each reporting date through the number of share awards or share options expected to be exercisable. The effect of market conditions is included in the fair value at the date of grant and is recognised as an expense irrespective of whether the market condition is satisfied.

DEFERRED TAXATION

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

     (1) hedges of the fair value of recognised assets or liabilities (fair value hedge);

     (2)  hedges of highly probable forecast transactions (cash flow hedges); or

     (3)  hedges of net investments in foreign operations.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments in foreign operations

Any gain or loss on the hedging instrument, which is used to hedge a net investment in a foreign operation, relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. The ineffective portion relates to the forward points (comprising the interest rate differential between the currencies) excluded from the effectiveness testing which is completed on a spot to spot basis.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives which are not designated as hedges

Derivative financial instrument which are used as economic hedges of foreign exchange exposures on recognised monetary assets or liabilities are not designated as hedges. In these circumstances, hedge accounting is not applied and gains or losses arising on the hedging instruments are recognised in the income statement and offset the movement in value of the monetary asset or liability.

2.   SEGMENTAL ANALYSIS

The Group operates two business segments:

1.   the supply of mobile telecommunications services and products; and

2. other businesses, comprising O2 Airwave, a terrestrial trunked radio business, and Manx Telecom, the fixed and mobile telecommunications business in the Isle of Man.

The Group's business segments are managed on a country-by-country basis. Mobile telecommunication services and products are provided by the Group's subsidiaries in the UK, Germany and Ireland. The other businesses operate in the UK and the Isle of Man.

DEFINITIONS

Revenue is recorded according to the country in which the customer is located. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly interest bearing loans, borrowings, corporate assets and expenses. Inter-segment pricing is determined on an arm's length basis.

SEGMENT REPORTING

                  SIX MONTHS ENDED 30 SEPTEMBER 2005
               ---------------------------------------
                     MOBILE            OTHER
               TELECOMMUNICATIONS   BUSINESSES   TOTAL
                       Lm               Lm         Lm
               ------------------   ----------   -----
UK                    2,097             131      2,228
GERMANY               1,079              --      1,079
IRELAND                 323              --        323
ELIMINATIONS            (15)             --        (15)
                      -----             ---      -----
REVENUE               3,484             131      3,615
                      =====             ===      =====

                  SIX MONTHS ENDED 30 SEPTEMBER 2004
               ---------------------------------------
                       Lm               Lm         Lm
               ------------------   ----------   -----
UK                    1,979             101      2,080
Germany                 877               -        877
Ireland                 280               -        280
Eliminations            (10)              -        (10)
                      -----             ---      -----
Revenue               3,126             101      3,227
                      =====             ===      =====

                                   SIX MONTHS ENDED 30 SEPTEMBER 2005
                          ---------------------------------------------------
                                MOBILE            OTHER      CENTRAL
                          TELECOMMUNICATIONS   BUSINESSES   RESOURCES   TOTAL
                                  Lm               Lm           Lm        Lm
                          ------------------   ----------   ---------   -----
UK                                287               17         (42)      262
GERMANY                            (3)              --          --        (3)
IRELAND                            86               --          --        86
                                  ---              ---         ---       ---
OPERATING PROFIT/(LOSS)           370               17         (42)      345
                                  ===              ===         ===       ===

                                   SIX MONTHS ENDED 30 SEPTEMBER 2004
                          ---------------------------------------------------
                                  Lm               Lm           Lm        Lm
                          ------------------   ----------   ---------   -----
UK                                341               10         (40)      311
Germany                           (35)              --          --       (35)
Ireland                            74               --          --        74
                                  ---              ---         ---       ---
Operating profit/(loss)           380               10         (40)      350
                                  ===              ===         ===       ===

3.   NET FINANCIAL INCOME/(EXPENSE)

                                                 SIX MONTHS     SIX MONTHS
                                                    ENDED         ENDED
                                                30 SEPTEMBER   30 SEPTEMBER
                                                    2005           2004
                                                     Lm             Lm
                                                ------------   ------------
Financial income
   Interest income on cash, cash equivalents
      and other financial assets                      26            14
   Forward foreign exchange contracts                 18             8
   Other financial income                             --             4
                                                     ---           ---
TOTAL FINANCIAL INCOME                                44            26
                                                     ---           ---
Financial expense
   Interest payable on euro medium-term notes        (37)          (37)
   Gains on fair value hedges                          8             9
   Other financial costs                              (3)           (5)
                                                     ---           ---
TOTAL FINANCIAL EXPENSE                              (32)          (33)
                                                     ---           ---
NET FINANCIAL INCOME/(EXPENSE)                        12            (7)
                                                     ===           ===

4.   TAXATION

                                 SIX MONTHS     SIX MONTHS
                                    ENDED         ENDED
                                30 SEPTEMBER   30 SEPTEMBER
                                    2005           2004
                                     Lm             Lm
                                ------------   ------------
United Kingdom - deferred tax        --             (5)
Overseas       - current tax         10              7
               - deferred tax        (3)             1
                                    ---            ---
TAXATION                              7              3
                                    ===            ===

5.   DIVIDENDS

                                                      PENCE PER
                                                        SHARE      Lm
                                                      ---------   ---
Final paid - year ended 31 March 2005                    2.25     197
                                                         ----     ---
Interim proposed - ten months ended 31 January 2006      1.54     135
                                                         ====     ===

The final dividend for the year ended 31 March 2005 of 2.25 pence per share was paid on 26 August 2005 to shareholders on the register at the close of business on 5 August 2005.

The interim dividend for the ten months ended 31 January 2006 of 1.54 pence per share has not been recognised in the interim statement, and was paid on 2 December 2005 to shareholders on the register at the close of business on 11 November 2005.

6.   EARNINGS PER SHARE

Earnings per share has been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during that period, as follows:

                                                                      SIX MONTHS     SIX MONTHS
                                                                         ENDED          ENDED
                                                                     30 SEPTEMBER   30 SEPTEMBER
                                                                         2005           2004
                                                                     ------------   ------------
Profit for the period attributable to equity shareholders (Lm)             350            336
                                                                         =====          =====
Basic weighted average share capital (number of shares, million)         8,723          8,672
Dilutive potential ordinary shares (number of shares, million)             104             83
                                                                         -----          -----
Diluted weighted average share capital (number of shares, million)       8,827          8,755
                                                                         =====          =====
BASIC EARNINGS PER SHARE (PENCE)                                           4.0            3.9
                                                                         =====          =====
DILUTED EARNINGS PER SHARE (PENCE)                                         4.0            3.8
                                                                         =====          =====

In accordance with the basis of preparation described in note 1, earnings per share have been calculated as if O2 plc had in issue the share capital of mmO2 plc prior to 14 March 2005.

7.   ANALYSIS OF NET DEBT

                                                                  AT              OTHER       AT 30
                                                               1 APRIL   CASH    NON-CASH   SEPTEMBER
                                                                 2005    FLOW   MOVEMENTS      2005
                                                               -------   ----   ---------   ---------
                                                                  Lm      Lm        Lm          Lm
Cash and cash equivalents                                       1,009     196        1        1,206
Other financial assets                                            317      --       31          348
                                                               ------     ---      ---       ------
                                                                1,326     196       32        1,554
Euro medium-term notes (net of issue costs)                    (1,078)     --        8       (1,070)
Non-current derivative financial instruments                       21      --       (4)          17
Obligations under finance leases and hire purchase contracts     (308)      6      (27)        (329)
Other loans and borrowings                                        (40)      9       --          (31)
                                                               ------     ---      ---       ------
                                                                  (79)    211        9          141
                                                               ======     ===      ===       ======

8.   CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY

                                                         ORDINARY
                                                           SHARE        SHARE       OTHER     RETAINED     TOTAL
                                                         CAPITAL       PREMIUM    RESERVES    EARNINGS    EQUITY
                                                         --------    ----------   --------   ----------   ------
                                                            Lm           Lm          Lm          Lm         Lm
At 1 April 2004 as previously reported under UK GAAP           9          3        11,074        (992)    10,094
Adjustments arising on the adoption of IFRS                   --         --            (2)       (456)      (458)
                                                          ------        ---        ------       -----     ------
AT 1 APRIL 2004 AS RESTATED FOR THE ADOPTION OF IFRS           9          3        11,072      (1,448)     9,636
Total recognised income relating to the period                --         --            --         407        407
Transfer from profit and loss account                         --         --          (561)        561         --
Transactions related to share schemes                         --          1            --           2          3
                                                          ------        ---        ------       -----     ------
AT 30 SEPTEMBER 2004                                           9          4        10,511        (478)    10,046
Total recognised income relating to the period                --         --            --         135        135
Transfer from profit and loss account                         --         --          (538)        538         --
Transactions related to share schemes                         --         23            --           5         28
Issue of shares in exchange for shares in mmO2 plc(1)      6,714        (26)       (7,062)        (15)      (389)

----------
(1)  Transaction arising during the capital reorganisation described in note 1.


Placing of O2 plc shares on 17 March 2005(1)                  --        374            --          --        374
Court approved capital reduction(1)                       (6,714)        --            --       6,714         --
Transfers from cash flow hedge reserve                        --         --             1          --          1
                                                          ------        ---        ------       -----     ------
AT 31 MARCH 2005                                               9        375         2,912       6,899     10,195
Total recognised income relating to the period                --         --            --         376        376
Dividends                                                     --         --            --        (197)      (197)
Transfer from profit and loss account                         --         --          (364)        364         --
Transactions related to share schemes                         --         30            --           5         35
                                                          ------        ---        ------       -----     ------
AT 30 SEPTEMBER 2005                                           9        405         2,548       7,447     10,409
                                                          ======        ===        ======       =====     ======

(1)  Transaction arising during the capital reorganisation described in note 1.

9.   RECONCILIATION FROM IFRS TO US GAAP AND SUPPLEMENTARY INFORMATION

IFRS is different in certain material respects from United States Generally Accepted Accounting Principles ("US GAAP"). The following notes, disclosures and tables set out these key differences.

NET PROFIT AND TOTAL EQUITY RECONCILIATION

The following tables summarise the significant adjustments between net profit and total equity from that reported under IFRS to that which would have been reported had US GAAP been applied.

                                                                                SIX MONTHS     SIX MONTHS
                                                                                   ENDED          ENDED
                                                                               30 SEPTEMBER   30 SEPTEMBER
                              NET PROFIT                                NOTE      2005 Lm        2004 Lm
                              ----------                                ----   ------------   ------------
NET PROFIT UNDER IFRS                                                               350            336
Adjustment for:
Capitalisation of interest, net of related depreciation                  (a)        (80)           (49)
Amortisation of UMTS licences and other intangible assets                (b)       (186)          (103)
Employee stock compensation                                              (c)        (40)           (13)
Restructuring costs                                                      (e)        (25)            (2)
Fair value of derivative financial instruments                           (f)         (8)           (14)
Asset retirement obligations                                             (g)         (4)            (1)
Pension obligations                                                      (h)         (3)            --
Deferred tax on US GAAP adjustments                                      (i)       (217)           (82)
                                                                         ---       ----           ----
NET PROFIT AS ADJUSTED FOR US GAAP                                                 (213)            72
                                                                         ---       ----           ----
Basic and diluted earnings per share, as adjusted for US GAAP (pence)    (k)       (2.4)           0.8
                                                                         ===       ====           ====

                                                                   30 SEPTEMBER   30 SEPTEMBER
                       TOTAL EQUITY                         NOTE      2005 Lm        2004 Lm
                       ------------                         ----   ------------   ------------
TOTAL EQUITY UNDER IFRS AS RESTATED                                   10,409         10,046
Adjustment for:
Capitalisation of interest, net of related depreciation      (a)         623            755
Goodwill impairment                                          (b)         435            435
Licence impairment                                           (b)       5,899          5,899
Amortisation of UMTS licences and other intangible assets    (b)        (251)           130
Other employee compensation expense                          (d)         (11)           (11)
Restructuring costs                                          (e)          24             17
Fair value of derivative financial instruments               (f)          17             22
Asset retirement obligations                                 (g)         (16)           (10)
Pension obligations                                          (h)          53             44
Deferred tax                                                 (i)         358            358
Deferred tax on US GAAP adjustments                          (i)        (608)          (393)
Foreign exchange                                             (j)         (65)           (62)
                                                            ---       ------         ------
TOTAL EQUITY AS ADJUSTED FOR US GAAP                                  16,867         17,230
                                                            ===       ======         ======

DESCRIPTION OF DIFFERENCES BETWEEN IFRS AND US GAAP

The main differences between IFRS and US GAAP which are relevant to the Group's interim financial statements are described below.

(A) CAPITALISATION OF INTEREST

Under IFRS, the Group does not capitalise interest in its financial statements. To comply with US GAAP, the estimated amount of incremental interest incurred whilst constructing major capital projects is included in fixed assets and depreciated over the lives of the related assets. This includes capitalisation of interest incurred on funding UMTS licences for the period up to the market launch of the related services. Under US GAAP, at 30 September 2005 gross capitalised interest of L1,386 million (2004: L1,354 million) was subject to depreciation over periods of five to 20 years. For the six months ended 30 September 2005, L1 million of interest was capitalised and depreciation totalling L81 million was charged. For the six months ended 30 September 2004, L30 million of interest was capitalised and depreciation totalling L79 million was charged.

(B) GOODWILL AND OTHER INTANGIBLE AND TANGIBLE ASSETS

Prior to the adoption of IFRS, goodwill arising on acquisitions before 1998 accounted for under the purchase method was eliminated against equity. Goodwill arising on acquisitions between 1998 and 31 March 2004 was capitalised and amortised over its useful life. Under IFRS, from 1 April 2004, goodwill arising on acquisitions not is not amortised and instead is allocated to cash generating units and assessed for impairment at least annually. The goodwill is reflected in net income in the period of disposal of the business to which it relates, as part of the calculation of the gain or loss on divestment, to the extent it has not already been recognised in the income statement.

Under US GAAP, such goodwill has always been held as an intangible asset in the balance sheet and until 31 March 2002 was amortised over its useful life with only the unamortised portion being included in any gain or loss on divestment. From 1 April 2002, in accordance with Statement of Financial Accounting Standard
(SFAS) No. 142 "Goodwill and Other Intangible Assets", such intangible fixed assets are no longer amortised on an annual basis and are reviewed for impairment annually, or sooner should a triggering event occur.

Those intangible and tangible fixed assets with definite useful lives continue to be amortised over their useful life, with impairment reviews being carried out when triggering events occur. Such definite lived intangible assets are tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In considering whether a triggering event has occurred under SFAS No. 142 and SFAS No. 144, the Group looks for the existence of facts and circumstances, either internal or external, which indicate that the carrying value of the asset may not be recovered.

Certain intangible fixed assets recognised under the US GAAP purchase accounting rules are subsumed within goodwill under IFRS. Under US GAAP, these separately identified intangible assets are valued and amortised over their useful lives. These include customer bases and internally developed software.

Under US GAAP the carrying value of UMTS licences in O2 Germany and O2 UK is significantly higher than under IFRS (and the predecessor accounting rules under UK GAAP) owing to the impairment of these assets recognised in the year ended 31 March 2003 under UK GAAP being significantly lower under US GAAP. The amortisation of O2 Germany's UMTS licence commenced during the period ended 30 September 2004 and O2 UK commenced during the second half of the year ended 31 March 2005. Accordingly the amortisation charge for UMTS licences for the six months ended 30 September 2004 and 2005 is higher under US GAAP.

SIX MONTHS ENDED 30 SEPTEMBER 2005 AND 30 SEPTEMBER 2004

In the years ended 31 March 2005 and 2004, the Group has not identified any triggering events which would indicate that an impairment review should be undertaken in respect of definite-lived tangible and intangible fixed assets. In accordance with SFAS No. 142 the Group's indefinite-lived goodwill was tested for impairment at 31 March 2005 and 2004. These impairment reviews indicated that no impairment of goodwill had arisen. Additional consideration has been given to whether any additional factors have arisen during the periods ended 30 September 2005 and 30 September 2004 which may change this conclusion and none have been identified.

The changes in the carrying amount of goodwill for the segments and in total for the periods ended 30 September 2005 and 30 September 2004 are as follows:

                                               MOBILE TELECOMMUNICATIONS
                                               -------------------------
                                         UK        Germany   Ireland       TOTAL
                                       -----       -------   -------       -----
                                         Lm           Lm       Lm            Lm
At 1 April 2004                        2,411         707       531         3,649
Foreign exchange and other movements      --          20        15            35
                                       -----         ---       ---         -----
AT 30 SEPTEMBER 2004                   2,411         727       546         3,684
                                       =====         ===       ===         =====
At 1 April 2005                        2,411         726       546         3,683
Foreign exchange and other movements      --          (4)       (4)           (8)
                                       -----         ---       ---         -----
AT 30 SEPTEMBER 2005                   2,411         722       542         3,675
                                       =====         ===       ===         =====

                                AT 30 SEPTEMBER 2005                At 30 September 2004
                         ----------------------------------  ----------------------------------
                         Gross book   Accumulated  Net book  Gross book   Accumulated  Net book
                            value    amortisation    value      value    amortisation    value
                         ----------  ------------  --------  ----------  ------------  --------
                             Lm           Lm          Lm         Lm           Lm          Lm
Licences                   10,297         (835)      9,462     10,301        (203)      10,098
Other intangible assets       498         (374)        124        512        (353)         159
                           ------       ------       -----     ------        ----       ------
                           10,795       (1,209)      9,586     10,813        (555)      10,247
                           ======       ======       =====     ======        ====       ======

Under US GAAP the Group recorded impairment charges of L409 million and L1,475 million for the year ended 31 March 2003 to reduce the carrying value of the goodwill that arose on the acquisitions of O2 UK and O2 Ireland respectively. Under UK GAAP the Group recorded an impairment charge of L8,300 million against the intangible assets of O2 UK, O2 Germany and O2 Ireland, of which L2,401 million related to the impairment of goodwill and L5,899 million related to the impairment of long-lived assets. The difference between the impairment charges under UK and US GAAP is a result of the requirement under US GAAP to initially test the carrying value of long-lived assets using undiscounted cash flows and the difference in methodology used in calculating the impairment of goodwill.

(C) EMPLOYEE STOCK COMPENSATION

Under IFRS, the Group has accounted for share awards and share options granted since 7 November 2002 using fair values. The fair values have been calculated using an adjusted Black-Scholes valuation model taking into account the expected effect of performance conditions. The Group recognises an expense for share based payments based on the fair value of the service rendered by the employee in return for the share awards or share options. The fair value is calculated at the grant date and excludes the impact of non-market conditions. Instead, the expense is adjusted for the effect of non-market conditions at each reporting date through the number of share awards or share options expected to be exercisable. The effect of market conditions is included in the fair value at the date of grant and is recognised as an expense irrespective of whether the market condition is satisfied.

Under US GAAP, the Group accounts for share options and share awards in accordance with the requirements of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". APB No. 25 requires the use of an intrinsic value method which differs to the IFRS accounting treatment based on whether the options and share awards are considered fixed or variable. Under APB No. 25 the cost of compensation for fixed awards (being awards under which both the exercise price and the number of shares is fixed) is determined at the date the award becomes fixed, based on the difference between the fair value of the shares under award and the exercise price. The compensation cost is expensed over the vesting period. Until the plan is fixed (including performance conditions are met), it is considered a variable plan and compensation cost is measured as the difference between the market price at the period end and the exercise price based on the number of awards expected to vest.

SAYE schemes under IFRS are accounted for using fair values determined at the grant date. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15 per cent. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the measurement date and is recognised over the vesting period of the options. The Group has applied the guidance in FASB Emerging Issues Task Force ("EITF") 00-23 such that an offer to enter into a new Sharesave Plan at a lower price than a previous award requires variable accounting to commence for all existing higher priced awards when the offer is made. Variable accounting continues until the awards are exercised, are forfeited or expire unexercised.

Additionally, under US GAAP, provision for employee payroll taxes on employee stock compensation is recognised on the exercise date. Under IFRS, provision is made for payroll taxes on shares that are expected to be exercised and spread over the service period.

(D) OTHER EMPLOYEE COMPENSATION EXPENSE

Under IFRS, certain amounts paid to former owners of purchased companies who are also employees are included as part of the acquisition cost of these companies. Under US GAAP, where payment of those amounts is based on achievement of certain performance goals, they qualify as employee compensation expense and are recognised in the financial statements when the performance goals are met.

(E) RESTRUCTURING COSTS

Under US GAAP, site closure costs can only be recognised for the period after cessation of operations at that site. Employee termination benefits paid to employees that are required to render service beyond their minimum retention period are spread over their remaining service period. Employee termination benefits can also only be recognised if the terms of the benefit arrangement are known in sufficient detail to enable employees to determine the type and amounts of benefits that they will receive. Under IFRS the provision may be recognised at the time of managements' commitment, communication and reasonable estimate of the associated cost. Accordingly, adjustments have been made to eliminate the IFRS provisions for restructuring that do not meet the US GAAP criteria.

At 31 March 2005 and 31 March 2004 the Group recognised reorganisation and restructuring charges related to employee termination benefits and real estate closures.

For the year ended 31 March 2005, this related to the redeployment of resources within O2 UK into customer facing areas and away from non-customer facing areas. The charge comprised redundancy and property costs. At 30 September 2005, the remaining difference between the IFRS and US GAAP charges was L24 million.

For the year ended 31 March 2004 the restructuring involved the transfer of O2 Online, Products O2 and certain other central functions to the operating businesses in the UK, Germany and Ireland, and included provisions relating to redundancies and the termination of property leases. At 30 September 2004, the remaining difference between the IFRS and US GAAP charges was L17 million.

(F) DERIVATIVE FINANCIAL INSTRUMENTS

Under IFRS certain derivative financial instruments qualify for hedge accounting, but do not qualify for hedge accounting under US GAAP. As a result, the movement in the fair value of these instruments is recognised in the profit and loss account.

(G) ASSET RETIREMENT OBLIGATIONS

SFAS No. 143, "Accounting for Asset Retirement Obligations" requires the Group to record the fair value of a liability for an asset retirement obligation ("ARO") in the period in which it is incurred and capitalise the amount as part of the book value of the long-lived asset. Over time the liability is accreted to its present value and the capitalised cost is depreciated over the useful life of the related asset.

The Group has certain legal obligations related to network infrastructure, principally mast sites, which fall within the scope of SFAS No. 143. These legal obligations may include obligations to restore the leased site to its original condition at the termination of the lease. Under IFRS the Group follows the requirements of IAS 37 "Provisions, contingent liabilities and contingent assets" and a provision is made for the present value of the cost of restoration of mast sites at the date of acquisition of the site. Under US GAAP an expected cash flow approach to the measurement of the fair value of the ARO is used, which considers the costs a third party would incur in performing the tasks necessary for it to retire the asset. The different methods used in calculating the ARO under US GAAP and IFRS result in an additional charge of L4 million for the six months ended 30 September 2005 (2004: L1 million).

(H) PENSION LIABILITY

Under IFRS, pension assets, defined benefit pension liabilities and pension expense are determined using the projected unit credit method in a similar manner to US GAAP. However, under IFRS all actuarial gains and losses which arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognised immediately in the statement of recognised income and expense.

Under US GAAP, unrecognised actuarial gains and losses in excess of a corridor are recognised in the income statement over the average remaining service life of the employees. The corridor is the greater of 10% of scheme assets and scheme projected benefits obligation. Also, under US GAAP an additional minimum liability is recorded when the accumulated benefit obligation exceeds the fair value of the plan assets by an amount greater than the liability recognised in the balance sheet. In addition, there is a transition asset or obligation recognised upon the adoption of FAS 87 'Employers' Accounting for Pensions', which is then released to the income statement over the average remaining service lives of the employees.

As the entire defined benefit pension liability is recognised on the balance sheet under IFRS, whereas only a portion is recognised under US GAAP, the liability under IFRS is greater. The pension liability under IFRS at 30 September 2005 is L125 million (2004: L105 million) whereas under US GAAP it is L72 million (2004: L61 million).

The US GAAP pension charge is higher than that under IFRS as under US GAAP the charge must include the amortisation of actuarial gains and losses in excess of the corridor, whereas under IFRS these are recognised in the SORIE as they arise. The US GAAP defined benefit charge for the 6 months ended 30 September 2005 is L3 million higher than IFRS (2004: no difference).

(I) DEFERRED TAX

IFRS and US GAAP both provide for deferred taxation on a full provision basis. However, there are certain different GAAP bases on which this calculation is made such as the recognition of deferred taxation on the share based payment charge using the intrinsic value under US GAAP versus fair value under IFRS.

In addition, IAS 12 "Income taxes" requires a deferred tax liability in respect of rolled over gains to be recognised, irrespective of whether there is an expectation that the gain will crystallise. Accordingly, the Group has recognised a deferred tax liability of L358 million under IFRS relating to a gain arising prior to the Group's demerger from BT. The gain arose on BT's disposal of a non-mobile UK business which was rolled over into the goodwill purchased on the acquisition of O2 Germany. On the subsequent disposal of this goodwill for tax purposes, the deferred tax liability will reverse and be recognised as a credit in the profit and loss account of the Group in the period in which it reverses. A deferred tax liability for the rolled over gain is not required to be recognised under US GAAP for this as FAS 109 prohibits the recognition of a deferred tax liability relating to goodwill for which amortisation is not deductible for tax purposes. IFRS also prohibits the recognition of such a deferred tax liability upon initial recognition of goodwill, however the deferred tax impact of subsequent basis differences in goodwill are required to be recognised.

As at 30 September 2005, the adjustment of L608 million (2004: L393 million) reconciling shareholders' funds under IFRS to those under US GAAP principally relates to the tax effect of US GAAP adjustments.

(J) FOREIGN EXCHANGE

The Group carries a significant portion of its net assets in Euros. The foreign exchange adjustment reflects the retranslation of US GAAP adjustments which are Euro denominated and have been recognised in other comprehensive income under US GAAP.

(K) EARNINGS PER SHARE

In the six months ended 30 September 2004 and 30 September 2005 dilutive shares have been included but the impact of including them in the calculation is not material and therefore basic and diluted earnings per share is the same.

SUBSEQUENT EVENTS

On 31 October 2005, the Boards of Telefonica, S.A. ("Telefonica") and O2 jointly announced that they had agreed the terms of a recommended cash offer to be made on behalf of Telefonica for the entire issued and to be issued share capital of O2 (the "Telefonica Offer"). Shareholders were offered L2 or a Loan Note Alternative for every one O2 Share which they held in the Company. The Telefonica Offer was declared wholly unconditional on 23 January 2006 at which time Telefonica became the Company's ultimate holding company. As a consequence of the acquisition, in the ten month period ended 31 January 2006, the Group has recognised exceptional costs totally L187 million which comprised additional depreciation and amortisation related to a review of the useful lives of certain of its tangible fixed assets and provisions against certain irrecoverable debts, and incurred costs as a consequence of the transaction of L133 million.

A full actuarial valuation of the defined benefit sections of the O2 Pension Plan was undertaken at 30 September 2005 by a professionally qualified independent actuary which indicated that as at 30 September 2005 the assets of the O2 PP had a market value of L407 million and were sufficient to cover 83 per cent of the benefits accrued to members at that date on the ongoing funding measure. In December 2005 a one off cash contribution of L81 million was paid into the O2 PP to fund the deficit.

GROUP CASH FLOW STATEMENTS

The cash flow statement prepared in accordance with IFRS is the same as if it had been prepared under US GAAP.

ADDITIONAL US GAAP DISCLOSURES

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with IFRS and the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NO. 123 (REVISED 2004): SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognised over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore we will apply this standard for US GAAP purposes in our the fiscal year beginning February 1, 2006. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

SAB NO. 107: SHARED BASED PAYMENT

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NO. 151: INVENTORY COSTS - AN AMENDMENT OF ARB NO. 43, CHAPTER 4

On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NO. 153: EXCHANGES OF NON-MONETARY ASSETS - AN AMENDMENT OF APB OPINION NO. 29

On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for Nonmonetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset. SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NO. 154: ACCOUNTING CHANGES AND ERROR CORRECTIONS - A REPLACEMENT OF APB OPINION NO. 20 AND FASB STATEMENT NO. 3

On May, 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement is issued. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 155 ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140

On February 2006 the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 156 ACCOUNTING FOR SERVICING OF FINANCIAL ASSETS AN AMENDMENT OF FASB STATEMENT NO. 140

On March 2006 the FASB issued this Statement that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

On November 2, 2005, the FASB issued Financial Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which nullifies certain requirements of Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and supersedes EITF Abstracts Topic No. D-44, "Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value." The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

DETERMINING THE AMORTIZATION PERIOD FOR LEASEHOLD IMPROVEMENTS PURCHASED AFTER LEASE INCEPTION OR ACQUIRED IN A BUSINESS COMBINATION

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination," ("EITF 05-6"), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

10.  RECONCILIATIONS FROM UK GAAP TO IFRS

RECONCILIATIONS OF RETAINED PROFIT FROM UK GAAP TO IFRS FOR THE YEAR ENDED 31 MARCH 2005 AND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004, AND EQUITY FOR THE TRANSITION BALANCE SHEET AT 1 APRIL 2004 AND AS AT 30 SEPTEMBER 2004 AND
31 MARCH 2005.


                                          ADJUSTMENT                                       SIX MONTHS
                                          REFERENCE                                          ENDED 30
RETAINED PROFIT                                                            YEAR ENDED       SEPTEMBER
                                                                        31 MARCH 2005            2004
                                                                                   Lm              Lm

As reported under UK GAAP                                                         105             236

Revenue recognition                           1                                     -               -
Cessation of goodwill amortisation            2                                   200             100
Pensions                                      3                                    (7)              -
Share-based payments                          4                                    (2)             (1)
Recognition of financial instruments          5                                     2               1
UMTS licence creditor                         6                                    (1)              -
Non-recognition of dividends                  7                                   196               -
                                                                                -----           -----

Restated under IFRS                                                               493             336
                                                                                =====           =====


                                          ADJUSTMENT                         AS AT 30
EQUITY                                    REFERENCE             AS AT       SEPTEMBER            AS AT
                                                        31 MARCH 2005            2004     1 APRIL 2004
                                                                   Lm              Lm               Lm

As reported under UK GAAP                                      10,281          10,403           10,094

Cessation of goodwill amortisation            2                   200             100                -
Pensions                                      3                  (119)            (93)             (93)
Recognition of financial instruments          5                     -              (2)              (3)
UMTS licence creditor                         6                    (3)             (2)              (2)
Non-recognition of dividends                  7                   196               -                -
Deferred tax liability                        8                  (358)           (358)            (358)
Other employee benefits                       9                    (2)             (2)              (2)
                                                               -------         -------          -------

Restated under IFRS                                            10,195          10,046            9,636
                                                               =======         =======          =======


The major areas of difference between UK GAAP and IFRS which impact the Group's financial information comprise the following:

ADJUSTMENT 1 - REVENUE RECOGNITION

O2 UK receives income and incurs a related expense on calls which are "ported" to another mobile operator. Porting arises when an O2 customer leaves O2 and joins another operator and takes ("ports") their existing mobile number to the new network. All calls received by that customer are still routed via the O2 network to the network of the new operator. For all incoming calls to the O2 network, O2 receives a termination fee per minute and is required to pass that termination fee to the new operator. The receiving operator pays O2 a small commission for conveying the call.

Under UK GAAP the Group recognised the termination fees on a gross basis and thus included these amounts in both revenue and cost of sales. The Group has reconsidered this policy under IAS 18, which states that in an agency relationship the gross inflows of economic benefits include amounts collected on behalf of the principal and which do not result in increases in equity for the entity. The amounts collected on behalf of the principal are therefore not revenue. Instead, revenue is the amount of commission. Accordingly under IFRS, the Group will recognise the termination payments on a net basis.

The impact of this adjustment on the income statement of the Group and O2 UK is as follows:

                                                                            YEAR ENDED       SIX MONTHS ENDED
                                                                         31 MARCH 2005      30 SEPTEMBER 2004
                                                                                    Lm                     Lm

Revenue                                                                           (108)                   (58)
Cost of sales                                                                      108                     58
                                                                               -------                -------

Gross profit                                                                         -                      -
                                                                               =======                =======


This adjustment reduces O2 UK's service revenue and cost of sales and is solely a reclassification which does not alter profit or cash flows.

The commission received by O2 from the receiving operator, described above, which totals L12 million for the year ended 31 March 2005, has been reclassified from service revenue to other revenue. This adjustment has no effect on the Group's total revenue.

ADJUSTMENT 2 - GOODWILL AMORTISATION

IFRS 3 "Business combinations" prohibits the annual amortisation of goodwill and instead subjects such goodwill to an annual impairment review. The carrying value of goodwill at the date of transition to IFRS is L3,189 million and the amortisation charge ceases from that date.

Accordingly, the impact on the income statement of the Group is as follows:

                                                                           YEAR ENDED       SIX MONTHS ENDED
                                                                        31 MARCH 2005      30 SEPTEMBER 2004
                                                                                   Lm                     Lm
Goodwill amortisation                                                             200                    100
                                                                              =======                =======

ADJUSTMENT 3 - PENSIONS

In accordance with IAS 19 "Employee benefits", on transition to IFRS the Group has elected to recognise the net deficit of its defined benefit pension schemes on the consolidated balance sheet. Thereafter, the Group has elected to recognise actuarial gains and losses in full in the statement of recognised income and expense, rather than in the income statement, in the period in which they arise.

The impact on the Group's income statement of the adoption of IAS 19 is as follows:

                                                                           YEAR ENDED      SIX MONTHS ENDED
                                                                        31 MARCH 2005     30 SEPTEMBER 2004
                                                                                   Lm                    Lm
Pension costs - administrative expenses                                           (6)                    -
Pension costs - net financing costs                                               (1)                    -
                                                                               -------              -------

                                                                                   (7)                    -
                                                                               =======              =======

Actuarial losses - in statement of total recognised income and
expense                                                                           (19)                    -
                                                                               =======              =======


The pension deficit recognised on the consolidated balance sheet is as follows:

                                                                                    AT                   AT
                                                                         31 MARCH 2005         1 APRIL 2004
                                                                                    Lm                   Lm
Retirement benefit obligations                                                    (126)                (105)
                                                                               =======              =======


The operating charge included within administrative expenses under IAS 19 represents the current service cost, and the net financing charge represents the net of the expected return on scheme assets and the unwinding of the discount on the scheme liabilities. The actuarial losses arise on experience adjustments (being the effects of the differences between the previous actuarial assumptions and what has actually occurred) and the impact of changes in actuarial assumptions.

ADJUSTMENT 4 - SHARE-BASED PAYMENTS

The Group has historically accounted for share scheme costs under UK GAAP using the intrinsic value. IFRS 2 "Share based payments" requires the value of all share based payments to be measured, and an expense recognised in the income statement, based on fair value. Additionally, under UK GAAP, Inland Revenue approved SAYE schemes are exempt from the requirement to recognise a charge whereas under IFRS there is no such exemption.

The impact on the Group's income statement of the adoption of IFRS 2 in accounting for share-based payments is as follows:

                                                                            YEAR ENDED      SIX MONTHS ENDED
                                                                         31 MARCH 2005     30 SEPTEMBER 2004
                                                                                    Lm                    Lm

Administrative expenses                                                             (2)                   (1)
                                                                                ======                ======


ADJUSTMENT 5 - FINANCIAL INSTRUMENTS

The Group holds financial instruments principally to finance its operations, for the temporary investment of short term funds and to manage currency and interest rate risks arising from its operations. IAS 39 "Financial instruments:
Recognition and measurement" addresses the accounting for financial instruments.

Since the transition to IFRS on 1 April 2004, the Group has prepared documentation and performed effectiveness testing procedures for certain derivative financial instruments which are designated as hedges. This permits the application of hedge accounting for these instruments.

The impact on the Group's income statement of the adoption of IAS 39 is as follows:

                                                                           YEAR ENDED     SIX MONTHS ENDED
                                                                        31 MARCH 2005    30 SEPTEMBER 2004
                                                                                   Lm                   Lm

Net financing costs                                                                 2                    1
                                                                              =======              =======

The impact on the consolidated balance sheet of the adoption of IAS 39 is as follows:

                                                                                   AT                   AT
                                                                        31 MARCH 2005         1 APRIL 2004
                                                                                   Lm                   Lm

Net assets                                                                          -                   (3)
                                                                              =======              =======



The Group's cash flow hedges and hedges of net investments in foreign operations do not give rise to significant adjustments under IAS 39.

The main components of the IAS 39 adjustments are:

Fair value hedges

The Group holds Euro 1,000 million of interest rate swaps which hedge certain fixed rate borrowings by denominating them as floating rate. Under IAS 39, these interest rate swaps are a fair value hedge and are accounted for using hedge accounting. The interest rate swaps at 31 March 2005 result in the recognition of a non-current asset of L21 million (1 April 2004: L56 million) with a corresponding increase in the value of the Group's non-current borrowings. There is no impact on the Group's net assets.

Derivatives which are not designated as hedges

The Group uses forward foreign exchange contracts to hedge exchange rate movements on certain monetary assets. The overall effect of recognition of these derivatives is to increase current liabilities by L1 million at 1 April 2004, with no impact at 31 March 2005.

Other adjustments - accrued interest reclassification

IAS 39 requires all accrued interest on borrowings to be classified within the "borrowings" balance in the consolidated balance sheet. Accrued interest is also required to be recorded at its un-hedged rate if it has been hedged by an interest rate swap. Under UK GAAP, interest is accrued at the hedged rate and classified as an accrual rather than as part of the borrowings balance. At 31 March 2005, accrued interest totalling L13 million was reclassified from accruals to borrowings (1 April 2004: L14 million).

IAS 39 also requires accrued interest on cash and cash equivalents to be included within the cash balance reported in the consolidated balance sheet, although the impact is not significant.

ADJUSTMENT 6 - UMTS LICENCE CREDITOR

In the year ended 31 March 2003, O2 Ireland purchased a UMTS "B" licence. The total licence fee was Euro 114 million with payments phased over fifteen years. Under UK GAAP the asset and liability are recognised at their undiscounted value whereas under IFRS, the asset cost is recorded at the discounted present value of the payments and a corresponding creditor established.

The effect at 1 April 2004 is to reduce the carrying value of O2 Ireland's UMTS licence and creditor by L13 million and to recognise an interest cost of L1 million in the year ended 31 March 2005 representing the unwinding of the discount on the long-term liability.

The impact on the Group's income statement is as follows:

                                                                            YEAR ENDED       SIX MONTHS ENDED
                                                                         31 MARCH 2005      30 SEPTEMBER 2004
                                                                                    Lm                     Lm

Net financing costs                                                                 (1)                     -
                                                                                ======                 ======


The impact on the Group's consolidated balance sheet is as follows:

                                                                                    AT                   AT
                                                                         31 MARCH 2005         1 APRIL 2004
                                                                                    Lm                   Lm

Other intangible assets                                                            (13)                 (13)
Non-current liabilities: trade and other payables                                   10                   11
                                                                                ------               ------

Net assets                                                                          (3)                  (2)
                                                                                ======               ======

ADJUSTMENT 7 - DIVIDENDS

Under IAS 10 "Events after the balance sheet date", if an entity declares a dividend after the balance sheet date, the entity shall not recognise that dividend as a liability at the balance sheet date.

The dividend declared by the Group in May 2005 totalling L196 million is not recognised in the year ended 31 March 2005 under IFRS but is recognised under UK GAAP. The impact on the Group's consolidated balance sheet is as follows:

                                                                                   AT                   AT
                                                                        31 MARCH 2005         1 APRIL 2004
                                                                                   Lm                   Lm

Current liabilities: other payables                                               196                    -
                                                                              =======              =======


ADJUSTMENT 8 - TAXATION

IAS 12 "Income taxes" bases the calculation of the deferred tax assets and liabilities on the difference between tax carrying values and balance sheet carrying values, rather than the income statement approach required by FRS 19. As a result, the scope of IAS 12 is wider than that of FRS 19. IAS 12 requires a deferred tax liability in respect of rolled over gains to be recognised, irrespective of whether there is an expectation that the gain will crystallise.

The Group is required to recognise a deferred tax liability of L358 million on transition to IFRS relating to a gain arising prior to the Group's demerger from BT. The gain arose on BT's disposal of a non-mobile UK business which was rolled over into the goodwill relating to one of O2's operating businesses. This deferred tax liability is expected to reverse in the short to medium term as part of an internal reorganisation and, as a result, will be recognised as a credit in the tax line in the income statement of the Group in the corresponding period.

The other adjustments between UK GAAP and IFRS have no taxation effect as each adjustment either gives rise to a deferred tax asset in an entity where it is currently inappropriate to recognise further deferred tax assets or gives rise to a deferred tax liability in an entity which is already carrying unrecognised deferred tax assets such that a portion of that asset would be recognised to the extent of the any liability.

ADJUSTMENT 9 - OTHER EMPLOYEE BENEFITS

The Group has recognised a liability of L2 million under IFRS on transition at 1 April 2004 in respect of holiday pay which under IAS 19 is defined as a short-term compensated absence.

ADJUSTMENT 10 - SOFTWARE RECLASSIFICATION

Certain software, classified as tangible fixed assets under UK GAAP, has been assessed in accordance with IAS 38 and is reclassified to intangible assets under IFRS.

The impact on the Group's income statement is as follows:

                                                                            YEAR ENDED       SIX MONTHS ENDED
                                                                         31 MARCH 2005      30 SEPTEMBER 2004
                                                                                    Lm                     Lm

Depreciation                                                                       171                     89
Other amortisation                                                                (171)                   (89)
                                                                                ------                 ------

                                                                                     -                      -
                                                                                ======                 ======



The impact on the Group's consolidated balance sheet is as follows:

                                                                                   AT                    AT
                                                                        31 MARCH 2005          1 APRIL 2004
                                                                                   Lm                    Lm

Property, plant and equipment                                                     (606)                (530)
Other intangible assets                                                            606                  530
                                                                                ------               ------

                                                                                     -                    -
                                                                                ======               ======


ADJUSTMENT 11 - JOINT VENTURES AND ASSOCIATES

Under both UK GAAP and IFRS, the profits and losses of joint ventures and associates are recognised under the equity method of accounting. IFRS requires the Group's share of the post tax profits or losses to be included in one line in the income statement whereas under UK GAAP the Group's share of the interest and tax of associates are included under those headings in the profit and loss account.

The effect on the Group for the year ended 31 March 2005 is to reclassify a interest receivable of L1 million and a tax charge of L1 million to the "share of result of joint ventures and associates" line.

ADJUSTMENT 12 - CASH RECLASSIFICATION

IAS 7 "Cash flow statements" requires cash, which comprises cash on hand, demand deposits and cash equivalents to be reported in one line on the face of the balance sheet. Cash equivalents are defined as short term highly liquid investments that are readily convertible to known amounts of cash, UK GAAP does not recognise cash equivalents and such items are classified as current asset investments.

The impact on the Group's consolidated balance sheet is as follows:

                                                                                    AT                   AT
                                                                         31 MARCH 2005         1 APRIL 2004
                                                                                    Lm                   Lm

Other financial assets                                                            (968)                (645)
Cash and cash equivalents                                                          968                  645
                                                                                ------               ------

                                                                                     -                    -
                                                                                ======               ======

RECONCILIATION OF CASH FLOWS FROM UK GAAP TO IFRS FOR THE YEAR ENDED 31 MARCH 2005 AND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004.


CONSOLIDATED CASH FLOW STATEMENT - IFRS FORMAT                                      YEAR ENDED 31 MARCH 2005

                                                                                           IFRS
                                                                        UK GAAP     ADJUSTMENTS          IFRS
                                                                       (AUDITED)     (UNAUDITED)   (UNAUDITED)
                                                                             Lm              Lm            Lm
                                                                        --------       --------      --------

CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated from operations                                            1,755               -         1,755
Tax paid                                                                    (15)              -           (15)
                                                                        --------       --------      --------

NET CASH FROM OPERATING ACTIVITIES                                        1,740               -         1,740
                                                                        --------       --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment                                (1,287)            144        (1,143)
Purchase of intangible assets                                               (60)           (144)         (204)
Investment in joint venture                                                  (2)              -            (2)
Management of other financial assets                                       (302)            316            14
Dividends received from associated undertakings                               7               -             7
Interest received                                                            28               2            30
                                                                        --------       --------      --------

NET CASH USED IN INVESTING ACTIVITIES                                    (1,616)            318        (1,298)
                                                                        --------       --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES

Net proceeds from issue of ordinary share capital                            24               -            24
Interest paid                                                               (68)              -           (68)
Purchase of own shares                                                       (1)              -            (1)
Settlement of cross-currency swaps                                           22               -            22
Settlement of forward foreign exchange contracts                            (32)              -           (32)
Premium paid to shareholders in capital reorganisation                      (15)              -           (15)
Costs of capital reorganisation                                             (15)              -           (15)
Repayment of borrowings including finance leases                            (21)              -           (21)
Dividends paid to shareholders                                                -               -             -
                                                                        --------       --------      --------

NET CASH USED IN FINANCING ACTIVITIES                                      (106)              -          (106)
                                                                        --------       --------      --------

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                         18             318           336
                                                                        --------       --------      --------

Cash and cash equivalents at start of year                                   23             645           668
Exchange gains/(losses) on cash and cash equivalents                          -               5             5
                                                                        --------       --------      --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                     41             968         1,009
                                                                        ========       ========      ========




CONSOLIDATED CASH FLOW STATEMENT - IFRS FORMAT                            SIX MONTHS ENDED 30 SEPTEMBER 2004

                                                                                           IFRS
                                                                         UK GAAP    ADJUSTMENTS            IFRS
                                                                              Lm             Lm              Lm
                                                                        --------       --------        --------

CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated from operations                                               787              -             787
Tax paid                                                                      (4)             -              (4)
                                                                        --------       --------        --------

NET CASH FROM OPERATING ACTIVITIES                                           783              -             783
                                                                        --------       --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment                                   (579)            45            (534)
Purchase of intangible assets                                                (57)           (45)           (102)
Management of other financial assets                                        (147)           160              13
Dividends received from associated undertakings                                7              -               7
Interest received                                                             12              1              13
                                                                        --------       --------        --------

NET CASH USED IN INVESTING ACTIVITIES                                       (764)           161            (603)
                                                                        --------       --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES

Net proceeds from issue of ordinary share capital                              1              -               1
Interest paid                                                                (22)             -             (22)
Purchase of own shares                                                        (1)             -              (1)
Settlement of cross-currency swaps                                            22              -              22
Settlement of forward foreign exchange contracts                              (1)             -              (1)
Repayment of borrowings including finance leases                             (11)             -             (11)
                                                                        --------       --------        --------

NET CASH USED IN FINANCING ACTIVITIES                                        (12)             -             (12)
                                                                        --------       --------        --------

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                           7            161             168
                                                                        --------       --------        --------

Cash and cash equivalents at start of period                                  23            645             668
Exchange gains/(losses) on cash and cash equivalents                           -              7               7
                                                                        --------       --------        --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                    30            813             843
                                                                        ========       ========        ========


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TELEFONICA, S.A.


Date: May 16, 2006                By: /s/ Ramiro Sanchez de Lerin Garcia-Ovies
                                      -----------------------------------------
                                  Name:  Ramiro Sanchez de Lerin Garcia-Ovies
                                  Title: General Secretary and Secretary to
                                         the Board of Directors